

ARKO
A Family of Community Brands

2022

Annual Report

DEAR FELLOW STOCKHOLDERS,

I'm happy to share that ARKO delivered outstanding business results and strong financial performance in 2022, continuing to execute a strategy that has made us the 6th largest convenience store chain in the U.S., and a Fortune 500® company. Our entire team continued to deliver, every day. We are proud of our employees, who contribute so much and whose commitment to our strategy is key to our continued strong performance.

We're grateful for the leadership and counsel provided by our Board of Directors as we continue our rapid growth as a leading convenience store operator in the United States.

Thank you to our loyal stockholders. We share your confidence in our business and ability to create value over the long-term.

I want to personally thank all our customers. We care about the communities where we operate, and strive to give you the highest quality and level of service possible. We appreciate your loyalty and will always seek new and exciting ways to give you a great experience, in all of the convenience stores that comprise ARKO's unique Family of Community Brands.



PROGRESS ON KEY INITIATIVES

We continue to make progress on our organic retail store growth strategy, including our three key marketing pillars:

1. Growing sales in core destination categories by using data-driven management to meet our customer's needs. In 2022, we continued to invest in core destination categories, including adding bean-to-cup coffee machines into 548 stores, ensuring our customers always have a delicious cup of fresh coffee at a great value – whenever they want. Last year, enrolled fas REWARDS members took advantage of the $0.99 coffee program while enjoying 741,000 more cups compared to 2021. We also expanded planogram footages and assortments in candy, meat snacks and salty snacks to meet our minimum standards in our top 100 stores.

2. Developing and strengthening our relationship with our very best customers to drive more trips and incremental sales. In 2022, we grew our enrolled marketable fas REWARDS members to approximately 1.3 million members. Our new and exciting fas REWARDS app with many new features and benefits launched on March 29th and is available in the App store and Google Play. The new version includes exciting benefits such as order and delivery, in app only high value offers, fuel pricing and many more.

3. Expanding our packaged and fresh food offerings to increase margins and average basket size. We continue to make progress identifying food offerings that will excite and delight our customers while increasing trips, average basket size and overall margin.

FINANCIAL PERFORMANCE

ARKO's full year Adjusted EBITDA[1] rose to $301.1 million, continuing the Company's record of strong performance, with a 28% increase in this key metric on a three-year compounded annual growth rate.

Our key fiscal 2022 highlights include:

- Merchandise revenue of $1.65 billion.

- Same store merchandise sales excluding cigarettes increased 2.6% compared to the prior year period, and 7.4% on a two-year stack basis[2].

- Merchandise margin increased 110 basis points compared to the prior year period.

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[1] Adjusted EBITDA and same store measures are non-GAAP measures. For a discussion of these measures, please see "Use of Non-GAAP Measures" beginning on page 35 of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

[2] Same store merchandise sales increase on a two-year stack basis is the same store merchandise sales increase in the current year added to the same store merchandise sales increase in the prior year period. For a discussion of these measures, please see "Use of Non-GAAP Measures" beginning on page 35 of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

CONTINUED GROWTH THROUGH ACQUISITIONS

In 2022, ARKO expanded into the highly accretive fleet fueling business and through acquisitions added Alabama, Massachusetts, and Mississippi into our retail footprint. ARKO has closed 23 acquisitions since 2013 and expects to close the Company's 24th in the second quarter of 2023.

In 2022, the Company announced four acquisitions and closed 2 of them:

- Certain assets of Quarles Petroleum, Incorporated ("Quarles"): Closed on July 22, 2022, adding 121 proprietary Quarles-branded cardlock sites and 63 third-party cardlock sites for fleet fueling operations, and 46 independent dealer locations, including certain lessee-dealer sites. For the period from the acquisition closing date through December 31, 2022, the Company recognized $317.2 million in revenue and $20 million of Adjusted EBITDA related to the Quarles acquisition.

- The equity of Pride Convenience Holdings LLC ("Pride"): Closed on December 6, 2022, adding 31 Pride convenience stores in Massachusetts and Connecticut, and one new-to-industry store that broke ground in July 2022. For the period from the acquisition closing date through December 31, 2022, the Company recognized $25.7 million in revenue and $1.8 million of Adjusted EBITDA related to the Pride acquisition.

- The assets of Transit Energy Group LLC ("TEG"): Closed on March 1, 2023, adding approximately 135 convenience stores, fuel supply rights to approximately 190 independent dealer locations, and a transportation business with 58 trucks and 78 tanker trailers that supports the retail and wholesale business, all in the southeastern United States.

- WTG Fuels Holdings LLC ("WTG"): Expected to close in Q2 2023, and would add 24 Uncle's Convenience Stores located across western Texas, and 57 proprietary GASCARD-branded fleet fueling cardlock sites and 52 private cardlock sites located in western Texas and southeastern New Mexico.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

In 2022, the Company advanced its ESG strategy and disclosure. The Board formalized an ESG Policy, which helped guide ARKO's inaugural ESG report, published on December 27, 2022, which includes important baseline data on our governance framework, environmental initiatives, and social responsibility initiatives.

QUARTERLY DIVIDEND AND SHARE REPURCHASE PROGRAM

The Company's ability to return cash to its stockholders through its cash dividend program and share repurchase program is consistent with its capital allocation framework and reflects the Company's confidence in the strength of its cash generation ability and strong financial position.

The Board declared, and the Company paid, dividends of $0.09 per share of common stock in 2022, totaling approximately $10.9 million.

In February 2022, the Company's Board of Directors authorized a share repurchase program for up to an aggregate of $50 million of outstanding shares of common stock. In the year ended December 31, 2022, the Company repurchased approximately 4.5 million shares of common stock under the repurchase program for approximately $39.0 million, or an average share price of $8.60.

LOOKING AHEAD

We manage for the long-term, and believe that our in-store initiatives, merchandising strategy, and M&A capability work together as an engine for growth. Our goal is to consistently drive sales in our convenience stores and create value for our customers.

The efficiencies afforded us by our scale make us more competitive and enhance the Company's performance across the business.

ARKO's balance sheet is strong. With our proven track record of disciplined, consistent growth, we believe we are well positioned to exceed our customers' expectations, deliver strong growth, and create attractive stockholder value as we move through 2023 and beyond.

Arie Kotler
Chairman, President
& Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number 001-39828

ARKO Corp.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**85-2784337**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

8565 Magellan Parkway
Suite 400
Richmond, Virginia 23227-1150

(Address of Principal Executive Offices) (Zip Code)

(804) 730-1568

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	ARKO	Nasdaq Capital Market
Warrants to purchase common stock	ARKOW	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $681.1 million based on the closing price as reported on the Nasdaq Capital Market on that date. For purposes of determining this number, all named executive officers and directors of the registrant as of June 30, 2022 were considered affiliates of the registrant. This number is provided only for the purposes of this Annual Report on Form 10-K, and does not represent an admission by either the registrant or any such person as to the affiliate status of such person.

As of February 24, 2023, the registrant had 120,168,125 shares of its common stock, par value $0.0001 per share ("common stock") outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements about our expectations, beliefs or intentions regarding our product development efforts, business, financial condition, results of operations, strategies or prospects, including the potential impact of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described in "Item 1A-Risk Factors" of this Annual Report on Form 10-K. We do not undertake an obligation to update forward-looking statements, except to the extent required by applicable law. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance.

Risks and uncertainties, the occurrence of which could adversely affect our business, include the following:

- changes in economic conditions and consumer confidence in the United States;

- our ability to make acquisitions on economically acceptable terms;

- our ability to successfully integrate acquired operations or otherwise realize the expected benefits from our acquisitions;

- our ability to successfully implement our organic growth strategies;

- labor, raw materials and building supply shortages and price fluctuations in the construction industry could delay or increase the costs of our store upgrade and remodel program and our maintenance capital expenditures;

- changes in the wholesale prices of motor fuel;

- significant changes in the current consumption of and related regulations and litigation related to cigarettes and other tobacco products;

- significant changes in demand for fuel-based modes of transportation;

- the highly competitive industry characterized by low entry barriers in which we operate;

- negative events or developments associated with branded motor fuel suppliers;

- we depend on several principal suppliers for our fuel purchases and two principal suppliers for merchandise;

- a portion of our revenue is generated under fuel supply agreements with independent dealers that must be renegotiated or replaced periodically;

- the retail sale, distribution, transportation and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us or our customers to significant costs and liabilities;

- business disruption and related risks resulting from the outbreak of COVID-19 and variants of the virus;

- failure to comply with applicable laws and regulations;

- the loss of key senior management personnel or the failure to recruit or retain qualified personnel;

- unfavorable weather conditions;

- we may be held liable for fraudulent credit card transactions on our fuel dispensers;

- payment-related risks that may result in higher operating costs or the inability to process payments;

- significant disruptions of information technology systems, breaches of data security or compromised data;

- evolving laws, regulations, standards, and contractual obligations related to data privacy and security regulations, and our actual or perceived failure to comply with such obligations;

- our failure to adequately secure, maintain, and enforce our intellectual property rights;

- third-party claims of infringement upon their intellectual property rights;

- our dependence on third-party transportation providers for the transportation of most of our motor fuel;

- our operations present risks which may not be fully covered by insurance;

- our variable rate debt;

- the agreements governing our indebtedness contain various restrictions and financial covenants;

- our principal stockholders and management control us, and their interests may conflict with yours;

- our corporate structure includes Israeli subsidiaries that may have adverse tax consequences and expose us to additional tax liabilities;

- we may not be able to maintain an effective system of internal control over financial reporting and we may not be able to accurately report our financial results or prevent fraud;

- the market price and trading volume of our common stock may be volatile and could decline significantly;

- if securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us or the convenience store industry; and

- sales of a substantial number of shares of our common stock in the public market could cause the prices of our common stock to decline.

Table of Contents

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to the "Company," "ARKO," "we," "our," "ours," and "us" refer to ARKO Corp., a Delaware corporation, including our consolidated subsidiaries.

ITEM 1. BUSINESS

Overview

Based in Richmond, VA, ARKO Corp. is a leading independent convenience store operator and, as of December 31, 2022, we were the sixth largest convenience store chain in the United States ("U.S.") ranked by store count, operating 1,404 retail convenience stores. As of December 31, 2022, we operated our stores under more than 20 regional store brands that have been in existence for an average of approximately 50 years, which we consider "a Family of Community Brands." We leverage their long-term community involvement, highly recognizable brands and customer loyalty in their respective markets. While maintaining established diversified store brands, our stores derive significant value from the scale, corporate infrastructure and centralized marketing programs associated with our large network, including a common loyalty program network which is used as a platform for promotions and marketing initiatives throughout our convenience stores. Our high value fas REWARDS® loyalty program with approximately 1.3 million members is available in the majority of our stores and offers exclusive savings on merchandise and gas to our customers.

We are also a leading wholesale distributor of motor fuel, and as of December 31, 2022, we supplied fuel to 1,674 independent dealer locations.

On July 22, 2022, we added fleet fueling to our business, which includes the operation of proprietary and third-party cardlock locations (unstaffed fueling locations), and issuance of proprietary fuel cards that provide customers access to a nationwide network of fueling sites. As of December 31, 2022, we operated 183 cardlock locations.

We are well diversified geographically and, as of December 31, 2022, operated across 34 states and the District of Columbia in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States.

We have achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. From 2013 through 2022, we completed 22 acquisitions and our location count has grown from 320 sites in 2011 to 3,261 sites as of December 31, 2022. We believe that our acquired locations combined with our scalable infrastructure represent a strong platform for future growth within the highly fragmented convenience store industry through both strategic acquisitions and organic growth. With approximately 70% of the convenience store market composed of chains with 50 or fewer locations as of December 2021, we believe that there is ample opportunity to continue to consolidate. We have traditionally acquired a majority of our stores in smaller towns with less concentration of national-chain convenience stores. Approximately 40% of all our retail stores are in cities with populations of fewer than 20,000 people. Additionally, approximately 20% of all our retail stores are in cities with populations between 20,000 and 50,000 people. We believe that our focus on secondary and tertiary markets allows us to preserve "local" brand name recognition and align local market needs with capital investment.

Corporate Information

ARKO Corp. was incorporated under the laws of Delaware on August 26, 2020 for the purpose of facilitating the business combination of Haymaker Acquisition Corp. II, a Delaware corporation, and ARKO Holdings Ltd., a company organized under the laws of the State of Israel, which we refer to as Arko Holdings. Our shares of common stock, $0.0001 par value per share ("common stock"), and publicly-traded warrants are listed on the Nasdaq Stock Market under the symbols "ARKO" and "ARKOW," respectively. We own, indirectly, 100% of GPM Investments, LLC, a Delaware limited liability company that was formed on June 12, 2002, which we refer to as GPM, and which is our operating entity.

Our Business Segments

Retail Segment

Our primary business is the operation of convenience stores. As such, we derive a significant portion of our revenue from the retail sale of fuel and the products offered in our stores, resulting in our retail stores generating a large proportion of our profitability. Our retail convenience stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, candy, salty snacks, grocery, beer and general merchandise. Almost all stores sell fuel, and we are adding electric vehicle ("EV") chargers to select sites. Additionally, our stores offer a number of traditional convenience store services that generate additional income, including lottery, prepaid products, gift cards, money orders, ATMs, gaming, and other ancillary product and service offerings. We also generate revenues from car washes at approximately 80 of our locations.

We operate our stores under more than 20 regional store brands (which we consider "a Family of Community Brands"), including 1-Stop, Admiral, Apple Market®, BreadBox, ExpressStop®, E-Z Mart®, fas mart®, fastmarket®, Handy Mart, Jetz, Jiffi Stop®, Jiffy Stop, Li'l Cricket, Next Door Store®, Pride, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young's.

Our acquired brands have been in existence for an average of approximately 50 years. The advantages and significant benefits of our regional store branding while being part of a leading convenience store operator include:

- Each brand, with its own long-term community involvement, is highly recognizable to local customers;

- Centralized merchandising, marketing and procurement programs;

- Fuel price optimization and purchasing functions;

- Comprehensive portfolio of fuel brands with strong consumer recognition through national advertising;

- Common loyalty program under the name fas REWARDS®;

- Centralized environmental management and environmental practices; and

- Common IT and point-of-sale platforms.

We have foodservice offerings at approximately 1,150 company-operated stores. The foodservice category varies by store and includes hot and fresh grab-n-go foods, deli, fried chicken, bakery, pizza, roller grill items and other prepared foods. In addition, at our stores we operate over 120 branded quick service restaurants consisting of major national brands. We have 18 new Sbarro, the Original New York Pizza, locations and are currently working on additional new food offerings of this kind.

For the year ended December 31, 2022, the retail segment generated total revenues of approximately $5.6 billion, including approximately $1.7 billion of in-store sales and other revenues. In addition, the retail segment sold a total of more than 1.0 billion gallons of branded and unbranded fuel to its retail customers.

Wholesale Segment

The wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk and spot purchasers, on either a cost plus or consignment basis, as described below.

- **Consignment contracts** — 244 sites as of December 31, 2022. In arrangements of this type, we own the fuel until the date of sale to the final customer (the consumer) and the gross profit created from the sale of the fuel is allocated between us and the independent dealer based on the terms of the relevant agreement with the independent dealer. In certain cases, gross profit is split based on a percentage and in others, we pay a fixed fee per gallon to the independent dealer.

- **Fuel supply contracts ("Cost Plus")** — 1,430 sites as of December 31, 2022 plus bulk and spot purchasers. In arrangements of this type, the independent dealer purchases the fuel from us. We make final sales to independent dealers (referred to as "lessee-dealers" if the dealers lease the station from us or "open-dealers" if they control the site), sub-wholesalers and bulk and spot purchasers on a fixed-fee basis. The sales price to the independent dealer is determined according to the terms of the relevant agreement with the independent dealer, which typically reflects our total fuel costs plus the cost of transportation and a margin, with us generally retaining any prompt pay discounts and rebates, largely eliminating our exposure to commodity price movements.

For the year ended December 31, 2022, the wholesale segment sold 902.6 million gallons of fuel, generating revenues of approximately $3.3 billion.

Fleet Fueling Segment

The fleet fueling segment was added to the Company's business on July 22, 2022 upon the closing of our acquisition from Quarles Petroleum, Incorporated ("Quarles") of 121 proprietary Quarles-branded cardlock sites and 63 third-party cardlock sites for fleet fueling. The fleet fueling segment also includes commissions earned from the sale of fuel using proprietary fuel cards that provide customers access to a nationwide network of fueling sites. The fleet fueling business is a complementary business to our retail and wholesale segments, from which we believe we can grow and expand the Company's fleet fueling platform. On December 6, 2022, we announced our agreement to acquire one of the largest fleet fueling operations in West Texas, which includes 57 proprietary fleet fueling cardlock sites and 52 private cardlock sites.

As of December 31, 2022, we operated 183 cardlock locations and for the year ended December 31, 2022, the fleet fueling segment (which commenced its business on July 22, 2022) sold 60.0 million gallons of fuel, generating revenues of approximately $272.8 million in its approximately five months of operation.

GPMP Segment

The GPMP segment engages in the wholesale distribution of fuel. Our subsidiary, GPM Petroleum LP, which we refer to as GPMP, sells and supplies fuel to substantially all of our retail and wholesale sites on a fixed margin per gallon basis and charges a fixed fee to the fleet fueling sites. For the year ended December 31, 2022, 99.9% of the total fuel gallons distributed by GPMP were to GPM sites. GPM purchases substantially all of its fuel from GPMP and we own 100% of the general partner of GPMP and, as of December 31, 2022, 99.8% of the GPMP limited partner units.

Growth Strategy

We believe that we have a significant opportunity to increase our sales and profitability by continuing to execute our operating strategy, growing our store base in existing and contiguous markets through acquisitions, and enhancing the performance of current stores. With our achievement of significant size and scale, we believe that our organic growth strategy, including implementing company-wide marketing and merchandising initiatives, will add significant value to our assets. We believe that this complementary strategy will help further enhance our growth and results of operations. We expect to use a portion of the cash available to us to fund our growth strategy. Specific elements of our growth strategy include the following:

Pursue Acquisitions in Existing and Contiguous Markets. We have a pipeline of potential targets which we believe is highly actionable, and we currently focus on existing and contiguous markets where demographics and overall market characteristics are similar to our existing markets. We have a dedicated in-house M&A team that focuses on identifying, closing and integrating acquisitions. As an experienced acquirer, we have demonstrated the ability to generate strong returns on capital and meaningfully improve target performance post-integration through operating expertise and economies of scale. We believe that our unique business model provides us with strategic flexibility to acquire chains with retail, independent dealer and cardlock locations. We believe that continued scale advantage has enabled us to become a formidable industry player, enhanced our competitiveness, and positioned us as an acquirer of choice within the industry. As a "super-jobber" wholesaler, we believe we are better positioned to gain and renew supply contracts from independent dealers in addition to retail convenience store and wholesale fuel portfolios, and we incentivize our wholesale sales staff based on renewals. Additionally, we believe we can grow and expand the Company's fleet fueling platform through further acquisitions, including in conjunction with our retail and wholesale acquisitions.

Additionally, in order to improve the performance of acquired stores, as part of the post-integration process, once our systems are integrated, we implement our store planograms and merchandise assortment in the newly acquired stores and expand category footages where necessary.

Enhanced Marketing Initiatives. We plan to continue to pursue numerous in-store sales growth and margin enhancement opportunities that exist across our expansive footprint. The initiatives we are currently implementing include, among others:

- enhanced customer relationship-focused fas REWARDS® loyalty program to develop and strengthen relationships with our customers to drive more trips inside stores, including the introduction of an enhanced mobile app that has many exciting new high value features for the benefit of our approximately 1.3 million currently enrolled members and new loyalty customers;

- expansion of core destination merchandise categories, such as candy, salty snacks and packaged beverages, using customer centric data-driven decisions;

- continued roll-out of functional remodels for in-store upgrades, such as bean-to-cup coffee offerings, enhanced dispensed beverage offerings and our successful grab-n-go and freezer strategy; and

- continued expansion of the use of third-party delivery services, such as DoorDash and GrubHub, currently offered at more than 1,000 stores.

Foodservice Opportunity. Our current foodservice offering, which varies by store, primarily consists of hot and fresh grab-n-go foods, deli, fried chicken, bakery, pizza, roller grill items and other prepared foods. We have historically relied upon a limited number of franchised quick service restaurants and in-store delis to drive customer traffic. As a result, we believe that our under-penetration of foodservice presents an opportunity to expand foodservice offerings and margin in response to changing consumer behavior. As we continue to expand our foodservice offerings and implement a variety of food options, we believe that we are making great progress identifying food concepts with a value proposition that resonates with our customers and which we can execute across our stores. In addition, we believe that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences, including contactless checkout, order ahead service, and delivery will further drive growth in profitability. We know that we have the opportunity to significantly increase margins as we seek to continue to expand this important category to meet our customers' needs. We believe that in our markets, we can create a value proposition to position our stores as a food destination.

Organic Growth Opportunities. We believe that we have an expansive, embedded opportunity to enhance our existing store base through several organic growth initiatives, including full and functional remodels, raze-and-rebuild and new-to-industry ("NTI") opportunities. In 2022, we fully remodeled six stores and we commenced the planning and engineering phase of an NTI store in Atlanta, Texas with expected construction completion in 2024. We constantly monitor macroeconomic factors such as rising materials costs, shortages, construction industry price fluctuations and labor shortages and we closely analyze key performance indicators to determine our strategy.

EV Opportunity. As part of our overall EV strategy, we pursue grants and subsidies across our footprint to expand our EV charging capacity. On December 6, 2022, we completed our acquisition of all the issued and outstanding membership interests of Pride Convenience Holdings, LLC (the "Pride Acquisition"), which increased our total EV charging network by 18 chargers installed across five stores in Massachusetts, for a total of 21 charging stations installed at seven stores across three states. Prior to our acquisition, Pride was awarded a number of grants to expand their EV charging capacity in Massachusetts, which has aggressive EV targets. We plan to put these grants to use to expand EV charger availability in these markets.

We have six other active EV projects in various phases of development. We have several potential grants that we are pursuing. Our goal is to offer EV drivers the convenience and amenities they seek in a charging destination away from their homes, at areas where we identify the demand.

Suppliers

We purchase merchandise inventory from two primary wholesale distributors, Core-Mark and Grocery Supply Company, as well as approximately 700 direct store delivery supplier distributors. We leverage our relationships to generate economies of scale across our store base.

We purchase motor fuel primarily from large, integrated oil companies and independent refiners under supply agreements. In addition, we purchase unbranded fuel from branded and unbranded fuel suppliers to supply 266 unbranded retail fueling locations and 183 cardlock locations. As of December 31, 2022, approximately 80% of our retail fuel locations sold branded fuel. We sell branded fuel under the Valero®, Marathon®, BP®, Exxon® and Shell® brand names, plus several other brands. In addition to driving customer traffic, we believe that our branded fuel strategy enables us to maintain a secure fuel supply.

Competition

We operate in a highly competitive retail convenience market, which includes businesses with operations and services that are similar to those that we provide, primarily the sale of convenience items and motor fuels. We face significant competition from other large chain operators, such as: 7-Eleven/Speedway; Circle K; Casey's; Murphy USA; Quik Trip; Royal Farms; Sheetz; and Wawa. We believe that convenience stores managed by individual operators that offer branded or non-branded fuel are also significant competitors in the market. Often, operators of both chains and individual stores compete by selling unbranded fuel at lower retail prices relative to the market. We believe that the primary competitive factors influencing the retail segment are: site location; competitive prices; convenient access routes; the quality and configuration of the store and the fueling facility; the range of high-quality products and services offered; a convenient store-front; cleanliness; branded fuel; and the degree of capital investment in the store.

The convenience store industry is also experiencing competition from other retail sectors, including grocery stores, large warehouse retail stores, dollar stores and pharmacies. In particular, dollar stores (such as Family Dollar and Dollar General) and pharmacies (such as CVS and Walgreens) have expanded their product offerings to sell snacks, beer and wine and other products that have traditionally been sold by convenience stores, while grocery and large warehouse stores (such as Costco and Wal-Mart) have expanded their fuel offering adjacent to their stores. In smaller towns and more rural areas, we primarily compete with other local convenience stores, local or regional grocery stores, and to some extent, restaurants, and in more heavily populated areas, we often compete with local retailers as well as major national grocery chains, national drug store and warehouse retail stores brands like those mentioned above, traditional convenience stores, expanded fuel stations, and discount food retailers.

The wholesale business is also competitive. Our wholesale segment competes with refiners that distribute their own products, as well as other independent third-party motor fuel distributors. Wholesale fuel distributors typically compete by offering shorter contract commitments, lesser collateral requirements and larger incentives to enter into contracts. We distribute fuel sourced from a number of major oil company suppliers which allows us to approach a wide variety of branded and unbranded independent dealers in order offer a variety of alternative supply arrangements.

In the wholesale segment, we supply fuel to third parties both at sites owned or leased by the third party, sites that we own or have a long-term lease, as well as bulk and spot purchasers. In order to mitigate this competition, we typically offer the independent dealers competitive pricing within the framework of our existing fuel supply agreements, such as those we have with Valero, BP, Shell, Motiva, Marathon and ExxonMobil.

In the fleet fueling segment, we operate both third-party and proprietary cardlock sites, and market both universal and proprietary fleet cards. We market and sell to commercial and municipal entities. As opposed to retail volumes, commercial volumes have been less impacted by changing driver behavior and approximately 85% of sales are related to diesel vehicles. The primary competitors for third-party sites are companies that provide delivered fuels, with national, regional and local companies offering this service. Cardlocks compete against retail gas stations, especially those with a significant number of diesel pumps, however, we believe that our cardlock footprint allows for easier access and more efficient fueling for commercial vehicles. Third-party site growth in the fleet fueling segment is driven by commercial customers outsourcing the provision of on-site fleet fueling. We believe that we are well positioned because our third-party sites combine on-site cardlock fueling with the ability to utilize our proprietary cardlock sites and fleet card product sales.

We accept the majority of fleet cards and retail card types at our cardlock sites, in addition to the Quarles fleet card offerings. Commercial companies using the Quarles fleet cards have gradually shifted from the proprietary fleet card useable only at Quarles-branded locations to the "Universal" fleet card which is a cobranded with Voyager (U.S. Bank) and which can be used at multiple fleet fueling sites. This is a long-term industry trend and we expect this to continue in the upcoming year. The fleet fueling business is changing with technology with a move to cardless payments and the entry of fintechs (financial technology companies) into the space. As these trends develop, we will need to align our fleet card offering to the new technologies and ensure that our cardlocks are able to accept these payment types.

We believe that the primary barriers into entry in our industry are the significant financial strength required to enter into agreements with suppliers of fuel products and competition from other fuel companies and retail chains.

Environmental and Other Government Regulations

Our operations are subject to numerous legal and regulatory restrictions and requirements at the federal, state and local levels. With regard to fuel, these restrictions and requirements relate primarily to the transportation, storage, and sale of petroleum products, including stringent environmental protection requirements. In our wholesale and GPMP segments, we are also subject to the Petroleum Marketing Practices Act, which is a federal law that applies to the relationships between fuel suppliers and wholesale distributors, as well as between wholesale distributors and independent dealers, regarding the marketing of branded fuel. The law is intended to prevent the arbitrary or discriminatory cancellation, or non-renewal, of dealership agreements and stipulates limitations on the cancellation, or non-renewal, of agreements for distribution of branded fuel, unless certain conditions are satisfied.

With regard to non-fuel products, there are legal restrictions at the federal, state and local levels in connection with the sale of food, alcohol, cigarettes and other tobacco products, menu labeling, video retention, money orders, money transfer services, gaming, lottery, and ephedrine. Also, regulatory supervision is exercised by health departments at the federal, state and local levels over the food products that are sold in our stores. With respect to data held by us, including credit card information and data related to loyalty customers, we are subject to federal, state and local requirements related to the possession, use and disclosure of personally identifiable information, including mandated procedures to be followed in the event a data breach were to occur.

We hold various federal, state, and local licenses and permits, some of which are perpetual, but most of which must be renewed annually. These include general business licenses, lottery licenses, licenses and permits in connection with the sale of cigarettes, licenses in connection with the operation of gaming machines, licenses in connection with the sale of alcoholic drinks, licenses and permits that are required in connection with the sale of fuel, licenses that are required for the operation of convenience stores and licenses to sell food products.

EMV, which stands for Europay, MasterCard and Visa, is a global standard for credit cards that use computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to us in October 2015 for transactions processed inside the convenience stores and shifted to us in April 2021 for transactions at the fuel dispensers.

Our operations are subject to federal and state laws governing such matters as minimum wage, overtime, working conditions and employment eligibility requirements. Proposals have emerged at local, state and federal levels to increase minimum wage rates.

We are subject to local, state and federal laws and regulations that address our properties and operations, including, without limitation the transportation, storage and sale of fuel, which have a considerable impact on our operations, including compliance with the requirements and regulations of the U.S. Environmental Protection Agency ("EPA") and comparable state counterparts. We are required to comply with the following regulations, among others:

- The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and comparable state and local laws, which imposes strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources.

- The Resource Conservation and Recovery Act ("RCRA") gives EPA the authority to control hazardous waste from the "cradle-to-grave". This includes the generation, transportation, treatment, storage, and disposal of hazardous waste. RCRA also address environmental problems that could result from underground tanks storing fuel and other hazardous substances.

- The Clean Air Act ("CAA") and comparable state and local laws which imposes requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere.

- The federal Occupational Safety and Health Act ("OSHA") provides protection for the health and safety of workers. In addition, OSHA's hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

The EPA, and several states, have established regulations concerning the ownership and operation of underground fuel storage tanks ("USTs"), the release of hazardous substances into the air, water and land, the storage, handling disposal and transportation of hazardous materials, restrictions on exposure to hazardous substances and maintaining safety and health of employees who handle or are exposed to such substances. These regulations require UST owners to demonstrate that they have the financial capacity to pay for environmental cleanup associating with USTs. Several states in which we conduct business have state-sponsored trust fund programs that allow for the sharing and reimbursement of the costs of corrective measures incurred by UST owners. In addition, we are subject to regulations regarding fuel quality and air emissions.

We are committed to compliance with all applicable environmental laws and regulations. We allocate a portion of our capital expenditure program to compliance with environmental laws and regulations and environmental remediation and such capital expenditures were approximately $1.4 million for the year ended December 31, 2022, and we anticipate expenditures of approximately $5.0 million for the year ending December 31, 2023. Our environmental department maintains direct interaction with federal, state and local environmental agencies for each state in which we operate. As part of our environmental risk management process, we engage environmental consultants and service providers to assist in analyzing our exposure to environmental risks by developing remediation plans, providing other environmental services, and taking corrective actions as necessary.

Human Capital

As of December 31, 2022, we employed 12,223 employees, with 10,934 employed in our stores and 1,289 in corporate and field management positions. As of December 31, 2022, none of our employees were represented by a labor union or have terms of employment that are subject to a collective bargaining agreement. We consider our relationships with our employees to be good and have not experienced any work stoppages.

We value our employees and believe that employee development and training are key elements of our effective performance. We feel that improving the skills of current staff through training increases productivity and boosts our bottom line at a fraction of the cost of hiring new employees. We offer training based on our employees' specific job requirements and employee levels through the use of online training modules and on-the-job training conducted by store managers or our Regional Training team. Our Regional Training team conducts the Company and industry-specific training to ensure store management is well-versed in the latest operating policies, standards and techniques. Trainings vary based on employee level, but generally focus on customer service, safety, environmental issues and regulations, as well as our operations and policies. We have developed training centers for new employees at certain of our regional offices. Our experienced store managers and our corporate trainers conduct the training of store managers from acquired sites in a classroom setting pre- and post-acquisition, as well as on-the-job training. We have also developed designated training programs for Store Manager Trainees, Assistant Managers and Food Service Managers. We have developed, and continue to refine, additional training programs for store and district managers, focusing on leadership and other "soft skills." We help identify clear career paths to retain current employees and attract new employees by encouraging them to grow with the Company through educational training programs, matching employees with their interests or identifying a career trajectory other employees have taken.

The annual turnover rate of our store employees was approximately 213% in 2022. We seek to recruit and retain qualified personnel to work in our stores. The impact from the COVID-19 pandemic on employment trends and the prevailing wage rates in the markets in which we operate, including voluntary increases in wages because of current labor market conditions, have increased our costs associated with recruiting and retaining qualified personnel, and may continue to do so in the future.

We seek to promote employee retention by providing attractive employee benefits, raising wages where applicable and by granting sign-on, retention, referral and other bonus opportunities to our employees based on their respective roles. By researching and understanding hiring trends, we have adopted mobile technology to simplify the application process and we have invested in additional recruiting resources and implemented virtual recruiting and interviewing methods. We have also deployed enhanced recruiting techniques to optimize the selection of our talent pool.

Intellectual Property

We rely on trademarks that we own and trademarks we license from third parties to protect our brands and identify the source of our goods and services. We have registered or applied to register many of our trademarks with the United States Patent and Trademark Office.

We also rely on trademarks that we license from third parties to identify the goods and services that we provide to our customers. We license various marks in relation to the branded fuels that we supply, including "ExxonMobil," "Marathon," "BP," "Shell," and "Valero." In our quick service food offerings, we license trademarks such as "Subway" and "Dunkin'" to use at our applicable franchised or licensed outlets. We also license the "Jetz" trademark for use at certain of our convenience stores in Wisconsin.

We rely on other forms of intellectual property to help establish and maintain our competitive advantage, including proprietary software, trade secrets and other proprietary and confidential information. We receive confidential information from our franchise and fuel supply partners, and use it in the operation of our stores under agreements that we have with our partners. We also rely on our own proprietary and confidential information, including trade secrets and a limited amount of proprietary software, to conduct our business and preserve our position in the market. As a key part of our broader risk management strategy, we use access controls and contractual restrictions in an effort to prevent unauthorized use or disclosure of our proprietary or confidential information.

Environmental, Social and Governance

As a leading operator of convenience stores and gas stations, we are focused on integrating Environmental, Social and Governance ("ESG") principles that are aligned with our long-term business strategy. We issued our inaugural ESG report in 2022, which includes our baseline governance framework, environmental initiatives and social responsibility initiatives. Our current ESG report is available on our website at www.arkocorp.com. The information related to ESG on our website, including our ESG report, is not, and shall not be deemed to be, a part hereof or incorporated by reference into this or any of our other filings with the U.S. Securities and Exchange Commission ("SEC").

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Information that we file with the SEC is available at the SEC's website at www.sec.gov. We also make available free of charge on or through our website, at www.arkocorp.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. The information on our website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of our other filings with the SEC.

Use of our Website and Social Media to Distribute Material Company Information

We use our website as a channel of distribution for important Company information. We routinely post on our website important information, including press releases, investor presentations and financial information, which may be accessed by clicking on the News & Events, Company Info, and Governance sections of www.arkocorp.com. We also use our website to expedite public access to time-critical information regarding our Company in advance of, or in lieu of, distributing a press release or a filing with the SEC disclosing the same information. Therefore, investors should look to the News & Events, Company Info, and Governance sections of our website for important and time-critical information. Visitors to our website can also register to receive automatic e-mail and other notifications alerting them when certain new information is made available on our website. Information contained on, or accessible through, our website is not a part of and is not incorporated by reference into this Annual Report on Form 10-K.

Additionally, we use Twitter to distribute Company information, and you can follow us on our Twitter feed (@ARKOInvestors). We encourage investors, the media and other interested parties to review the information we post on our website and on Twitter, together with the information we file with the SEC and announce via press releases, conference calls and webcasts.

ITEM 1A. RISK FACTORS.

You should carefully consider the risks described below, as well as other information contained in this report, including the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events discussed below could significantly and adversely affect our business, prospects, results of operations, financial condition, and cash flows.

Risks Related to Our Business and Industry

Changes in economic conditions and consumer confidence in the U.S. could materially adversely affect our business.

Our operations and the scope of services we provide are affected by changes in the macro-economic situation in the United States, which has a direct impact on consumer confidence and spending patterns. A number of key macro-economic factors, such as rising interest rates, inflation and unemployment, could have a negative effect on consumer habits and spending, and lead to lower demand for fuel and other products sold at our convenience stores and gas stations. The U.S. economy has continued to experience inflationary pressures, which reduce consumer purchasing power. If this trend continues or increases, it could negatively impact demand and seasonal travel patterns, which could reduce future sales volumes. Significant negative developments in the macro-economic environment in the United States could have a material adverse effect on our business, financial condition and results of operations.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited. Furthermore, any acquisitions we complete are subject to substantial risks that could result in losses.

Our ability to grow depends substantially on our ability to make acquisitions. We intend to expand our retail business, independent dealer distribution network and fleet fueling network through acquisitions. However, we may be unable to take advantage of accretive opportunities for any of the following reasons:

- We are unable to identify attractive acquisition opportunities;

- We are outbid by competitors;

- We are unable to reach an agreement regarding the terms of pursued acquisitions;

- We are unable to raise financing for such acquisitions on economically acceptable terms; or

- We may be limited in our ability to acquire new sites due to antitrust regulations, and regulators may require that we effect divestitures as a condition to completing certain acquisitions. Any such required divestitures may be on economically unattractive terms, which could result in losses or otherwise reduce the overall economic value of certain acquisitions.

If we are unable to make acquisitions, our future growth will be limited. In addition, if we complete any future acquisitions, our capitalization and results of operations may change significantly. We may complete acquisitions, which, contrary to our expectations, ultimately prove to not be accretive. If any of these events were to occur, our future growth would be limited.

We may make acquisitions that we believe are beneficial, which ultimately result in negative financial consequences. Any acquisition involves potential risks, including, among other things:

- We may not be able to successfully integrate the businesses we acquire;

- We may not be able to achieve the anticipated synergies and financial improvements from the acquired businesses;

- We may not be able to retain key personnel from the acquired businesses;

- We may be unable to discover material liabilities of businesses that we acquire until after the completion of the relevant acquisition;

- We rely on data from the businesses that we acquire and there may be real or perceived inaccuracies in this data;

- Acquisitions may divert the attention of senior management from focusing on our day-to-day operations;

- We may experience a decrease in liquidity resulting from our use of a significant portion of cash available for investment or borrowing capacity to finance acquisitions;

- Substantial investments in financial controls, information systems, management resources and human resources may be required in order to support future growth;

- We may have difficulties in obtaining the required approvals, permits, licenses and consents for the acquired sites or new lines of business;

- We may have difficulties complying with regulatory requirements related to financial reporting; and

- We may incur additional environmental liabilities and risk when acquiring transportation assets.

We may be unable to successfully integrate acquired operations or otherwise realize the expected benefits from our acquisitions, which could adversely affect the expected benefits from our acquisitions and our results of operations and financial condition.

Any acquisition involves the integration of the business of two companies that have previously operated independently. The difficulties of combining the operations of the two businesses include:

- integrating personnel with diverse business backgrounds;

- familiarizing employees with new systems;

- converting customers to new loyalty platforms; and

- combining different corporate cultures.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business, and the loss of key personnel or customers. The diversion of management's attention and any delay or difficulty encountered in connection with the integration of the two companies' operations could have an adverse effect on our business and results of operations.

The success of our acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining the acquired business with ours. If we are unable to successfully integrate an acquired business, the anticipated benefits of such acquisition may not be realized fully or may take longer to realize than expected which could have a material adverse effect on our business, financial condition and results of operations. For example, we may fail to realize the anticipated increase in earnings anticipated to be derived from an acquisition or the synergies expected, or there could be higher expenses related to the acquired business than expected. In addition, as with any acquisition, a significant decline in asset valuations or cash flows may also cause us not to realize expected benefits.

Our future growth depends on our ability to successfully implement our organic growth strategies, a part of which consists of upgrading and remodeling our convenience stores.

A part of our organic growth strategy consists of functional and full remodeling of our convenience stores in order to improve customers' shopping experience by offering high-quality, convenient and efficient facilities. Such upgrades and remodeling projects, regardless of scale, entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. Such risks, in addition to potential difficulties in obtaining any required licenses and permits, could lead to significant cost increases and substantial delays in the opening of the remodeled convenience stores. In certain instances, these factors have led to certain delays and increased costs for our projects and although we believe we are successfully navigating these challenges, there can be no assurance that we will be able to achieve our growth targets by successfully implementing this strategy.

Labor, raw materials and building supply shortages and price fluctuations in the construction industry could delay or increase the costs of store upgrades and remodels and our maintenance capital expenditures, which could adversely affect our operating results.

We rely on many raw materials and skilled labor for store upgrades and remodels and our routine maintenance capital expenditures. The construction industry has, from time to time, experienced labor and raw material shortages and has been adversely affected by volatility in global commodity prices. In particular, shortages and fluctuations in the prices for labor, concrete, steel, drywall, lumber or other important raw materials could result in the continuance of the delays in the start or completion of, or further increases to the cost of, our store upgrades and remodels or routine maintenance expenditures, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Significant changes in current consumption of cigarettes and other tobacco products and related regulations and litigation could materially adversely affect our business.

Cigarettes and other tobacco products, which accounted for approximately 8% of our total revenues for the year ended December 31, 2022, are a significant revenue source for us. Significant increases in wholesale cigarette and other tobacco product prices, current and future tobacco legislation, including restrictions or bans on flavored tobacco products and related advertising, national, state and local campaigns to discourage smoking, a decrease in the consumption of cigarettes, lawsuits against manufacturers and retailers of cigarettes and other tobacco products, reductions in manufacturer rebates for the purchase of tobacco products and increases in, and new, taxes on cigarettes and other tobacco products could have a material adverse effect on the demand for tobacco products and, in turn, on our financial condition and results of operations. Specifically, in 2022 there were multiple price increases for cigarettes which may result in a loss of customers in the future. Additionally, there may be additional increases in cigarette prices in the future.

Our financial condition and results of operations are influenced by changes in the wholesale prices of motor fuel, which may materially adversely impact our sales, operations, customers' financial condition and the availability of trade credit.

During the year ended December 31, 2022, fuel sales were approximately 81% of our total revenues and approximately 48% of our combined fuel, merchandise and other income margin. Generally, our retail fuel inventory on hand turns quickly in the ordinary course of our business. Our operating results are influenced by prices for motor fuel, variable retail margins and the market for such products. Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, such as the ongoing war between Russia and Ukraine, could significantly affect crude oil supplies and wholesale fuel prices. Significant increases and volatility in wholesale fuel prices could result in substantial increases in the retail price of motor fuel products, lower fuel gross margin per gallon, lower demand for such products and lower sales to consumers and independent dealers. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our financial condition and results of operations. Increases in fuel prices generally compress retail fuel margin because fuel costs typically increase faster than retailers are able to pass them along to customers. In addition, when prices for motor fuel rise, some of our independent dealers may have insufficient credit to purchase motor fuel from us at their historical volumes. Furthermore, when motor fuel prices decrease, so do prompt payment incentives, which are generally calculated as a percentage of the total purchase price of the motor fuel distributed. Additionally, because the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump result in higher credit card expenses. These additional fees increase operating expenses. Additionally, when diesel fuel prices rise, this results in higher truck shipping costs which causes shippers to consider alternative means for transporting freight, which may reduce trucking business and, in turn, may reduce our fuel sales volume. High diesel fuel prices may also cause our trucking customers to seek cost savings throughout their businesses, including measures which reduce total fuel consumption and may in turn reduce our fuel sales volume. Finally, higher prices for motor fuel may reduce our access to trade credit or worsen the terms under which such credit is available to us, which could have a material adverse effect on our financial condition and results of operations.

Beginning in the third quarter of 2022, we make use of derivative commodity instruments to manage risks associated with an immaterial amount of gallons designed to offset changes in the price of fuel that are directly tied to firm commitments to purchase diesel fuel. As such, the Company is subject to the risk that its fuel derivative instruments will no longer qualify for hedge accounting under applicable accounting standards, which can create additional earnings volatility. Adjustments in the Company's overall fuel hedging strategy, as well as the ability of the commodities used in fuel hedging to qualify for special hedge accounting, could affect the Company's results of operations. In addition, there can be no assurance that the Company will be able to cost-effectively hedge against changes in diesel fuel prices.

The Company's fuel hedging arrangements and the various potential impacts of hedge accounting on the Company's financial position, cash flows, and results of operations are discussed in more detail under *"Management's Discussion and Analysis of*

Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk," and in Note 2 and Note 21 to the consolidated financial statements contained in this Annual Report on Form 10-K.

Significant changes in demand for fuel-based modes of transportation and for trucking services could materially adversely affect our business.

The road transportation fuel and convenience business is generally driven by consumer preferences, growth of road traffic, demand for trucking services, and trends in travel and tourism. Automotive, industrial and power generation manufacturers are developing more fuel-efficient engines, hybrid engines, electric vehicles and alternative clean power systems. In 2022, all electric vehicles accounted for approximately 5.8% of all light vehicle sales in the United States. In addition, truck and other vehicle manufacturers and our customers continue to focus on ways to improve motor vehicle fuel efficiency and conserve fuel, including use of truck platooning, or the electronic linking of trucks with a lead vehicle, heat and kinetic energy recovery technologies, substantially lighter "super trucks" and higher efficiency motor fuels. Demand for trucking services in the United States generally reflects the amount of commercial activity in the U.S. economy. When the U.S. economy declines, demand for goods moved by trucks usually declines, and in turn demand for diesel fuel supplied by our fleet fueling segment typically declines, which could significantly harm our results of operations and financial condition.

A number of key factors could impact current customer behavior and trends with respect to road transportation and fuel consumption. These include new technologies providing increased access to non-fuel dependent means of transportation, legislation and regulations focused on fuel efficiency and lower fuel consumption, and the public's general approach with regard to climate change and the effects of greenhouse gas emissions. Significant developments in any of the above-listed factors could lead to substantial changes in the demand for petroleum-based fuel and have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive, fragmented industry characterized by many similar competing products and services, and our inability to successfully compete could have a material adverse effect on our business.

We compete with other convenience stores, gas stations, large and small food retailers, quick service restaurants and dollar stores, as well as companies that provide delivered fuels. Because all such competitors offer products and services that are very similar to those offered by us, a number of key factors determine our ability to successfully compete in the marketplace. These include the location of stores, competitive pricing, convenient access routes, the quality, configuration and efficiency of stores and fueling facilities, and a high level of service. In particular, many large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. In addition, some of our competitors have greater financial resources and scale than us, which may provide them with competitive advantages in negotiating fuel and other supply arrangements.

Our inability to successfully compete in the marketplace by continuously meeting customer requirements concerning price, quality and service level could have a material adverse effect on our business, financial condition and results of operations.

Negative events or developments associated with branded motor fuel suppliers could have a material adverse impact on our revenues.

The success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold at our gas stations and cardlock locations and to independent dealers. An event which adversely affects the value of those brands could have a negative impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We depend on several principal suppliers for our gross fuel purchases and two principal suppliers for merchandise. A failure by a principal supplier to renew its supply agreement, a disruption in supply or an unexpected change in supplier relationships could have a material adverse effect on our business.

We depend on several principal suppliers for our gross fuel purchases. Our fuel supply agreements expire on various dates through June 2032. If any of our principal suppliers elects not to renew its contracts with us, we may be unable to replace the volume of motor fuel we currently purchase from such supplier on similar terms or at all. We rely upon our suppliers to timely provide the volumes and types of motor fuels for which they contract. We purchase motor fuels from a variety of suppliers under term contracts. In times of extreme market demand, supply disruption or as a result of futures market and geopolitical conditions, we may be unable to acquire enough fuel, including diesel fuel in particular, to satisfy the demand of our customers. Any disruption in supply or a significant change in our relationship with our principal fuel suppliers could have a material adverse effect on our business, financial condition and results of operations.

We depend on two major vendors to supply a majority of our in-store merchandise. Due to driver shortages and supply chain disruptions, manufacturers and our suppliers have been experiencing shortages and shipping delays of both fuel and merchandise. A significant disruption or operational failure affecting the operations of our suppliers, including their ability to provide timely deliveries, could materially impact the availability, quality and price of products sold at our convenience stores and cardlock locations, cause us to incur substantial unanticipated costs and expenses, and adversely affect our business, financial condition and results of operations.

A portion of our revenue is generated under fuel supply agreements with independent dealers that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these agreements, then our results of operations and financial condition could be adversely affected.

A portion of our revenue is generated under fuel supply agreements with independent dealers. As these supply agreements expire, they must be renegotiated or replaced. Our fuel supply agreements generally have an initial term of 10 years and, as of December 31, 2022, had a volume-weighted average remaining term of approximately 5.3 years. Our independent dealers have no obligation to renew their fuel supply agreements with us on similar terms or at all. We may be unable to renegotiate or replace our fuel supply agreements when they expire, and the terms of any renegotiated fuel supply agreements may not be as favorable as the terms of the agreements they replace. Whether these fuel supply agreements are successfully renegotiated or replaced is frequently subject to factors beyond our control. Such factors include fluctuations in motor fuel prices, an independent dealer's ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our fuel supply agreements, or must renegotiate or replace them on less favorable terms, revenues from these agreements could decline and our results of operations and financial condition could be adversely affected.

The retail sale, distribution, transportation and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us or our customers to significant costs and liabilities, which could have a material adverse effect on our business.

We and our facilities and operations are subject to various federal, state and local environmental, health and safety laws, and regulations. These laws and regulations continue to evolve and are expected to increase in both number and complexity over time and govern not only the manner in which we conduct our operations, but also the products we sell. For example, international agreements and national, regional, and state legislation and regulatory measures that aim to limit or reduce greenhouse gas emissions or otherwise address climate change are currently in various stages of implementation. Additionally, in March 2022, the SEC proposed new climate-related disclosure rules, which if adopted as proposed, would require significant new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions data, and third-party attestation requirements. At this time, we cannot predict the costs of compliance with or any potential adverse impacts resulting from, these new rules if adopted as proposed, but compliance with such rules, when they are finalized, could require significant effort and divert management's attention and resources, which could adversely affect our operating results. There are inherent risks that increasingly restrictive environmental and other regulation could materially impact our results of operations or financial condition. Most of the costs of complying with existing laws and regulations pertaining to our operations and products are embedded in the normal costs of doing business. However, it is not possible to predict with certainty the amount of additional investments in new or existing technology or facilities, or the amounts of increased operating costs to be incurred in the future, to prevent, control, reduce or eliminate releases of hazardous materials or other pollutants into the environment; remediate and restore areas damaged by prior releases of hazardous materials; or comply with new or changed environmental laws or regulations. Although these costs may be significant to the results of operations, we do not presently expect them to have a material adverse effect on our liquidity or financial position. Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. We may incur expenses for corrective actions or environmental investigations at various owned and previously owned facilities, leased or previously leased facilities, at third-party sites we manage, and at third-party-owned waste disposal sites used by us. An obligation may arise when operations are closed or sold or at non-company sites where company products have been handled or disposed of. Expenditures to fulfill these obligations may relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but may require investigative or remedial work or both to meet current or future standards.

Most of our fuel is transported by third-party carriers to our retail, independent dealer and fleet fueling sites. A portion of fuel is transported in our own trucks, instead of by third-party carriers, therefore, our operations are also subject to hazards and risks inherent in transporting motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, and cross-drops, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others.

The transportation of motor fuels, as well as the associated storage of such fuels at locations including convenience stores, are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to such transportation and storage activities. These laws and regulations may impose numerous obligations and restrictions that are applicable to motor fuels transportation and storage and other related activities, including acquisition of, or applications for, permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality and labeling of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that may be released into the environment; required capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution or non-compliance resulting from these activities. Numerous governmental authorities, such as the EPA, and analogous state agencies, have the power to monitor and enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, including fines, which can result in increased pollution control equipment costs or other actions. Failure to comply with these existing laws and regulations, or any newly adopted laws or regulations, may trigger administrative, civil or criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative, remedial or corrective action obligations, the imposition of additional compliance requirements on certain operations or the issuance of orders enjoining certain operations. Moreover, the trend in environmental regulation is for more restrictions and limitations on activities that may adversely affect the environment, which aligns with a growing trend in investor sentiment, and such regulation may result in increased costs of compliance.

Where releases of motor fuels or other substances or wastes have occurred, federal and state laws and regulations, and our lease agreements, require that contamination caused by such releases be assessed and remediated to meet applicable clean-up standards. Certain environmental laws impose strict, joint and several liability for costs required to clean-up and restore sites where motor fuels or other waste products have been disposed or otherwise released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims for damages or to impose corrective action obligations, could be substantial and could have a material adverse effect on us or our customers who transport motor fuels or own or operate convenience stores or other facilities where motor fuels are stored.

For more information on potential risks arising from environmental and occupational safety and health laws and regulations, please see "*Business—Environmental and Other Government Regulations.*"

Business disruption and related risks resulting from the outbreak of COVID-19 and variants of the virus could have a material adverse effect on our business and results of operations.

In December 2019, Chinese officials reported a novel coronavirus ("COVID-19") outbreak. COVID-19 has since spread throughout the world, leading the World Health Organization to declare on March 11, 2020, that COVID-19 reached the magnitude of a global pandemic. The rapid spread of COVID-19 throughout the U.S. led federal, state and local governments to take significant steps in an attempt to reduce exposure to COVID-19 and variants of the virus and control their negative effects on public health and the U.S. economy, which steps changed over time and varied by locality. The COVID-19 pandemic has subsided with the normalization of living with COVID-19 following the increase in accessibility to COVID-19 vaccines and antiviral treatments. While the COVID-19 pandemic generally impacted our results of operations positively, the pandemic initially negatively impacted our foodservices sales and same store fuel sales volumes, and we have experienced shortages in labor and supply chain disruptions that have increased our operating costs. The resurgence of the COVID-19 pandemic could once again impact our operations and the operations of our customers and suppliers as a result of quarantines, location closures, illnesses, and travel restrictions. Any future resurgence of COVID-19 or variants of the virus, and the severity and duration thereof, remain uncertain, however, a substantial and continuous deterioration in the business environment in the U.S. as a consequence thereof could have a material adverse effect on our business, financial condition and results of operations, including:

- Significant reductions or volatility in demand for products sold at our convenience stores and gas stations due to substantially lower customer traffic resulting from travel restrictions, social distancing measures, and more people working and studying virtually;

- Significant disruptions of some or all of our operations as a result of government-imposed restrictions on customers and/or employees;

- Temporary or long-term disruptions and delays to our supply chain, including our network of suppliers and distributors, significantly impacting the quantity, quality, variety and pricing of merchandise sold at our sites;

- Limitations on availability of prospective and active employees;

- Restrictions on the sale and pricing of certain products;

- Increased employee healthcare costs related to COVID-19 and variants of the virus;

- Cost to comply with constantly evolving laws and regulations related to COVID-19 and variants of the virus, including additional cleaning and protective equipment for employees and administrative costs; and

- Changes to our competitors' service offerings, including delivery and drive-through options, which we offer on a limited basis.

Failure to comply with applicable laws and regulations could result in liabilities, penalties, costs, or license suspension or revocation that could have a material adverse effect on our business.

Our operations are subject to numerous federal, state and local laws and regulations, including regulations related to the sale of alcohol, cigarettes and other tobacco products, lottery/lotto products, other age-restricted products, operation of gaming machines, various food safety and product quality requirements, environmental laws and regulations, and various employment and tax laws.

Our violation of, or inability to comply with, state laws and regulations concerning the sale of alcohol, cigarettes and other tobacco products, lottery/lotto products, other age-restricted products and operation of gaming machines could expose us to regulatory sanctions ranging from monetary fines to the revocation or suspension of our permits and licenses for the sale of such products. Such regulatory action could adversely affect our business, financial condition and results of operations. To the extent we are not able to provide such information because owners of our stock do not provide the necessary documentation to comply, we may have those licenses suspended or revoked.

Our failure to comply with applicable labor and employment laws pertaining to, among others, minimum wage, mandated healthcare benefits or paid time-off benefits could result in increased regulatory scrutiny, monetary fines and substantial costs and expenses related to legal proceedings.

Our business, particularly the operation of gas stations, and the storage and transportation of fuel products, is directly affected by numerous environmental laws and regulations pertaining, in particular, to the quality of fuel products, the handling and disposal of hazardous wastes and the prevention and remediation of environmental contaminations. Such laws and regulations are constantly evolving and have generally become more stringent over time. Our compliance with such evolving regulation requires significant and continuously increasing capital expenditures. Our business may also be (indirectly) affected by the adoption of environmental laws and regulations intended to address global climate change by limiting carbon emissions and introducing more stringent requirements for the exploration, drilling and transportation of crude oil and petroleum products. Increasingly wide-spread implementation of such laws and regulations may lead to a significant increase in the cost of petroleum-based fuels and, in turn, lower demand for road transportation fuel. Our failure to comply with applicable environmental laws and regulations, or a significant contamination at one of our sites requiring remediation of contaminated soil and groundwater on a large scale, could expose us to substantial fines and penalties, as well as administrative, civil and criminal charges, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, fuel excise taxes, sales and use taxes, payroll taxes, franchise taxes, property taxes and tobacco taxes. Many of these tax liabilities are subject to periodic audits by the respective taxing authorities. Substantial changes or reforms in the current tax regime could result in increased tax expenses and potentially have a material adverse effect on our financial condition and results of operations.

We rely on a large number of store employees. If we do not effectively manage our workforce, our labor costs and results of operations could be adversely affected.

With approximately 11,000 store employees, our labor costs represent one of our largest store operating expenses, and our business is dependent on our ability to attract, train, and retain the appropriate mix of qualified employees. Most of our store employees are in entry-level or part-time positions, which have historically high turnover rates. The impact from the COVID-19 pandemic on employment trends and the prevailing wage rates in the markets in which we operate, including voluntary increases in wages because of current labor market conditions, have increased our costs associated with recruiting and retaining qualified personnel, and may continue to do so in the future. Our ability to meet our changing labor needs while controlling our costs is subject to external factors outside of our control such as labor laws and regulations, unemployment levels, prevailing wage rates, benefit costs, changing demographics, and our reputation and relevance within the labor market. If we are unable to attract and retain qualified personnel to work in our stores, our operations, customer service levels, reputation, and competitiveness could suffer and our results of operations could be adversely affected.

The loss of key senior management personnel or the failure to recruit or retain qualified personnel could materially adversely affect our business.

We are dependent on our ability to recruit and retain qualified individuals to work in and manage our convenience stores, and our operations are subject to federal and state laws governing such matters as minimum wages, overtime, working conditions and employment eligibility requirements. Economic factors, such as a decrease in unemployment and an increase in mandatory minimum wages at the local, state and federal levels and social benefits, could have a material impact on our results of operations if we are required to significantly increase wages and benefits expenditures in order to attract and retain qualified personnel. The state of the current labor market could impact our ability to recruit and retain qualified personnel. Additionally, we are dependent on our senior management to operate our business. The loss of any of our executive officers or other key senior management personnel could harm our business.

Unfavorable weather conditions could adversely affect our business.

Weather conditions have a significant effect on our sales, as retail customer transactions in higher profit margin products generally increase when weather conditions are favorable. Consequently, our results are seasonal, and we typically earn more during the warmer second and third quarters of the year. In addition, severe weather phenomena, such as hurricanes, may adversely affect our results of operations and could result in significant damage to our gas stations, convenience stores and infrastructure, potentially resulting in substantial costs and expenses. Temporary or long-term disruptions to our supply chain in connection with unfavorable weather conditions could impact our network of suppliers and distributors, significantly impacting the quality, variety and pricing of merchandise sold at our sites.

We may be held liable for fraudulent credit card transactions on our fuel dispensers.

Europay, MasterCard and Visa, or EMV, is a global standard for credit cards that uses computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to us in October 2015 for transactions processed inside the convenience stores and shifted to us in April 2021 for transactions at the fuel dispensers. We have upgraded all of our inside point-of-sale machines to be EMV-compliant, and we are actively upgrading our fuel dispensers to be EMV-compliant at the fuel dispenser with approximately 55% of retail locations completed as of December 31, 2022. Due to the required time and cost necessary to upgrade each site and supply chain constraints related to necessary equipment, we did not upgrade all of our sites prior to April 2021, but anticipate being substantially complete by the end of 2023. Accordingly, we may be subject to liability for fraudulent credit card transactions processed at fuel dispensers. We do not believe that this will expose us to material chargeback liability.

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our brand, reputation, business, financial condition and results of operations.

We accept a variety of credit cards and debit cards in our convenience stores and at our fuel dispensers and, accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability (see "—*We may be held liable for fraudulent credit card transactions on our fuel dispensers*") and reduce the ease of use of certain payment methods. In addition, we pay interchange and other fees, which may increase over time. We rely on fuel brands and independent service providers for payment processing, including credit and debit cards. If these fuel brands and independent service providers become unwilling or unable to provide these services to us, if the cost of using these providers increases, or if such providers have a data breach or mishandle our data, our business could be harmed. Additionally, there is a trend toward cardless payment methods, which may require additional investment to implement at our locations. As these trends develop, we will need to align our fleet card offering to the new technologies.

We are also subject to payment card association operating rules and agreements, including data security rules and agreements and certification requirements which could change or be reinterpreted to make it difficult or impossible for us to comply. In particular, we must comply with the Payment Card Industry Data Security Standard, or PCI DSS, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data. If we fail to comply with any of these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply with such rules or requirements could significantly harm our brand, reputation, business, financial condition and results of operations.

Significant disruptions of information technology systems, breaches of data security, or compromised data could materially adversely affect our business.

We rely on multiple information technology systems and a number of third-party vendor platforms (collectively, "IT Systems") in order to run and manage our daily operations, including for fuel pricing, loyalty programs, payroll, accounting, budgeting, reporting, and store operations. Such IT Systems allow us to manage various aspects of our business and to provide reliable analytical information to our management. The future operation, success and growth of our business depends on streamlined processes made available through our uninhibited access to information systems, global communications, internet activity and other network processes. Like most other companies, despite our current security measures and process controls, our information technology systems, and those of our third-party service providers, may be vulnerable to information security breaches, ransomware or extortion, mishandled data, acts of vandalism, computer viruses and interruption or loss of valuable business data. Stored data might be improperly accessed due to a variety of events beyond our control, including, but not limited to, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of access to data and information, terrorist attacks, hackers, security breaches or other security incidents, and computer viruses or attacks. We rely on third parties to provide maintenance and support of our IT Systems, and a failure of any of these third parties to provide adequate and timely support could adversely affect the operation of our IT Systems. We have technology security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that our operations are not disrupted or the data security breaches do not occur.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex attacks which may remain undetected until after they occur. Any breach of our network or those of our vendors may result in damage to our reputation, the loss of valuable business data, the misappropriation of our valuable intellectual property or trade secret information, misappropriation of our consumers' or employees' personal information, key personnel being unable to perform duties or communicate throughout the organization, loss of retail sales, significant costs for data restoration and other adverse impacts on our business. Despite our existing security procedures and controls, if our network or the network of one of our service providers was compromised, it could give rise to unwanted media attention, materially damage our customer relationships, harm our business, reputation, results of operations, cash flows and financial condition, result in fines or litigation, and may increase the costs we incur to protect against such information security breaches, such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud. In addition, successful cyberattacks, data breaches, or data security incidents, at one of our vendors, other convenience store operators, large retailers or other market participants, whether or not we are directly impacted, could lead to a general loss of customer confidence or affect our supply chain which could negatively affect us, including harming the market perception of the effectiveness of our security measures or harming the reputation of the industry in general, which could result in reduced use of our products and services.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; costs related to maintaining redundant networks, data backups and other damage-mitigation measures; and extra administrative costs to mitigate risk and deal with any system breaches. While we maintain cyber liability insurance, our insurance may not be sufficient to protect against all losses we may incur due to policy exclusions or if we suffer significant or multiple attacks.

We are subject to evolving laws, regulations, standards, and contractual obligations related to data privacy and security regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

As a fuel and merchandise retailer, we collect and store large amounts of data on our network, including personal data from customers and other sensitive information concerning our employees, customers and vendors. As such, we are subject to, or affected by, a number of federal, state, and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal and other information including that of our employees, customers, and others. If we are found to have breached any such laws or regulations, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenue, as well as expose us to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

The U.S. Federal Trade Commission (the "FTC") and state governments expect a company's data security and privacy measures to be compliant. Such rules may be reasonable and appropriate in light of the sensitivity and volume of consumer information we hold, the size and complexity of our business, and the cost of available tools to improve security and reduce vulnerabilities, or may require compliance regardless of the compliance costs as compared to the potential security and privacy issues. Our failure to take any steps perceived by the FTC as appropriate or required to protect consumers' personal information may result in claims by the FTC that we have engaged in unfair or deceptive acts or practices in violation of Section 5(a) of the FTC Act. State consumer protection laws provide similar and additional causes of action which may be brought by state governments or plaintiffs' counsel for unfair or deceptive practices for alleged privacy, data protection and data security violations.

Further, we make public statements about our use and disclosure of personal information through our privacy policies that are posted on our websites and in our loyalty applications. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

As described above, we are also subject to the PCI DSS, which is a standard designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI DSS matters and to ensure PCI DSS compliance.

Despite our compliance efforts, we may become subject to claims that we have violated the PCI DSS based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI DSS can subject us to fines, termination of banking relationships, and increased transaction fees.

In addition, numerous states already have, and are looking to expand, data protection and privacy legislation requiring companies like ours to consider solutions to meet differing needs and expectations of consumers. Similar laws have been proposed at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and we may not be able to monitor and react to all developments in a timely manner.

Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal or state laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personal data or other user data, or the perception that any such failure or compromise has occurred, could negatively harm our brand and reputation, result in a loss sales and/or result in fines and/or proceedings by governmental agencies and/or customers, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our business could suffer if we fail to adequately secure, maintain, and enforce our intellectual property rights.

We rely on our trademarks, trade names, and brand names to distinguish our products and services from those of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products or services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We also rely on trademarks that we license from third parties to identify the branded fuels that we supply, including the marks "ExxonMobil," "Marathon," "BP," "Shell," and "Valero." In our quick service food offerings, we license trademarks such as "Subway," "Sbarro" and "Dunkin'" to use at our applicable franchised or licensed outlets. We also license the "Jetz" trademark for use at certain of our convenience stores in Wisconsin. If we violate the terms of these licenses, we could be liable for damages, and the licenses could be terminated. The termination or non-renewal of any of these licenses could require us to rebrand or to replace the licensed goods and services, and accordingly could have a material adverse effect on our business, reputation, financial condition and results of operations.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. We use access controls in an effort to prevent unauthorized use or disclosure of our trade secrets and proprietary or confidential information, however, we cannot assure you that these controls will not be circumvented. We also generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties' intellectual property rights. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend and divert management's attention, cause us to cease making, licensing or using the products or services that incorporate the challenged intellectual property, require us to rebrand our products or services, if feasible, or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us of third party intellectual property infringement could result in us being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or stop the use of certain services, any of which could have a negative impact on our operating profits and harm our future prospects.

We depend on third-party transportation providers for the transportation of most of our motor fuel. Thus, a change of providers or a significant change in our relationship with these providers could have a material adverse effect on our business.

Most of the motor fuel we distribute is transported from terminals to gas stations and cardlock locations by third-party transportation providers. Such providers may suspend, reduce or terminate their obligations to us if certain events (such as force majeure) occur. A change of key transportation providers, a disruption or cessation in services provided by such providers or a significant change in our relationship with such providers could have a material adverse effect on our business, financial condition and results of operations.

Our operations present risks which may not be fully covered by insurance.

We carry comprehensive insurance against the hazards and risks underlying our operations. We believe our insurance policies are customary in the industry; however, some losses and liabilities associated with our operations may not be covered by our insurance policies. In addition, there can be no assurance that we will be able to obtain similar insurance coverage on favorable terms (or at all) in the future. Significant uninsured losses and liabilities could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance is subject to high deductibles. As a result, certain large claims, even if covered by insurance, may require a substantial cash outlay by us, which could have a material adverse effect on our financial condition and results of operations.

Our variable rate debt could adversely affect our financial condition and results of operations.

Certain of our outstanding term loans and revolving credit facilities bear interest at variable rates, subjecting us to fluctuations in the short-term interest rate. The U.S. Federal Reserve Board significantly increased the federal funds rate in 2022 and has indicated that further rate increases may be announced in the short-term to combat rising inflation in the United States, which has increased the borrowing costs on our variable rate debt and may increase the cost of any new debt we incur. Any further additional federal fund rate increases could in turn make our financing activities, including those related to our acquisition activity, more costly and limit our ability to refinance existing debt when it matures or pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. As of December 31, 2022, approximately 38% of our debt bore interest at variable rates. Consequently, significant increases in market interest rates would create substantially higher debt service requirements, which could have a material adverse effect on our overall financial condition, including our ability to service our indebtedness.

The agreements governing our indebtedness contain various restrictions and financial covenants that may restrict our business and financing activities.

We depend on the earnings and cash flow generated by our operations in order to meet our debt service obligations. The operating and financial restrictions and covenants in GPM's credit facilities and our 5.125% Senior Notes due 2029 (the "Senior Notes"), and any future financing agreements, may restrict our ability to finance future operations or expand our business activities. For example, certain of GPM's and GPMP's credit facilities and our Senior Notes restrict our ability to, among other things:

- incur additional debt or issue guarantees;
- incur or permit liens to exist on certain property;
- pay dividends, redeem stock or make other distributions;
- make certain investments, acquisitions or other restricted payments;
- enter into certain types of transactions with affiliates;
- agree to certain restrictions on the ability of restricted subsidiaries to make payments to us;
- engage in certain asset sales;
- modify or terminate certain material contracts; and
- merge or dispose of all or substantially all of its assets.

In addition, certain of the credit agreements governing GPM's credit facilities contain covenants requiring GPM to maintain certain financial ratios. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Indebtedness*" for additional information about GPM's credit facilities and our Senior Notes.

Our ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our credit facilities or Senior Notes that are not cured or waived within the appropriate time periods provided in the agreements governing such indebtedness, a significant portion of our indebtedness may become immediately due and payable, and our lenders' commitment to make further loans to us under certain of our credit facilities may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

If we were unable to repay the accelerated amounts, the lenders under our secured credit facilities could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, which could result in our insolvency.

SOFR has a limited history, and the future performance of SOFR cannot be predicted based on historical performance.

As of December 31, 2022, approximately 38% of our debt bore interest at variable rates, with the majority of them based on CME Group's forward-looking Secured Overnight Financing Rate ("SOFR"). The publication of SOFR began in April 2018, and, therefore, it has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Future levels of SOFR may bear little or no relation to the historical actual or historical indicative SOFR data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. Hypothetical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. Although changes in term SOFR and compounded SOFR generally are not expected to be as volatile as changes in SOFR on a daily basis, the return on, value of and market for the SOFR based debt may fluctuate more than floating rate debt securities with interest rates based on less volatile rates.

Risks Related to the Business as a Public Company

We incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We incur certain increased legal, accounting, insurance, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements has increased costs and made certain activities more time-consuming. Furthermore, if any issues in complying with those requirements are identified (for example, if our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations have increased legal and financial compliance costs and the costs of related legal, accounting and administrative activities and may significantly increase such costs in the future. These increased costs have, and will in the future, require us to divert a significant amount of money that could otherwise be used to expand our business and achieve certain strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Risks Related to Our Organizational Structure

Our principal stockholders and management control us and their interests may conflict with yours in the future.

Our executive officers and directors and significant stockholders beneficially currently own approximately 58% of our outstanding voting stock. Each share of common stock entitles its holders to one vote on all matters presented to stockholders generally. Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of our directors and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of the certificate of incorporation and bylaws and other significant corporate transactions for so long as they retain significant ownership. This concentration of ownership may delay or deter possible changes in control, which may reduce the value of an investment in the common stock. So long as they continue to own a significant amount of the combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

Our corporate structure includes Israeli subsidiaries that may have adverse tax consequences and expose us to additional tax liabilities.

Our corporate structure includes Israeli subsidiaries that file tax returns in Israel. Israeli tax authorities may challenge positions taken by such subsidiaries with respect to its tax returns. To the extent such a challenge is sustained, this could increase our worldwide effective tax rate and adversely impact our financial position and results of operations. In addition, tax law or regulations in Israel may be amended and Israeli tax authorities may change their interpretations of existing tax law and regulations such that we may be subject to increased tax liabilities, including upon termination or liquidation of our Israeli subsidiaries. We may face additional tax liabilities in transferring cash through our Israeli subsidiaries by means of dividends or otherwise to support us, primarily due to withholding tax requirements imposed pursuant to the provisions of the Israeli tax law (which may be reduced under the provisions of the convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income), which could have a material adverse effect on our business, financial condition and results of operations.

Our amended and restated certificate of incorporation designates specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine (the "Delaware Forum Provision"). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternative forum, the United States District Court in Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the "Federal Forum Provision"). In addition, our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of common stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our amended and restated certificate of incorporation may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were "facially valid" under Delaware law, there is uncertainty as to whether courts in other jurisdictions will enforce the Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware may also issue different judgments than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Risks Related to Our Securities

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our common stock.

We are required to comply with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting as of year-end. In particular, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act. We are also subject to the compliance requirements of Section 404(b) of the Sarbanes-Oxley Act, which has resulted in us incurring substantial expenses and expending significant management efforts to comply with the Sarbanes-Oxley Act, which we will continue. We cannot assure you that we will at all times in the future be able to report that our internal controls are effective. Material weaknesses in the design and operation of the internal control over financial reporting of businesses that we acquire could have a material adverse effect on our business and operating results. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or if we identify or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities, which would require additional financial and management resources.

The market price and trading volume of our common stock may be volatile and could decline significantly.

The Nasdaq stock market on which we list our common stock, has from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our common stock, the market price of our common stock may be volatile and could decline significantly. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the market price of our common stock as of the date of this Annual Report on Form 10-K. We cannot assure you that the market price of our common stock will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

- the realization of any of the risk factors presented in this Annual Report on Form 10-K;

- actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;

- additions and departures of key personnel;

- failure to comply with the requirements of Nasdaq;

- failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

- future issuances, sales or resales, or anticipated issuances, sales or resales, of our common stock;

- publication of research reports about us, our sites or the convenience store industry generally;

- the performance and market valuations of other similar companies;

- broad disruptions in the financial markets, including sudden disruptions in the credit markets;

- speculation in the press or investment community or trends caused by internet forums;

- actual, potential or perceived control, accounting or reporting problems; and

- changes in accounting principles, policies and guidelines.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us or the convenience store industry, our share price and trading volume could decline significantly.

The market for our common stock depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We have limited coverage from securities and industry analysts. If one or more of the analysts who cover us downgrade their opinions about our common stock, publish inaccurate or unfavorable research about us, or cease publishing about us regularly, demand for our common stock could decrease, which might cause our share price and trading volume to decline significantly. Additionally, if securities or industry analysts publish negative information regarding the industry generally or certain competitors of ours, this may affect the market price of all stocks in our sector, even if unrelated to our performance.

Sales of a substantial number of shares of our common stock in the public market could cause the price of our common stock to decline.

As of December 31, 2022, we had approximately 120.1 million shares of common stock outstanding and warrants to purchase approximately 18.4 million shares of common stock. We have registered shares of common stock that we may issue under our equity compensation plan. These shares may be sold freely in the public market upon issuance, subject to relevant vesting schedules, and applicable securities laws. Additionally, in the past we have issued, and may issue in the future, equity as part of the purchase price for an acquisition.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Certain provisions in our amended and restated certificate of incorporation may limit stockholders' ability to affect a change in management or control.

Our amended and restated certificate of incorporation includes certain provisions which may have the effect of delaying or preventing a future takeover or change in control that stockholders may consider to be in their best interests. Among other things, our amended and restated certification of incorporation provided for a classified board of directors serving staggered terms of three years. While this provision was amended at our last annual meeting, the 2023 annual meeting will be the first meeting where certain directors are elected to one year terms, however, classes of directors with each of one-year and two-year terms remaining will not be up for election at the 2023 annual meeting. Our equity plans and our officers' employment agreements provide certain rights to plan participants and those officers, respectively, in the event of a change in control.

We may not continue to declare cash dividends or may reduce the amount of cash dividends in the future.

In February 2022, we announced that our board of directors authorized a regular dividend program under which we commenced payment of quarterly dividends on our common stock, subject to quarterly declarations by our board of directors. Any future declarations of dividends, as well as the amount and timing of such dividends, are subject to capital availability and the discretion of our board of directors, which must evaluate, among other things, whether cash dividends are in the best interest of our stockholders and are in compliance with all applicable laws and any agreements containing provisions that limit our ability to declare and pay cash dividends.

Our ability to pay dividends in the future and their amount will depend upon, among other factors, our cash balances and potential future capital requirements, debt service requirements, earnings, financial condition, the general economic and regulatory climate, and other factors beyond our control that our board of directors may deem relevant. Our dividend payments may change from time to time, and we may not continue to declare dividends in the future. A reduction in or elimination of our dividend payments could have a negative effect on our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

As of December 31, 2022, we owned 354 properties, including 260 company-operated sites, 47 consignment agent locations, 39 lessee-dealer sites and 8 cardlock locations. Additionally, we have long-term control over a leased property portfolio composed of 1,430 locations as of December 31, 2022. Of the leased properties, 1,144 were company-operated stores, 82 were consignment agent locations, 91 were lessee-dealer sites and 113 were cardlock locations.

ITEM 3. LEGAL PROCEEDINGS.

As of the date of this Annual Report on Form 10-K, we were not party to any material legal proceedings other than those arising in the ordinary course of business.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock and publicly-traded warrants are listed on the Nasdaq Capital Market under the symbols "ARKO" and "ARKOW," respectively.

As of February 24, 2023, there were approximately 19 holders of record of our common stock and 10 holders of record of our publicly-traded warrants to purchase one whole share of common stock at a price of $11.50 per share.

Information concerning the dividends called for by this item is incorporated herein by reference to Note 17, "Equity," in the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

We repurchased no shares of common stock during the fourth quarter of the year ended December 31, 2022.

Unregistered Sales of Equity Securities and Use of Proceeds

All recent sales of unregistered securities were previously reported in a Current Report on Form 8-K or Quarterly Report on Form 10-Q.

Performance Graph

We are transitioning from the Russell 1000 index to the Russell 2000 index because our common stock is included in the Russell 2000 index. We are also transitioning from a Custom Peer Group index to the S&P Retail Select Industry Index, an index in which our common stock is included, because we believe our business includes multiple components and a larger group of retail companies provides a better comparison than just the limited number of public companies in our industry. All of these indices are included in the following performance graph. The following graph compares the performance of our common stock during the period beginning December 23, 2020 through December 31, 2022, assuming an investment of $100 on December 23, 2020, to that of the total return index for the S&P 500, the Russell 1000, the Russell 2000, the S&P Retail Select Industry Index and a Custom Peer Group. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. The indices are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock.

COMPARISON OF 2 YEAR CUMULATIVE TOTAL RETURN*

Among ARKO Corp., the S&P 500 Index, the Russell 1000 Index,
the Russell 2000 Index, the S&P Retail Select Industry Index, and a Peer Group



	12/23/2020	12/31/2021	12/31/2022
ARKO Corp.	$ 100	$ 87.70	$ 87.47
S&P 500	100	133.65	109.45
Russell 1000	100	131.80	106.59
Russell 2000	100	124.75	99.26
S&P Retail Select Industry Index	100	153.59	104.87
Peer Group[1]	100	120.45	133.20

[1] The Custom Peer Group consists of three industry competitors: Murphy USA, Inc., Alimentation Couche-Tard, Inc., and Casey's General Stores, Inc.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), about our expectations, beliefs, plans and intentions regarding our product development efforts, business, financial condition, results of operations, strategies and prospects. You can identify forward-looking statements by the fact that these statements do not relate to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in "Item 1A — Risk Factors" of this Annual Report on Form 10-K. Forward-looking statements reflect our views only as of the date they are made. We do not undertake any obligation to update forward-looking statements except as required by applicable law. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA.

Overview

Based in Richmond, VA, we are a leading independent convenience store operator and, as of December 31, 2022, we were the sixth largest convenience store chain in the United States ("U.S.") ranked by store count, operating 1,404 retail convenience stores. As of December 31, 2022, we operated the stores under more than 20 regional store brands, including 1-Stop, Admiral, Apple Market®, BreadBox, ExpressStop, E-Z Mart®, fas mart®, fastmarket®, Handy Mart, Jetz, Jiffi Stop®, Jiffy Stop, Li'l Cricket, Next Door Store®, Pride, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young's. As of December 31, 2022, we also supplied fuel to 1,674 independent dealers and operated 183 cardlock locations (unstaffed fueling locations) acquired in the Quarles Acquisition (as defined below), which closed on July 22, 2022. We are well diversified geographically and, as of December 31, 2022, operated across 34 states and the District of Columbia in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern U.S.

Our primary business is the operation of convenience stores. As such, we derive a significant portion of our revenue from the retail sale of fuel and the products offered in our stores, resulting in our retail stores generating a large proportion of our profitability. Our retail stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, candy, salty snacks, grocery, beer and general merchandise. We have foodservice offerings at approximately 1,150 company-operated stores. The foodservice category includes hot and fresh grab-n-go foods, deli, fried chicken, bakery, pizza, roller grill items and other prepared foods. In addition, at our stores, we operate over 120 branded quick service restaurants consisting of major national brands. We have 18 new Sbarro, the Original New York Pizza, locations and are currently working on additional new food offerings of this kind. Additionally, we provide a number of traditional convenience store services that generate additional income, including lottery, prepaid products, gift cards, money orders, ATMs, gaming, and other ancillary product and service offerings. We also generate revenues from car washes at approximately 80 of our locations. Our high value fas REWARDS® loyalty program with approximately 1.3 million currently enrolled members is available in the majority of our stores and offers exclusive savings on merchandise and gas to our customers.

We also derive revenue from the wholesale distribution of fuel and the sale of fuel at cardlock locations, and we earn commissions from the sales of fuel using proprietary fuel cards that provide customers access to a nationwide network of fueling sites. We believe these revenues result in stable, ratable cash flows which can quickly be deployed to pursue accretive acquisitions and investments in our retail stores. Additionally, these locations contribute to our overall size, which leads to economies of scale with our fuel and merchandise vendors.

Description of Segments

Our reportable segments are described below.

Retail Segment

The retail segment includes the operation of a chain of retail stores, which includes convenience stores selling fuel products and other merchandise to retail customers. At our convenience stores, we own the merchandise and fuel inventory and employ personnel to manage the store.

Wholesale Segment

The wholesale segment supplies fuel to independent dealers, on either a cost plus or consignment basis. For consignment arrangements, we retain ownership of the fuel inventory at the site, are responsible for the pricing of the fuel to the end consumer and share a portion of the gross profit earned from the sale of fuel by the consignment dealers. For cost plus arrangements, we sell fuel to independent dealers and bulk and spot purchasers on a fixed-fee basis. The sales price to the independent dealer is determined according to the terms of the relevant agreement with the independent dealer, which typically reflects our total fuel costs plus the cost of transportation and a margin, with us generally retaining the prompt pay discounts and rebates.

Fleet Fueling Segment

The Quarles Acquisition, which closed on July 22, 2022, added fleet fueling to our business, which includes the operation of proprietary and third-party cardlock locations (unstaffed fueling locations), and issuance of proprietary fuel cards that provide customers access to a nationwide network of fueling sites.

GPMP Segment

The GPMP segment includes the operations of GPM Petroleum LP, referred to as GPMP, which primarily sells and supplies fuel to GPM and substantially all of its subsidiaries that sell fuel in the retail and wholesale segments at GPMP's cost of fuel (including taxes and transportation) plus a fixed margin and a fixed fee charged to sites in the fleet fueling segment.

Trends Impacting Our Business

We achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. From 2013 through 2022, we completed 22 acquisitions. In July 2022, we completed our acquisition from Quarles of certain assets (the "Quarles Acquisition"), which included 121 proprietary Quarles-branded cardlock sites and 63 third-party cardlock sites for fleet fueling operations, and 46 independent dealer locations, including certain lessee-dealer sites, which comprises a complementary business from which we believe we can grow and expand the Company's fleet fueling platform. On December 6, 2022, we completed our acquisition of all of the issued and outstanding membership interests of Pride Convenience Holdings, LLC, which operates 31 convenience stores and gas stations (the "Pride Acquisition" and together with the Quarles Acquisition, the "2022 Acquisitions"). Please see Note 4 to our consolidated financial statements contained in this Annual Report on Form 10-K for additional information on the 2022 Acquisitions. Our store count has grown from 320 sites in 2011 to 3,261 sites as of December 31, 2022, of which 1,404 were operated as retail convenience stores, 1,674 were locations at which we supplied fuel to independent dealers and 183 were cardlock locations. These strategic acquisitions have had, and we expect will continue to have, a significant impact on our reported results and can make period to period comparisons of results difficult. In November 2021, we completed our acquisition of 36 Handy Mart retail convenience stores, and, in May 2021, we completed our acquisition of 60 ExpressStop retail convenience stores (collectively, the "2021 Acquisitions"). In October 2020, we completed our acquisition of the business of Empire Petroleum Partners, LLC, which business we refer to as Empire, which added 84 retail sites and 1,453 wholesale sites to our business (the "Empire Acquisition"). With our achievement of significant size and scale, we have enhanced our focus on organic growth, including implementing company-wide marketing and merchandising initiatives, which we believe will result in significant value accretion to our acquired assets.

The following table provides a history of our acquisitions, site conversions and site closings for each of the last three years, for the retail, wholesale and fleet fueling segments:

	For the Year Ended December 31,		
Retail Segment	**2022**	**2021**	**2020**
Number of sites at beginning of period	1,406	1,330	1,272
Acquired sites	32	97	84
Newly opened or reopened sites	—	1	3
Company-controlled sites converted to consignment or fuel supply locations, net	(17)	(9)	(14)
Closed, relocated or divested sites	(17)	(13)	(15)
Number of sites at end of period	1,404	1,406	1,330

	For the Year Ended December 31,		
Wholesale Segment [1]	**2022**	**2021**	**2020**
Number of sites at beginning of period	1,628	1,597	128
Acquired sites	46	—	1,453
Newly opened or reopened sites [2]	74	76	20
Consignment or fuel supply locations converted from Company-controlled sites, net	17	9	14
Closed, relocated or divested sites	(91)	(54)	(18)
Number of sites at end of period	1,674	1,628	1,597

1 Excludes bulk and spot purchasers.
2 Includes all signed fuel supply agreements irrespective of fuel distribution commencement date.

	For the Year Ended December 31, 2022
Fleet Fueling Segment	
Number of sites at beginning of period	—
Acquired sites	184
Closed, relocated or divested sites	(1)
Number of sites at end of period	183

In recent years, the convenience store industry has focused on increasing and improving in-store foodservice offerings, including fresh foods, quick service restaurants or proprietary food offerings. We believe consumers may be more likely to patronize convenience stores that include such new and improved food offerings, which may also lead to increased inside merchandise sales or fuel sales for such stores. Our current foodservice offering, which varies by store, primarily consists of hot and fresh grab-n-go foods, deli, fried chicken, bakery, pizza, roller grill items and other prepared foods. We have historically relied upon a limited number of franchised quick service restaurants and in-store delis to drive customer traffic rather than other types of foodservice offerings. As a result, we believe that our under-penetration of foodservice presents an opportunity to expand foodservice offerings and margin in response to changing consumer behavior. In addition, we believe that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences, including contactless checkout, order ahead service, and delivery, will further drive growth in profitability.

Our results of operation are significantly impacted by the retail fuel margins we earn on gallons sold. These fuel margins can change rapidly as they are influenced by many factors including: the price of refined products; interruptions in supply caused by severe weather; supply chain disruptions; refinery mechanical failures; and competition in the local markets in which we operate.

The cost of our main products, gasoline and diesel fuel, is greatly impacted by the wholesale cost of fuel in the United States. We attempt to pass wholesale fuel cost changes through to our customers through retail price changes; however, we are not always able to do so. Competitive conditions primarily affect the timing of any related increase or decrease in retail prices. As a result, we tend to experience lower fuel margins when the cost of fuel is increasing gradually over a longer period and higher fuel margins when the cost of fuel is declining or more volatile over a shorter period of time. For the years ended December 31, 2022 and 2021, we experienced historically high fuel margins as a result of the volatile market for gasoline and diesel fuel. Depending on future market and geopolitical conditions, the supply of fuel, including diesel fuel in particular, may become constrained. We maintain terminal storage of diesel fuel for short-term supply needs.

Additionally, in 2022, the U.S. economy has continued to experience inflationary pressures, which increase the cost of the merchandise we purchase and reduces consumer purchasing power. We have mitigated a portion of these higher costs with retail price increases. If this trend continues or increases, it could impact demand for our products and services, as well as seasonal travel patterns, which could reduce future sales volumes. Additionally, because of current labor market conditions and the prevailing wage rates in the markets in which we operate, we have voluntarily increased wages, which have increased our costs associated with recruiting and retaining qualified personnel, and may continue to do so in the future.

We also operate in a highly competitive retail convenience market that includes businesses with operations and services that are similar to those that we provide. We face significant competition from other large chain operators. In particular, large convenience store chains have increased their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. We believe that convenience stores managed by individual operators who offer branded or non-branded fuel are also significant competitors in the market. The convenience store industry is also experiencing competition from other retail sectors including grocery stores, large warehouse retail stores, dollar stores and pharmacies.

We believe that we have a significant opportunity to increase our sales and profitability by continuing to execute our operating strategy, growing our store base in existing and contiguous markets through acquisitions, and enhancing the performance of current stores.

Business Highlights

Increased merchandise contribution and fuel contribution at same stores combined with an increase in fuel contribution in our wholesale segment positively impacted our results of operations during 2022. In addition, the 2022 Acquisitions and the 2021 Acquisitions contributed to the improvement in our results of operations for 2022, as compared to 2021, particularly the strong fuel contribution of our fleet fueling business resulting from fuel price volatility in the second half of 2022 since the closing of the Quarles Acquisition. Store operating expenses increased in 2022 as compared to 2021, primarily due to higher personnel costs and credit card fees. General and administrative expenses also increased in 2022 as compared to 2021, primarily as a result of expenses associated with the Quarles Acquisition, wage increases and share-based compensation expense.

COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. Throughout the pandemic, our locations have continued to operate and have remained open to the public because convenience store operations and gas stations have been deemed essential businesses by numerous federal and state authorities, including the U.S. Department of Homeland Security, and therefore were exempt from many of the closure orders that were imposed on other U.S. businesses. The COVID-19 pandemic has subsided with the normalization of the living with COVID-19 following the increase in accessibility to COVID-19 vaccines and antiviral treatments.

The COVID-19 pandemic reduced the frequency of customer visits and the number of gallons sold at our sites, however, we experienced increases in fuel margin and merchandise basket which more than offset this reduction. Additionally, our corporate offices transitioned primarily to remote work, and we believe this has allowed us to maintain or increase productivity since March 2020 while expanding the hiring universe for corporate roles nationwide. While we have seen shortages in labor and supply chain disruptions that have increased our operating costs, we have addressed these shortages and disruptions through several hiring initiatives and leveraging our strong partnerships with our suppliers. Although the COVID-19 pandemic has subsided, there continues to be a high level of uncertainty relating to how the pandemic will evolve, and how governments and consumers will react. The extent to which the COVID-19 pandemic impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, a resumption of high levels of infection and hospitalization, new variants of the virus, the resulting impact on our employees, customers, suppliers, and vendors, supply chain disruptions and the remedial actions and any stimulus measures adopted by federal, state, and local governments, and to what extent normal economic and operating conditions are impacted. Therefore, we cannot reasonably estimate the future impact at this time.

Seasonality

Our business is seasonal, and our operating income in the second and third quarters has historically been significantly greater than in the first and fourth quarters as a result of the generally improved climate and seasonal buying patterns of our customers. Inclement weather, especially in the Midwest and Northeast regions of the U.S. during the winter months, can negatively impact our financial results.

Results of Operations for the years ended December 31, 2022, 2021 and 2020

The period-to-period comparisons of our results of operations contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation have been prepared using our audited consolidated annual financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion should be read in conjunction with such audited annual consolidated financial statements and related notes.

Consolidated Results

The table below shows our consolidated results for the years ended December 31, 2022, 2021 and 2020, together with certain key metrics.

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Revenues:	(in thousands)		
Fuel revenue	$ 7,401,090	$ 5,714,333	$ 2,452,401
Merchandise revenue	1,647,642	1,616,404	1,494,342
Other revenues, net	94,067	86,661	63,489
Total revenues	9,142,799	7,417,398	4,010,232
Operating expenses:			
Fuel costs	6,856,651	5,275,907	2,131,416
Merchandise costs	1,146,423	1,143,494	1,088,032
Store operating expenses	721,174	630,518	532,422
General and administrative expenses	139,969	124,667	94,424
Depreciation and amortization	101,752	97,194	74,396
Total operating expenses	8,965,969	7,271,780	3,920,690
Other expenses, net	9,816	3,536	9,228
Operating income	167,014	142,082	80,314
Interest and other financial expenses, net	(59,405)	(71,207)	(49,905)
Income before income taxes	107,609	70,875	30,409
Income tax (expense) benefit	(35,557)	(11,634)	1,499
(Loss) income from equity investment	(74)	186	(1,269)
Net income	$ 71,978	$ 59,427	$ 30,639
Less: Net income attributable to non-controlling interests	231	229	16,929
Net income attributable to ARKO Corp.	$ 71,747	$ 59,198	$ 13,710
Less: Accretion and dividends of Series A redeemable preferred stock	(5,750)	(5,735)	(3,277)
Net income attributable to common shareholders	$ 65,997	$ 53,463	$ 10,433
Fuel gallons sold	1,971,011	2,019,206	1,207,296
Fuel margin, cents per gallon [1]	27.6	21.7	26.6
Merchandise contribution [2]	$ 501,219	$ 472,910	$ 406,310
Merchandise margin [3]	30.4%	29.3%	27.2%
Adjusted EBITDA, net of incremental bonuses [4]	$ 301,054	$ 256,575	$ 183,392

1 Calculated as fuel revenue less fuel costs divided by fuel gallons sold.
2 Calculated as merchandise revenue less merchandise costs.
3 Calculated as merchandise contribution divided by merchandise revenue.
4 Refer to "*Use of Non-GAAP Measures*" below for discussion of this non-GAAP performance measure and related reconciliation to net income.

For the year ended December 31, 2022 compared to the year ended December 31, 2021

For the year ended December 31, 2022, fuel revenue increased by $1,686.8 million, or 29.5%, compared to the year ended December 31, 2021. The increase in fuel revenue was attributable primarily to a significant increase in the average price of fuel compared to 2021, as well as incremental gallons sold related to the 2022 Acquisitions and the 2021 Acquisitions, which were partially offset by fewer gallons sold at same stores in 2022 compared to 2021.

For the year ended December 31, 2022, merchandise revenue increased by $31.2 million, or 1.9%, compared to the year ended December 31, 2021, primarily due to the 2021 Acquisitions and the Pride Acquisition. Offsetting these increases were decreases in same store merchandise revenues and merchandise revenue from underperforming retail stores that we closed or converted to dealer-operated sites.

For the year ended December 31, 2022, other revenues, net increased by $7.4 million, or 8.5%, compared to the year ended December 31, 2021, primarily due to additional revenue from the 2022 Acquisitions and the 2021 Acquisitions and an increase in income from gaming machines.

For the year ended December 31, 2022, total operating expenses increased by $1,694.2 million, or 23.3%, as compared to the year ended December 31, 2021. Fuel costs increased $1,580.7 million, or 30.0% as compared to 2021 due to fuel sold at higher average cost, partially offset by lower volumes. Merchandise costs increased $2.9 million, or 0.3%, as compared to 2021, as the decrease in same store merchandise sales was offset by increased costs related to the 2021 Acquisitions and the Pride Acquisition. For the year ended December 31, 2022, store operating expenses increased $90.7 million, or 14.4%, as compared to 2021 due to incremental expenses as a result of the 2022 Acquisitions and the 2021 Acquisitions and an increase in expenses at same stores, including higher personnel costs and credit card fees.

For the year ended December 31, 2022, general and administrative expenses increased $15.3 million, or 12.3%, as compared to the year ended December 31, 2021, primarily due to expenses associated with the 2022 Acquisitions, annual wage increases, share-based compensation expense, higher transportation costs and non-recurring costs related to the internal entity realignment and streamlining.

For the year ended December 31, 2022, depreciation and amortization expenses increased $4.6 million, or 4.7%, as compared to the year ended December 31, 2021 primarily due to assets acquired during 2022 and 2021, largely in connection with the 2022 Acquisitions and the 2021 Acquisitions.

For the year ended December 31, 2022, other expenses, net increased by $6.3 million, as compared to the year ended December 31, 2021 primarily due to higher acquisition costs and greater losses on disposal of assets and impairment charges in 2022, which were partially offset by greater income recorded for the fair value adjustment of contingent consideration in 2022.

Operating income was $167.0 million for the year ended December 31, 2022, as compared to $142.1 million for the year ended December 31, 2021. The increase was primarily due to strong fuel and merchandise results along with incremental income from the 2022 Acquisitions and the 2021 Acquisitions, which was partially offset by an increase in store operating expenses and general and administrative expenses.

For the year ended December 31, 2022, interest and other financial expenses, net decreased by $11.8 million compared to the year ended December 31, 2021 primarily related to a reduction of $6.5 million in expenses recorded for fair value adjustments for our public and private warrants and Deferred Shares (as defined in Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K) and $6.3 million of deferred financing costs written off in 2021 due to the early repayment of debt, which were partially offset by a net period-over-period decrease of $1.5 million in foreign currency gains recorded and lower rate debt outstanding in 2021. In addition, $4.5 million of additional interest expense was recorded in 2021 for the early redemption of the Bonds (Series C).

For the year ended December 31, 2022, income tax expense was $35.6 million compared to $11.6 million for the year ended December 31, 2021, and our effective tax rate for the years ended December 31, 2022 and 2021 was 33.1% and 16.3%, respectively. The increase was due in part to a one-time non-cash tax expense in the amount of approximately $8.9 million for the year ended December 31, 2022 the Company recorded in connection with the internal entity realignment and streamlining and recording of a tax benefit for the year ended December 31, 2021 of approximately $5.5 million as a result of releasing a valuation allowance previously recorded.

For the year ended December 31, 2022, net income attributable to the Company was $71.7 million compared to $59.2 million for the year ended December 31, 2021.

For the year ended December 31, 2022, Adjusted EBITDA was $301.1 million, as compared to $256.6 million for the year ended December 31, 2021. The recent acquisitions contributed to Adjusted EBITDA for the year ended December 31, 2022 as follows: the Quarles Acquisition – $20 million; the Pride Acquisition – $1.8 million; and the 2021 Acquisitions – an incremental $13.3 million. Increased merchandise contribution and fuel contribution in both the retail and wholesale segments also positively impacted Adjusted EBITDA for 2022, as compared to 2021, which was partially offset by higher personnel costs, higher credit card fees related to an increase in the retail price of fuel and an increase in general and administrative expenses primarily related to annual wage increases and expenses associated with the 2022 Acquisitions. Refer to *"Use of Non-GAAP Measures"* below for discussion of this non-GAAP performance measure and related reconciliation to net income.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of the comparative results of operations for the years ended December 31, 2021 and 2020, refer to Part II, Item 7*"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in our Annual Report on Form 10-

K for the year ended December 31, 2021, filed with the SEC on February 25, 2022, under the subheading "Consolidated Results – For the year ended December 31, 2021 compared to the year ended December 31, 2020."

Segment Results

Retail Segment

The table below shows the results of the retail segment for the years ended December 31, 2022, 2021 and 2020, together with certain key metrics for the segment.

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Revenues:		(in thousands)	
Fuel revenue	$ 3,887,549	$ 3,048,893	$ 1,940,303
Merchandise revenue	1,647,642	1,616,404	1,494,342
Other revenues, net	67,280	63,271	53,424
Total revenues	5,602,471	4,728,568	3,488,069
Operating expenses:			
Fuel costs	3,521,648	2,750,940	1,684,611
Merchandise costs	1,146,423	1,143,494	1,088,032
Store operating expenses	669,848	593,901	515,426
Total operating expenses	5,337,919	4,488,335	3,288,069
Operating income	$ 264,552	$ 240,233	$ 200,000
Fuel gallons sold	1,006,469	1,038,561	937,095
Same store fuel gallons sold decrease (%) [1]	(8.1%)	(1.3%)	(16.5%)
Fuel margin, cents per gallon [2]	41.4	33.7	31.9
Same store merchandise sales (decrease) increase (%) [1]	(1.0%)	1.6%	3.5%
Same store merchandise sales excluding cigarettes increase (%) [1]	2.6%	4.8%	4.6%
Merchandise contribution [3]	$ 501,219	$ 472,910	$ 406,310
Merchandise margin [4]	30.4%	29.3%	27.2%

[1] Same store is a common metric used in the convenience store industry. We consider a store a same store beginning in the first quarter in which the store had a full quarter of activity in the prior year. Refer to "*Use of Non-GAAP Measures*" below for discussion of this measure.
[2] Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin or fixed fee paid to GPMP for the cost of fuel.
[3] Calculated as merchandise revenue less merchandise costs.
[4] Calculated as merchandise contribution divided by merchandise revenue.

For the year ended December 31, 2022 compared to the year ended December 31, 2021

Retail Revenues

For the year ended December 31, 2022, fuel revenue increased by $838.7 million, or 27.5%, as compared to the year ended December 31, 2021. The increase in fuel revenue was attributable to a $0.92 per gallon increase in the average retail price of fuel in 2022 as compared to 2021, which was offset by a decrease in gallons sold at same stores of approximately 8.1%, or 80.7 million gallons, primarily due to managing both volume and margin to optimize overall fuel margin dollars. Additionally, the Pride Acquisition and 2021 Acquisitions contributed an incremental 64.6 million gallons sold, or $260.6 million in fuel revenue. Underperforming retail stores, which were closed or converted to independent dealers during 2022 in order to optimize profitability, negatively impacted gallons sold during 2022.

For the year ended December 31, 2022, merchandise revenue increased by $31.2 million, or 1.9%, as compared to the year ended December 31, 2021. The Pride Acquisition and 2021 Acquisitions contributed approximately $71.7 million of incremental merchandise revenue. Same store merchandise sales decreased $16.2 million, or 1.0%, for 2022 compared to 2021. Same store merchandise sales decreased primarily due to lower revenue from cigarettes and reduced demand for essential products given the lessening impacts of the pandemic, which were partially offset by higher packaged beverages, center-store items, frozen food, beer and wine, other tobacco products and franchise revenue as a result of marketing initiatives, including expanded category assortments, new franchise locations and investments in coolers and freezers. In addition, there was a decrease in merchandise revenue from underperforming retail stores that were closed or converted to independent dealers.

For the year ended December 31, 2022, other revenues, net increased by $4.0 million, or 6.3%, from the year ended December 31, 2021, primarily related to an increase in income from gaming machines and additional revenue from the Pride Acquisition and 2021 Acquisitions, partially offset by lower lottery commissions.

Retail Operating Income

For the year ended December 31, 2022, fuel margin increased as compared to the year ended December 31, 2021, primarily related to incremental fuel profit from the Pride Acquisition and 2021 Acquisitions of approximately $23.3 million and an increase in same store fuel profit of $47.4 million (excluding intercompany charges by GPMP). Fuel margin per gallon at same stores for 2022 was 42.0 cents per gallon, as compared to 33.9 cents per gallon for 2021.

For the year ended December 31, 2022, merchandise contribution increased $28.3 million, or 6.0%, as compared to the year ended December 31, 2021, and merchandise margin increased to 30.4% in 2022 as compared to 29.3% in 2021. The increase was due to $22.1 million in incremental merchandise contribution from the Pride Acquisition and the 2021 Acquisitions and an increase in merchandise contribution at same stores of $12.5 million. Merchandise contribution at same stores increased in 2022 primarily due to higher contribution from packaged beverages, center-store items, beer and wine, other tobacco products and franchises which were partially offset by lower contribution from cigarettes. Merchandise margin at same stores was 30.2% in 2022 compared to 29.1% in 2021.

For the year ended December 31, 2022, store operating expenses increased $75.9 million, or 12.8%, as compared to the year ended December 31, 2021, due to approximately $36 million of incremental expenses related to the Pride Acquisition and the 2021 Acquisitions and an increases in expenses at same stores, including $32.0 million of higher personnel costs, or 14.2%, and $10.4 million of higher credit card fees, or 14.5%, due to higher retail prices. The increase in store operating expenses were partially offset by underperforming retail stores that we closed or converted to independent dealers.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of the comparative results of operations for the years ended December 31, 2021 and 2020, refer to Part II, Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022, under the subheading "Retail Segment – For the year ended December 31, 2021 compared to the year ended December 31, 2020."

Wholesale Segment

The table below shows the results of the wholesale segment for the years ended December 31, 2022, 2021 and 2020, together with certain key metrics for the segment.

| | For the Year Ended December 31, | | |
	2022	2021	2020
Revenues:	(in thousands)		
Fuel revenue	$ 3,234,145	$ 2,659,706	$ 508,175
Other revenues, net	23,451	22,298	9,335
Total revenues	3,257,596	2,682,004	517,510
Operating expenses:			
Fuel costs	3,181,189	2,620,102	499,371
Store operating expenses	42,543	39,904	14,616
Total operating expenses	3,223,732	2,660,006	513,987
Operating income	$ 33,864	$ 21,998	$ 3,523
Fuel gallons sold - fuel supply locations	746,513	814,628	210,085
Fuel gallons sold - consignment agent locations	156,059	163,391	57,224
Fuel margin, cents per gallon [1] - fuel supply locations	6.8	5.8	4.5
Fuel margin, cents per gallon [1] - consignment agent locations	30.2	25.4	21.9

[1] Calculated as fuel revenue less fuel costs, divided by fuel gallons sold; excludes the estimated fixed margin or fixed fee paid to GPMP for the cost of fuel.

For the year ended December 31, 2022 compared to the year ended December 31, 2021

Wholesale Revenues

For the year ended December 31, 2022, fuel revenue increased by $574.4 million, or 21.6%, compared to the year ended December 31, 2021. Wholesale revenues benefited from a significant increase in the average price of fuel in 2022 as compared to 2021, which was partially offset by a 7.7% reduction in gallons sold. The Quarles Acquisition contributed 11.1 million of our total gallons sold. Of the total increase in fuel revenue, approximately $460.3 million of the increase, or 80.1%, was attributable to fuel supply locations.

Wholesale Operating Income

For the year ended December 31, 2022, fuel contribution increased by $9.7 million (excluding intercompany charges by GPMP), of which approximately $2.0 million was attributable to the Quarles Acquisition. At fuel supply locations, fuel contribution increased by $4.2 million (excluding intercompany charges by GPMP), and fuel margin increased over 2021 primarily due to greater prompt pay discounts related to higher fuel costs, greater fuel rebates and contribution from the Quarles Acquisition. At consignment agent locations, fuel contribution increased $5.5 million (excluding intercompany charges by GPMP) and fuel margin also increased over 2021 primarily due to greater prompt pay discounts related to higher fuel costs, greater fuel rebates, improved rack-to-retail margins and contribution from the Quarles Acquisition.

For the year ended December 31, 2022, store operating expenses increased $2.6 million compared to the year ended December 31, 2021 primarily related to higher credit card fees and rent expenses in the current year, as well as incremental expenses as a result of the Quarles Acquisition.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of the comparative results of operations for the years ended December 31, 2021 and 2020, refer to Part II, Item 7*"Management's Discussion and Analysis of Financial Condition and Results of Operations*" in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022, under the subheading "Wholesale Segment – For the year ended December 31, 2021 compared to the year ended December 31, 2020."

Fleet Fueling Segment

The table below shows the results of the fleet fueling segment for the year ended December 31, 2022, together with certain key metrics for the segment. Because we added the fleet fueling segment only upon consummation of the Quarles Acquisition in July 2022, there are no comparable periods results for the years ended December 31, 2021 or 2020.

	For the Year Ended December 31,
	2022
	(in thousands)
Revenues:	
Fuel revenue	$ 270,670
Other revenues, net	2,178
Total revenues	272,848
Operating expenses:	
Fuel costs	245,733
Store operating expenses	8,733
Total operating expenses	254,466
Operating income	$ 18,382
Fuel gallons sold – proprietary cardlock locations	57,104
Fuel gallons sold – third-party cardlock locations	2,882
Fuel margin, cents per gallon[1] – proprietary cardlock locations	48.4
Fuel margin, cents per gallon[1] – third-party cardlock locations	6.5

[1] Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed fee charged by GPMP to sites in the fleet fueling segment.

For the year ended December 31, 2022

Fleet Fueling Revenues

For the year ended December 31, 2022, fuel revenue was positively impacted by a high average price of diesel fuel in 2022 following the closing of the Quarles Acquisition.

Fleet Fueling Operating Income

For the year ended December 31, 2022, fuel contribution was approximately $27.8 million (excluding intercompany charges by GPMP), and was positively impacted by historically high rack-to-retail margins, as well as fuel price volatility in the second half of 2022 following the closing of the Quarles Acquisition.

GPMP Segment

The table below shows the results of the GPMP segment for the years ended December 31, 2022, 2021 and 2020, together with certain key metrics for the segment.

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Revenues:	(in thousands)		
Fuel revenue – inter-segment	$ 5,674,516	$ 4,384,227	$ 1,706,233
Fuel revenue – external customers	5,160	5,734	3,923
Other revenues, net	1,024	1,092	897
Other revenues, net – inter-segment	3,651	—	—
Total revenues	5,684,351	4,391,053	1,711,053
Operating expenses:			
Fuel costs	5,585,050	4,289,092	1,653,667
General and administrative expenses	2,897	2,970	2,977
Depreciation and amortization	7,369	7,372	7,373
Total operating expenses	5,595,316	4,299,434	1,664,017
Operating income	$ 89,035	$ 91,619	$ 47,036
Fuel gallons sold – inter-segment	1,890,946	2,015,907	1,200,658
Fuel gallons sold – external customers	1,592	2,626	2,892
Fuel margin, cents per gallon [1]	5.0	5.0	4.7

[1] Calculated as fuel revenue less fuel costs divided by fuel gallons sold.

For the year ended December 31, 2022 compared to the year ended December 31, 2021

GPMP Revenues

For the year ended December 31, 2022, fuel revenue increased by $1,289.7 million, or 29.4%, as compared to the year ended December 31, 2021. The increase in fuel revenue was attributable to a significant increase in the average price of fuel, which was partially offset by a decrease in gallons sold as compared to 2021.

For the years ended December 31, 2022 and 2021, other revenues, net were $1.0 million and $1.1 million, respectively, and primarily related to rental income from certain sites leased to independent dealers. Inter-segment other revenues, net related to the fixed fee primarily charged to sites in the fleet fueling segment (currently 5.0 cents per gallon sold), which began in July 2022 and were $3.7 million for the year ended December 31, 2022.

GPMP Operating Income

Fuel margin decreased by $6.2 million for the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to fewer gallons sold to the retail and wholesale segments at a fixed margin.

For the year ended December 31, 2022, total general, administrative, depreciation and amortization expenses were similar with those in the prior year.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of the comparable results of operations for the years ended December 31, 2021 and 2020, refer to Part II, Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations*" in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022, under the subheading "GPMP Segment – For the year ended December 31, 2021 compared to the year ended December 31, 2020."

Use of Non-GAAP Measures

We disclose certain measures on a "same store basis," which is a non-GAAP measure. Information disclosed on a "same store basis" excludes the results of any store that is not a "same store" for the applicable period. A store is considered a same store beginning in the first quarter in which the store had a full quarter of activity in the prior year. We believe that this information provides greater comparability regarding our ongoing operating performance. Neither this measure nor those described below should be considered an alternative to measurements presented in accordance with generally accepted accounting principles in the United States ("GAAP").

We define EBITDA as net income before net interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Adjusted EBITDA, net of incremental bonuses further adjusts Adjusted EBITDA by excluding incremental bonuses incurred for 2020 based on 2020 performance. Each of EBITDA, Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses is a non-GAAP financial measure.

We use EBITDA, Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses are also used by many of our investors, securities analysts, and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses are not recognized terms under GAAP and should not be considered as a substitute for net income or any other financial measure presented in accordance with GAAP. These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Because non-GAAP financial measures are not standardized, same store measures, EBITDA, Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses, as defined by us, may not be comparable to similarly titled measures reported by other companies. It therefore may not be possible to compare our use of these non-GAAP financial measures with those used by other companies.

The following table contains a reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDA, net of incremental bonuses for the years ended December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Net income	$ 71,978	$ 59,427	$ 30,639
Interest and other financing expenses, net	59,405	71,207	49,905
Income tax expense (benefit)	35,557	11,634	(1,499)
Depreciation and amortization	101,752	97,194	74,396
EBITDA	268,692	239,462	153,441
Non-cash rent expense (a)	7,903	6,359	7,051
Acquisition costs (b)	8,162	5,366	6,031
Loss on disposal of assets and impairment charges (c)	5,731	1,384	6,060
Share-based compensation expense (d)	12,161	5,804	1,891
Loss (income) from equity investment (e)	74	(186)	1,269
Fuel taxes paid in arrears (f)	—	—	819
Adjustment to contingent consideration (g)	(2,204)	(1,740)	(1,287)
Internal entity realignment and streamlining (h)	475	—	—
Other (i)	60	126	302
Adjusted EBITDA	$ 301,054	$ 256,575	$ 175,577
Incremental bonuses (j)	—	—	7,815
Adjusted EBITDA, net of incremental bonuses	$ 301,054	$ 256,575	$ 183,392

(a) Eliminates the non-cash portion of rent, which reflects the extent to which our GAAP rent expense recognized exceeds (or is less than) our cash rent payments. The GAAP rent expense adjustment can vary depending on the terms of our lease portfolio, which has been impacted by our recent acquisitions. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized is typically less than our cash rent payments.

(b) Eliminates costs incurred that are directly attributable to historical business acquisitions and salaries of employees whose primary job function is to execute our acquisition strategy and facilitate integration of acquired operations.

(c) Eliminates the non-cash loss (gain) from the sale of property and equipment, the loss (gain) recognized upon the sale of related leased assets and impairment charges on property and equipment and right-of-use assets related to closed and non-performing sites.

(d) Eliminates non-cash share-based compensation expense related to the equity incentive program in place to incentivize, retain, and motivate our employees, certain non-employees, and members of our board of directors (the "Board").

(e) Eliminates our share of loss (income) attributable to our unconsolidated equity investment.

(f) Eliminates the payment of historical fuel tax liabilities owed for multiple prior periods.

(g) Eliminates fair value adjustments to the contingent consideration owed to the seller for the 2020 Empire Acquisition and owed by the seller in the 2019 acquisition of 64 sites from a third party ("Riiser").

(h) Eliminates non-recurring charges related to our internal entity realignment and streamlining.

(i) Eliminates other unusual or non-recurring items that we do not consider to be meaningful in assessing operating performance.

(j) Eliminates incremental bonuses based on 2020 performance.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations, availability under our credit facilities and our cash balances. Our principal liquidity requirements are the financing of current operations, funding capital expenditures, including acquisitions, and servicing debt. We finance our inventory purchases primarily from customary trade credit aided by relatively rapid inventory turnover, as well as cash generated from operations. Rapid inventory turnover allows us to conduct operations without the need for large amounts of cash and working capital. We largely rely on internally generated cash flows and borrowings, which we believe are sufficient to meet our liquidity needs for the foreseeable future.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as the cost of acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions, or other events may cause us to seek additional debt or equity financing in future periods. Additional debt financing could impose increased cash payment obligations, as well as covenants that may restrict our operations. There can be no guarantee that financing will be available on acceptable terms or at all.

As of December 31, 2022, we were in a strong liquidity position of approximately $675 million, consisting of approximately $299 million of cash and cash equivalents and approximately $376 million of availability under our lines of credit. This liquidity position currently provides us with adequate funding to satisfy our contractual and other obligations from our existing cash balances. As of December 31, 2022, we had no outstanding borrowings under our $140.0 million PNC Line of Credit (as defined below), $0.9 million of unused availability under the M&T equipment line of credit, described below, and $241.0 million of unused availability under our $500.0 million Capital One Line of Credit (as defined below), which we can seek to increase up to $700.0 million, subject to obtaining additional financing commitments from current lenders or other banks, and subject to certain other terms.

In 2022, we fully prepaid and terminated the GPMP PNC Term Loan (as defined below), using cash on hand and the proceeds from the sale of U.S. Treasuries that had previously been used to secure approximately 98% of the outstanding principal amount of such term loan.

The Board declared, and the Company paid, dividends of $0.09 per share of common stock in 2022, totaling approximately $10.9 million. The Board declared a quarterly dividend of $0.03 per share of common stock, to be paid on March 21, 2023 to stockholders of record as of March 9, 2023. The amount and timing of dividends payable on our common stock are within the sole discretion of our Board, which will evaluate dividend payments within the context of our overall capital allocation strategy on an ongoing basis, giving consideration to our current and forecast earnings, financial condition, cash requirements and other factors. There can be no assurance that we will continue to pay such dividends or the amounts of such dividends.

In February 2022, we announced that our Board had authorized a share repurchase program for up to an aggregate of $50 million of our outstanding shares of common stock. During the year ended December 31, 2022, we repurchased approximately 4.5 million shares of common stock under the repurchase program for approximately $39.0 million, or an average share price of $8.60. The share repurchase program does not have a stated expiration date. Whether and the extent to which we repurchase shares depends on a number of factors, including our financial condition, capital requirements, cash flows, results of operations, future business prospects and other factors management may deem relevant. The timing, volume, and nature of repurchases are subject to market conditions, applicable securities laws, and other factors, and the program may be amended, suspended or discontinued at any time. Repurchases may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c)of the Exchange Act, privately negotiated transactions, pursuant to accelerated share repurchase agreements entered into with one or more counterparties, or otherwise. In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"), which includes, among other provisions, a 1% excise tax on corporate stock repurchases in tax years beginning after December 31, 2022; in consideration of any further stock repurchases under our repurchase program, we intend to evaluate the impact of the IRA's 1% excise tax on stock repurchases in tax years beginning after December 31, 2022.

To date, we have funded capital expenditures primarily through funds generated from operations, funds received from vendors, sale-leaseback transactions, the issuance of debt, and existing cash. Future capital required to finance operations, acquisitions, and raze-and-rebuild, functionally and fully remodel and update stores is expected to come from cash on hand, cash generated by operations, availability under lines of credit, and additional long-term debt and equipment leases, as circumstances may dictate. In both the short-term and long-term, we currently expect that our capital spending program will be primarily focused on expanding our store base through acquisitions, razing-and-rebuilding, remodeling and updating stores, and maintaining our owned properties and equipment, including upgrading all fuel dispensers to be EMV-compliant. We expect to spend a total of approximately $14 million in 2023 to upgrade substantially all our fuel dispensers to be EMV-compliant. We do not expect such capital needs to adversely affect liquidity.

Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Net cash provided by (used in):	(in thousands)		
Operating activities	$ 209,256	$ 159,191	$ 173,842
Investing activities	(175,488)	(171,777)	(407,551)
Financing activities	10,555	(26,384)	491,048
Effect of exchange rates	(97)	(1,464)	2,875
Total	$ 44,226	$ (40,434)	$ 260,214

For the comparison of our cash flows for the years ended December 31, 2021 and 2020, refer to Part II, Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022, under the subheading "Cash Flows for the Years Ended December 31, 2021, 2020 and 2019."

Operating Activities

Cash flows provided by operations are our main source of liquidity. We have historically relied primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings on our credit facilities and other debt or equity transactions to finance our operations and to fund our capital expenditures. Cash flow provided by operating activities is primarily impacted by our net income and changes in working capital.

For the year ended December 31, 2022, cash flows provided by operating activities were $209.3 million compared to $159.2 million for the year ended December 31, 2021. The increase was primarily the result of approximately $8.2 million of lower net tax payments and an increase in Adjusted EBITDA primarily generated from an increase in merchandise and fuel contribution at same stores, as well as from the 2022 Acquisitions and the 2021 Acquisitions, which were partially offset by approximately $4.6 million of higher net interest payments and changes in working capital primarily as a result of higher fuel costs.

Investing Activities

Cash flows used in investing activities primarily reflect capital expenditures for acquisitions and replacing and maintaining existing facilities and equipment used in the business.

For the year ended December 31, 2022, cash used for investing activities increased by $3.7 million to $175.5 million from $171.8 million for the year ended December 31, 2021. For the year ended December 31, 2022, we spent $98.6 million for capital expenditures, including the purchase of certain fee properties, bean-to-cup coffee equipment, upgrades to fuel dispensers and other investments in our stores. The net consideration paid for the 2022 Acquisitions was $412.9 million, which included the $331.0 million paid by the real estate fund involved in these transactions, of which $55.0 million was included in financing activity, reflecting our net cash outflow of $81.9 million. This decrease was partially offset by a $58.9 million decrease in short-term investments of which $31.8 million was used to repay long-term debt and the remainder converted into cash on hand.

Financing Activities

Cash flows from financing activities primarily consist of increases and decreases in the principal amount of our lines of credit and debt, distributions to non-controlling interests and issuance of common and preferred stock, net of dividends paid and common stock repurchases.

For the year ended December 31, 2022, financing activities consisted primarily of net borrowings of $24.9 million for long-term debt, $55.0 million of consideration paid by the real estate fund involved in the 2022 Acquisitions related to sale-leaseback transactions (see Note 4 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K), repayments of $6.5 million for financing leases, $5.9 million for additional consideration payments related to the 2020 Empire Acquisition, $10.9 million for dividend payments on common stock, $5.8 million for dividend payments on the Series A redeemable preferred stock and $40.0 million for common stock repurchases.

Contractual Obligations and Indebtedness

Contractual Obligations

The table below presents our significant contractual obligations as of December 31, 2022:

	Obligations due by Period				
Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Debt obligations (2)	$ 957,211	$ 55,395	$ 332,891	$ 72,302	$ 496,623
Additional and contingent consideration related to the Empire Acquisition (non-discounted)	14,390	5,969	8,421	—	—
Other financial obligations (3)	178,773	8,783	17,753	18,177	134,060
Operating lease obligations	2,162,803	151,974	307,458	305,183	1,398,188
Financing lease obligations	530,105	21,974	41,961	41,383	424,787
	$ 3,843,282	$ 244,095	$ 708,484	$ 437,045	$ 2,453,658
Purchase commitments (in gallons) (4)	1,909,001	407,570	484,358	339,024	678,049

(1) Excludes asset retirement obligations due to the uncertain nature of the timing of these liabilities.

(2) Includes principal and interest payments. Assumes an interest rate of 6.6% on the $258.3 million of the GPMP Capital One Line of Credit utilized as of December 31, 2022 and a zero balance on the PNC Line of Credit.

(3) Includes financial liabilities related to the 2022 Acquisitions and the 2021 acquisition of ExpressStop stores, assuming lease purchase option is not exercised.

(4) Our fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distribution.

Credit Facilities and Senior Notes

Senior Notes

On October 21, 2021, the Company completed a private offering of $450 million aggregate principal amount of 5.125% Senior Notes due 2029 (the "Senior Notes"). The Senior Notes are guaranteed, on an unsecured senior basis, by certain of the Company's wholly owned domestic subsidiaries (the "Guarantors"). The indenture governing the Senior Notes contains customary restrictive covenants that, among other things, generally limit the ability of the Company and substantially all of its subsidiaries to (i) create liens, (ii) pay dividends, acquire shares of capital stock and make payments on subordinated debt, (iii) place limitations on distributions from certain subsidiaries, (iv) issue or sell the capital stock of certain subsidiaries, (v) sell assets, (vi) enter into transactions with affiliates, (vii) effect mergers and (viii) incur indebtedness. The Senior Notes and the guarantees rank equally in right of payment with all of the Company's and the Guarantors' respective existing and future senior unsubordinated indebtedness and are effectively subordinated to all of the Company's and the Guarantors' existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and are structurally subordinated to any existing and future obligations of subsidiaries of the Company that are not Guarantors.

Financing Agreements with PNC

GPM and certain subsidiaries have a financing arrangement (as amended, the "PNC Credit Agreement") with PNC Bank National Association ("PNC") to provide a line of credit with an aggregate principal amount of up to $140 million for purposes of financing working capital (the "PNC Line of Credit").

On December 20, 2022, GPM entered into an eighth amendment to the PNC Credit Agreement (the "Eighth Amendment") to effect the following primary changes: (1) extended the maturity date by five years to December 22, 2027; (2) replaced the London Interbank Offered Rate ("LIBOR") with the CME Group's forward-looking SOFR (as defined in the Eighth Amendment) as an interest rate benchmark, including the replacement of LIBOR Rate Loans, with interest periods of one, two and three months, with adjusted Term SOFR Rate Loans (as defined in the Eighth Amendment), with interest periods of one and three months; (3) revised certain negative covenants to provide additional flexibility, including increased fixed dollar baskets and introduction of basket

increases based on average undrawn availability; (4) added cardlock receivables as a portion of the borrowing base under certain circumstances; and (5) increased certain thresholds for events of default.

Pursuant to the Eighth Amendment, the PNC Line of Credit bears interest, as elected by GPM at: (a) SOFR Adjusted plus Term SOFR (as defined in the agreement) plus a margin of 1.25% to 1.75% or (b) a rate per annum equal to the alternate base rate (as defined in the agreement) plus a margin of 0% to 0.50%. Every quarter, the SOFR margin rate and the alternate base rate margin rate are updated based on the quarterly average undrawn availability of the line of credit. The calculation of the availability under the PNC Line of Credit is determined monthly subject to terms and limitations as set forth in the PNC Credit Agreement, taking into account the balances of receivables, inventory and letters of credit, among other things. As of December 31, 2022, $5.8 million of letters of credit were outstanding under the PNC Credit Agreement.

GPMP had a term loan with PNC in the aggregate principal amount of $32.4 million (the "GPMP PNC Term Loan"), which was secured by U.S. Treasury or other investment grade securities equal to approximately 98% of the outstanding principal amount of the GPMP PNC Term Loan. The Company fully prepaid this term loan in the third quarter of 2022 utilizing proceeds from the sale of these securities and other cash on hand and terminated the term loan and security agreement governing such term loan.

Financing agreements with M&T Bank

GPM has a financing arrangement with M&T Bank to provide a three-year $20.0 million line of credit for purchases of equipment, which line may be borrowed in tranches, as described below, and an aggregate principal amount of $35.0 million of a real estate loan (the "M&T Term Loan"). As of December 31, 2022, approximately $0.9 million remained available under the line of credit.

Each additional equipment loan tranche will have a three-year term, payable in equal monthly payments of principal plus interest, and will accrue a fixed rate of interest equal to M&T Bank's three-year cost of funds as of the applicable date of such tranche, plus 3.00%. The M&T Term Loan bears interest at LIBOR plus 3.00%, mature in June 2026 and is payable in monthly installments based on a fifteen-year amortization schedule, with the balance of the loan payable at maturity.

Financing agreement with a syndicate of banks led by Capital One, National Association ("Capital One")

GPMP has a revolving credit facility with a syndicate of banks led by Capital One, National Association, in an aggregate principal amount of up to $500 million (as amended, the "Capital One Line of Credit"). At GPMP's request, the Capital One Line of Credit can be increased up to $700 million, subject to obtaining additional financing commitments from current lenders or from other banks, and subject to certain terms as detailed in the Capital One Line of Credit. As of December 31, 2022, approximately $258.3 million was drawn on the Capital One Line of Credit, and approximately $241.0 million was available thereunder.

On December 9, 2022, GPM entered into an amendment to the Capital One Line of Credit to replace LIBOR with SOFR as an interest rate benchmark. Pursuant to the amendment, the Capital One Line of Credit generally bears interest, as elected by GPMP at: (a) Adjusted Term SOFR (as defined in the agreement) plus a margin of 2.25% to 3.25% or (b) a rate per annum equal to the alternate base rate (as defined in the agreement) plus a margin of 1.25% to 2.25%. The margin is determined according to a formula in the Capital One Line of Credit that depends on GPMP's leverage. As of December 31, 2022, $0.7 million of letters of credit were outstanding under the Capital One Line of Credit.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP and the Company's discussion and analysis of its financial condition and operating results require the Company's management to make judgments, assumptions and estimates that affect the amounts reported. Note 2, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Application of ASC 842, Leases ("ASC 842")

The lease liabilities and right-of-use assets are significantly impacted by the following:

- Our determination of whether it is reasonably certain that an extension option will be exercised.

- Our determination of whether it is reasonably certain a purchase option will be exercised.

- Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. We determine, based on past experience and consumer price index increase expectations, if these types of variable payments are in-substance fixed payments, in which case such payments are included in the lease payments and measurement of the lease liabilities.

- The discount rates used in the calculations of the right-of-use assets and lease liabilities are based on our incremental borrowing rates and are primarily affected by economic environment, differences in the duration of each lease and the nature of the leased asset.

Environmental provision and reimbursement assets

We estimate the anticipated environmental costs with respect to contamination arising from the operation of gasoline marketing operations and the use of aboveground and underground storage tanks as well as the costs of other exposures and recognize a liability when these losses are anticipated and can be reasonably estimated. Reimbursement for these expenses from various state underground storage tank trust funds or from insurance companies is recognized as an asset and included in other current assets or non-current assets, as appropriate. The scope of the reimbursement asset and liability is estimated by a third party at least twice a year and adjustments are made according to past experience, changing conditions and changes in governmental policies.

Liability for dismantling and removing aboveground and underground storage tanks and restoring the site on which the storage tanks are located

The liability is based on our estimates with respect to the external costs which will be necessary to remove the aboveground and underground storage tanks in the future, regulatory requirements, discount rate and an estimate of the length of the useful life of the storage tanks.

Property and equipment and amortizable intangible assets

We evaluate property and equipment and amortizable intangible assets for impairment when facts and circumstances indicate that the carrying values of such assets may not be recoverable. When evaluating for impairment, we first compare the carrying value of the asset to the asset's estimated future undiscounted cash flows. If the estimated undiscounted future cash flows are less than the carrying value of the asset, we determine if we have an impairment loss by comparing the carrying value of the asset to the asset's estimated fair value and recognize an impairment charge when the asset's carrying value exceeds its estimated fair value. The adjusted carrying amount of the asset becomes its new cost basis and is depreciated over the asset's remaining useful life.

Impairment of goodwill

We evaluate the need for impairment with regard to goodwill once a year or with greater frequency if there are indicators of impairment exist. Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is determined according to assumptions and computations we set.

We perform an annual assessment to evaluate whether an impairment of goodwill exists. We performed the evaluation with the assistance of independent assessor which, for purposes of determining the fair value of the retail and GPMP reporting units to which the goodwill was attributed, utilized the income approach, namely, the present value of the future cash flows forecasted to be derived from the reporting units, as well as the market approach.

For the 2022 annual impairment test, the data used for the income approach was directly linked to our internal projections for 2023 through 2027. The long-term growth rate used in the terminal year was 1.1% for the GPMP reporting unit, and was 2.2% for the retail reporting unit, in accordance with the relevant weighted average long-term nominal growth rate. The cash flows used assumed an unlevered, debt-free basis with no deduction for interest of debt principal to present the cash flows available for debt and equity holders. The discount rate for each reporting unit was determined based on the risk profile of each of the reporting units, and was derived from its weighted average cost of capital ("WACC") as assessed by management with the assistance of an independent assessor. The WACC took into account both debt and equity. The discount rate applied to the cash flow projections for the GPMP and the retail reporting units was approximately 9.0% and 10.5%, respectively.

The impairment review was sensitive to changes in the key assumptions used. Our key assumptions included revenue and profit growth, capital expenditures, external industry data and past experiences. The major assumptions that could result in significant sensitivities were the discount rate, the long-term growth rate and capital expenditures. Sensitivity analyses were performed by applying various reasonable scenarios whereby the long-term growth rate and discount rate were adjusted within a reasonable range. None of the sensitivity scenarios indicated a potential impairment in any of the reporting units.

Deferred tax assets

We account for income taxes and the related accounts in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740"). Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets are recognized for future tax benefits and credit carryforwards to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes in estimates in the valuation allowance. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

We are required to make judgments, estimates and assumptions to establish the amount of deferred tax assets to be recognized based on timing differences, the expected taxable income and its sources and the tax planning strategy.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of our fuel supply contracts with our fuel suppliers, which are based on the market price of motor fuel. Significant increases in fuel prices could result in significant increases in the retail price of fuel and in lower sales to consumers and independent dealers. When fuel prices rise, some of our independent dealers may have insufficient credit to purchase fuel from us at their historical volumes. In addition, significant and persistent increases in the retail price of fuel could also diminish consumer demand, which could subsequently diminish the volume of fuel we distribute. A significant percentage of our sales are made with the use of credit cards. Because the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump and higher gallon movements result in higher credit card expenses. These additional fees increase operating expenses. Prior to the Quarles Acquisition, we did not engage in any fuel price hedging. In connection with the Quarles Acquisition, we began to make use of derivative commodity instruments to manage risks associated with an immaterial number of gallons designed to offset changes in the price of fuel that are directly tied to firm commitments to purchase diesel fuel.

Interest Rate Risk

We may be subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. The Senior Notes bear a fixed interest rate, therefore, an increase or decrease in prevailing interest rates has no impact on our debt service for the Senior Notes. As of December 31, 2022, the interest rate on our Capital One Line of Credit was 6.6% and the interest rate on our M&T Term Loan was 7.3%. As of December 31, 2021, the interest rate on our Capital One Line of Credit was 3.4% and the interest rate on our M&T Term Loan was 3.1%. As of December 31, 2022, approximately 38% of our debt bore interest at variable rates, therefore, our exposure was relatively low. If our applicable interest rates increase by 1%, then our debt service on an annual basis would increase by approximately $2.9 million. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances. For additional information regarding our interest rate risk, see *"Risk Factors— Risks Related to Our Business and Industry—Our variable rate debt could adversely affect our financial condition and results of operations."*

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022, and designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective could provide only reasonable assurance with respect to financial statement preparation and presentation.

Management under the supervision of, and with the participation of the Company's principal executive and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework and criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. The Company acquired certain assets (comprising a business) from Quarles Petroleum, Incorporated in a business combination on July 22, 2022 and acquired all of the issued and outstanding membership interests in Pride Convenience Holdings, LLC on December 6, 2022. As these acquisitions occurred in the second half of 2022, the scope of the Company's assessment of the design and effectiveness of internal control over financial reporting for 2022 excluded the above mentioned acquisitions. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from the scope in the year of acquisition. Both of these acquisitions are included in the Company's consolidated financial statements as of and for the year ended December 31, 2022 included in this Annual Report on Form 10-K. These acquisitions collectively represented approximately 13% and 4% of Company's total consolidated assets and revenues, respectively, as of and for the year ended December 31, 2022.

Based on the foregoing, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022 based on the specified criteria.

Our internal control over financial reporting as of December 31, 2022 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which appears in Item 8. "Financial Statements and Supplementary Data."

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information about directors required for this item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders.

We have adopted a code of business conduct and ethics, called the Code of Business Conduct and Ethics, that applies to all of our directors, officers, including our principal executive, financial and accounting officers, and employees. The full text of the Code of Business Conduct and Ethics is available in the Governance section of our website at www.arkocorp.com under the tab "Governance" and is available in print to any stockholder who requests it. We intend to provide amendments or waivers to our Code of Business Conduct and Ethics for any of our directors and principal officers on our website within four business days after such amendment or waiver. The reference to our website address does not constitute incorporation by reference of any of the information contained on the website, and such information is not a part of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required for this item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required for this item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required for this item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required for this item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) (1) Financial Statements: See Part II, Item 8 of this report.

(2) Schedule I - Condensed Financial Information of Registrant. Additionally, the financial statement schedule entitled "Schedule II – Valuation and Qualifying Accounts" has been omitted since the information required is included in the consolidated financial statements and notes thereto. Other schedules are omitted because they are not required.

(3) Exhibits: See below.

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of September 8, 2020, by and among Haymaker Acquisition Corp. II, ARKO Corp., Punch US Sub, Inc., Punch Sub Ltd. and ARKO Holdings Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed on December 31, 2020).
2.2	Consent and Amendment No. 1 to the Business Combination Agreement, dated as of November 18, 2020, by and among Haymaker, New Parent, Merger Sub I, Merger Sub II and Arko (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on November 19, 2020 by Haymaker Acquisition Corp. II (File No. 001-38931)).
2.3	Equity Purchase Agreement, dated as of September 8, 2020, by and among ARKO Corp. and each of the persons or entities listed on Exhibit B thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, filed on September 9, 2020 (9:31 a.m.), by Haymaker Acquisition Corp. II (File No. 001-38931)).
2.4*	Asset Purchase Agreement, dated as of September 9, 2022, by and among GPM Investments, LLC, Transit Energy Group, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed on September 12, 2022).
2.5*	Purchase and Sale Agreement, dated as of October 19, 2022, by and between GPM Investments, LLC and Pride Parent, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed on October 24, 2022).
2.6*	First Amendment to Purchase and Sale Agreement, dated December 5, 2022, by and between GPM Investments, LLC and Pride Parent LLC
3.1	Composite Amended and Restated Certificate of Incorporation of ARKO Corp. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q, filed on August 8, 2022).
3.2	Bylaws of ARKO Corp. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed on December 31, 2020).
4.1	Warrant Assignment, Assumption and Amendment Agreement, dated as of December 22, 2020, by and among Haymaker, ARKO Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on December 31, 2020).
4.2	Registration Rights and Lock-up Agreement, dated as of December 22, 2020, by and among ARKO Corp. and each of the persons or entities listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on December 31, 2020).
4.3	Form of ARKO Corp. Warrant (incorporated by reference to Exhibit 4.4 to the proxy statement/prospectus on Form S-4/A, filed with the SEC on November 6, 2020).
4.4	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K, filed on March 25, 2021).
4.5	Warrant Agreement, dated June 6, 2019, by and between the Haymaker Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent, (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on June 12, 2019, by Haymaker Acquisition Corp. II (File No. 001-38931)).
4.6	Indenture, dated October 21, 2021, by and among ARKO Corp., the Guarantors party thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed on October 26, 2021).
4.7	Form of 5.125% Senior Note due 2029 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on October 26, 2021).
10.1	Form of Indemnification for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).
10.2	ARKO Corp. 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).
10.3**	Employment Agreement, dated as of September 8, 2020, by and between ARKO Corp. and Arie Kotler (incorporated by reference to Exhibit 10.11 to the proxy statement/prospectus on Form S-4/A, filed with the SEC on November 6, 2020).

10.4	Amended and Restated Credit Agreement, dated July 15, 2019, by and among GPM Petroleum LP, the guarantors party thereto, Capital One, National Association, Keybank National Association, Santander Bank, N.A., and the lenders party thereto (incorporated by reference to Exhibit 10.18 to the proxy statement/prospectus on Form S-4/A, filed with the SEC on November 6, 2020).
10.5	Increase Agreement and Amendment, dated March 31, 2020, by and among the incremental lenders party thereto, the lenders party thereto, GPM Petroleum LP, the guarantors party thereto, and Capital One, National Association (incorporated by reference to Exhibit 10.19 to the proxy statement/prospectus on Form S-4/A, filed with the SEC on November 6, 2020).
10.6	Letter Agreement dated June 15, 2018, by and between Grocery Supply Company and GPM Southeast, LLC (incorporated by reference to Exhibit 10.45 to the proxy statement/prospectus on Form S-4/A, filed with the SEC on November 6, 2020).
10.7	Third Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP, dated December 3, 2019 by and among GPM Petroleum GP, LLC and the limited partners party thereto (incorporated by reference to Exhibit 10.55 to the proxy statement/prospectus on Form S-4/A, filed with the SEC on November 6, 2020).
10.8**	Form of Restricted Stock Unit Agreement under the Company's 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on March 8, 2021 (filed at 4:58 p.m. EST)).
10.9**	Form of Director Restricted Stock Unit Agreement under the Company's 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on March 8, 2021 (filed at 4:58 p.m. EST)).
10.10**	Form of Performance-Based RSU Award Agreement under the Company's 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed on March 8, 2021 (filed at 4:58 p.m. EST)).
10.11**	Nonqualified Stock Option Agreement with Arie Kotler under the Company's 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed on March 8, 2021 (filed at 4:58 p.m. EST)).
10.12**	Employment Agreement, dated as of January 3, 2020, by and between GPM INVESTMENTS, LLC and Maury Bricks. (incorporated by reference to Exhibit 10.53 to the Annual Report on Form 10-K, filed on March 25, 2021).
10.13**	Amended and Restated Employment Agreement, dated as of August 4, 2020, by and between GPM INVESTMENTS, LLC and Donald Polk Bassell (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K, filed on March 25, 2021).
10.14	Fourth Amendment to Third Amended, Restated and Consolidated Revolving Credit and Security Agreement, dated April 30, 2021, by and among GPM Investments, LLC and certain of its subsidiaries as other borrowers and guarantors thereto, the lenders party thereto and PNC Bank, National Association (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on May 6, 2021 (filed at 4:36 p.m. EDT)).
10.15*	Standby Real Estate Purchase, Designation and Lease Program, dated as of May 3, 2021, by and between GPM Investments, LLC and Oak Street Real Estate Capital Net Lease Property Fund, LP. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on May 6, 2021 (filed at 4:30 p.m. EDT))
10.16	First Amendment to Standby Real Estate Purchase, Designation and Lease Program, dated as of April 7, 2022, by and between GPM Investments, LLC and GPM Portfolio Owner LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on April 13, 2022).
10.17	Master Supply Agreement, dated as of May 24, 2021, by and between GPM Investments, LLC and Core-Mark International, Inc (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on May 27, 2021).
10.18	Second Amended, Restated and Consolidated Credit Agreement, dated June 24, 2021, by and among GPM Investments, LLC, and the other borrowers party thereto and M&T Bank (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on June 24, 2021).
10.19	Second Amended and Restated Master Covenant Agreement, dated June 24, 2021, by and between GPM Investments, LLC and M&T Bank (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on June 24, 2021).
10.20	Purchase Agreement, dated October 14, 2021 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, filed on October 18, 2021).
10.21	Fifth Amendment to Third Amended, Restated and Consolidated Revolving Credit and Security Agreement, dated October 14, 2021, by and among GPM Investments, LLC and certain of its subsidiaries as other borrowers and guarantors thereto, the lenders party thereto and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on October 18, 2021).
10.22*	Sixth Amendment and Joinder to Third Amended, Restated and Consolidated Revolving Credit and Security Agreement, dated July 22, 2022, by and among GPM Investments, LLC and certain of its subsidiaries as other borrowers and guarantors thereto, the lenders party thereto and PNC Bank, National Association (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on August 8, 2022).
10.23**	Amended and Restated Employment Agreement, dated as of January 1, 2020, by and between GPM INVESTMENTS, LLC and Eyal Nuchamovitz (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K, filed on February 25, 2022).

10.24	Amendment to Second Amended, Restated and Consolidated Credit Agreement, dated October 14, 2021, by and among GPM Investments, LLC, and the other borrowers party thereto and M&T Bank (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on October 18, 2021).
10.25	Amendment to Second Amended and Restated Master Covenant Agreement, dated October 14, 2021, by and between GPM Investments, LLC and M&T Bank (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed on October 18, 2021).
10.26	Second Amendment to the Second Amended and Restated Master Covenant Agreement, dated October 3, 2022, by and between GPM Investments, LLC and M&T Bank (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on November 7, 2022).
10.27	Seventh Amendment and Joinder to Third Amended, Restated and Consolidated Revolving Credit and Security Agreement, dated December 6, 2022, by and among GPM Investments, LLC and certain of its subsidiaries as other borrowers and guarantors thereto, the lenders party thereto and PNC Bank, National Association.
10.28	Eight Amendment to Third Amended, Restated and Consolidated Revolving Credit and Security Agreement, dated December 20, 2022, by and among GPM Investments, LLC and certain of its subsidiaries as other borrowers and guarantors thereto, the lenders party thereto and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 22, 2022).
10.29	Second Amendment to the Amended and Restated Credit Agreement, dated December 9, 2022, by and among GPM Petroleum LP, the guarantors party thereto, Capital One, National Association, Keybank National Association, Santander Bank, N.A., and the lenders party thereto.
21.1	List of Subsidiaries
23.1	Consent of Grant Thornton LLP
31.1	Certification of Principal Executive Officer of ARKO Corp. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer of ARKO Corp. pursuant to Section 302 of the Sarbanes-Oxley act of 2002
32.1	Certification of Principal Executive Officer of ARKO Corp. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer of ARKO Corp. pursuant to Section 906 of the Sarbanes-Oxley act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set.

* Pursuant to Item 601(b)(10)(iv) of Regulation S-K, portions of this exhibit have been omitted because the Company customarily and actually treats the omitted portions as private or confidential, and such portions are not material and would likely cause competitive harm to the Company if publicly disclosed. The Company will supplementally provide a copy of an unredacted copy of this exhibit to the U.S. Securities and Exchange Commission or its staff upon request.

** Indicates management contract or compensatory plan arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2023

ARKO CORP.

By: /s/ Arie Kotler

Arie Kotler
President, Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Arie Kotler Arie Kotler	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 27, 2023
/s/ Donald Bassell Donald Bassell	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2023
/s/ Sherman K. Edmiston III Sherman K. Edmiston III	Director	February 27, 2023
/s/ Michael J. Gade Michael J. Gade	Director	February 27, 2023
/s/ Andrew R. Heyer Andrew R. Heyer	Director	February 27, 2023
/s/ Steven J. Heyer Steven J. Heyer	Director	February 27, 2023
/s/ Starlette Johnson Starlette Johnson	Director	February 27, 2023
/s/ Morris Willner Morris Willner	Director	February 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
ARKO Corp.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of ARKO Corp. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule I included under Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2023 expressed an unqualified opinion.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2003.

Charlotte, North Carolina
February 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
ARKO Corp.

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of ARKO Corp. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 27, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of (i) certain assets (comprising a business) acquired from Quarles Petroleum, Incorporated and (ii) Pride Convenience Holdings, LLC (collectively, the "Acquisitions"), whose financial statements reflect total assets and revenues constituting 13% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. As indicated in Management's Report on Internal Control over Financial Reporting, the acquisitions of (i) certain assets (comprising a business) from Quarles Petroleum, Incorporated and (ii) all of the membership interests of Pride Convenience Holdings, LLC occurred during 2022. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of the Acquisitions.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
February 27, 2023

ARKO Corp.
Consolidated Balance Sheets
(in thousands)

	As of December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 298,529	$ 252,141
Restricted cash	18,240	20,402
Short-term investments	2,400	58,807
Trade receivables, net	118,140	62,342
Inventory	221,951	197,836
Other current assets	87,873	92,095
Total current assets	747,133	683,623
Non-current assets:		
Property and equipment, net	645,809	548,969
Right-of-use assets under operating leases	1,203,188	1,064,982
Right-of-use assets under financing leases, net	182,113	192,378
Goodwill	217,297	197,648
Intangible assets, net	197,123	185,993
Equity investment	2,924	2,998
Deferred tax asset	22,728	41,047
Other non-current assets	36,855	24,637
Total assets	$ 3,255,170	$ 2,942,275
Liabilities		
Current liabilities:		
Long-term debt, current portion	$ 11,944	$ 40,384
Accounts payable	217,370	172,918
Other current liabilities	154,097	137,488
Operating leases, current portion	57,563	51,261
Financing leases, current portion	5,457	6,383
Total current liabilities	446,431	408,434
Non-current liabilities:		
Long-term debt, net	740,043	676,625
Asset retirement obligation	64,909	58,021
Operating leases	1,218,045	1,076,905
Financing leases	225,907	229,215
Deferred tax liability	—	2,546
Other non-current liabilities	178,945	136,853
Total liabilities	2,874,280	2,588,599
Commitments and contingencies - see Note 13		
Series A redeemable preferred stock (no par value) - authorized: 1,000 shares; issued and outstanding: 1,000 shares and 1,000 shares, respectively; redemption value: $100,000 and $100,000, in the aggregate respectively	100,000	100,000
Shareholders' equity:		
Common stock (par value $0.0001) - authorized: 400,000 shares; issued: 124,727 and 124,428 shares, respectively; outstanding: 120,074 and 124,428 shares, respectively	12	12
Treasury stock, at cost - 4,653 and 0 shares, respectively	(40,042)	—
Additional paid-in capital	229,995	217,675
Accumulated other comprehensive income	9,119	9,119
Retained earnings	81,750	26,646
Total shareholders' equity	280,834	253,452
Non-controlling interest	56	224
Total equity	280,890	253,676
Total liabilities, redeemable preferred stock and equity	$ 3,255,170	$ 2,942,275

The accompanying notes are an integral part of these consolidated financial statements.

ARKO Corp.
Consolidated Statements of Operations
(in thousands, except per share data)

		For the Year Ended December 31,				
		2022		**2021**		**2020**
Revenues:						
Fuel revenue	$	7,401,090	$	5,714,333	$	2,452,401
Merchandise revenue		1,647,642		1,616,404		1,494,342
Other revenues, net		94,067		86,661		63,489
Total revenues		9,142,799		7,417,398		4,010,232
Operating expenses:						
Fuel costs		6,856,651		5,275,907		2,131,416
Merchandise costs		1,146,423		1,143,494		1,088,032
Store operating expenses		721,174		630,518		532,422
General and administrative expenses		139,969		124,667		94,424
Depreciation and amortization		101,752		97,194		74,396
Total operating expenses		8,965,969		7,271,780		3,920,690
Other expenses, net		9,816		3,536		9,228
Operating income		167,014		142,082		80,314
Interest and other financial income		3,178		3,005		1,768
Interest and other financial expenses		(62,583)		(74,212)		(51,673)
Income before income taxes		107,609		70,875		30,409
Income tax (expense) benefit		(35,557)		(11,634)		1,499
(Loss) income from equity investment		(74)		186		(1,269)
Net income	$	71,978	$	59,427	$	30,639
Less: Net income attributable to non-controlling interests		231		229		16,929
Net income attributable to ARKO Corp.	$	71,747	$	59,198	$	13,710
Accretion of redeemable preferred stock		—		—		(3,120)
Series A redeemable preferred stock dividends		(5,750)		(5,735)		(157)
Net income attributable to common shareholders	$	65,997	$	53,463	$	10,433
Net income per share attributable to common shareholders - basic	$	0.54	$	0.43	$	0.15
Net income per share attributable to common shareholders - diluted	$	0.53	$	0.42	$	0.15
Weighted average shares outstanding:						
Basic		121,476		124,412		71,074
Diluted		123,224		125,437		71,074

The accompanying notes are an integral part of these consolidated financial statements.

ARKO Corp.
Consolidated Statements of Comprehensive Income
(in thousands)

	For the Year Ended December 31,					
		2022		2021		2020
Net income	$	71,978	$	59,427	$	30,639
Other comprehensive income:						
Foreign currency translation adjustments		—		—		4,675
Total other comprehensive income		—		—		4,675
Comprehensive income	$	71,978	$	59,427	$	35,314
Less: Comprehensive income attributable to non-controlling interests		231		229		16,929
Comprehensive income attributable to ARKO Corp.	$	71,747	$	59,198	$	18,385

The accompanying notes are an integral part of these consolidated financial statements.

ARKO Corp.
Consolidated Statements of Changes in Equity
(in thousands)

| | Common Stock | | Treasury | | | | | | |
	Shares	Par Value	Stock, at Cost	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2019	65,541	$ 6	$ —	$ 104,686	$ 4,444	$ (43,363)	$ 65,773	$ 129,117	$ 194,890
Share-based compensation	—	—	—	1,891	—	—	1,891	—	1,891
Vesting and exercise of restricted share units	187	—	—	—	—	—	—	—	—
Issuance of shares to employees	200	—	—	—	—	—	—	—	—
Conversion of convertible bonds	29	—	—	137	—	—	137	—	137
Issuance of rights	5,749	1	—	11,324	—	—	11,325	—	11,325
Transactions with non-controlling interests	—	—	—	6,361	—	—	6,361	11,469	17,830
Purchase of non-controlling interest in GPMP	—	—	—	(19,092)	—	—	(19,092)	(73,982)	(93,074)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(8,710)	(8,710)
Issuance of shares - Merger Transaction and purchase of GPM Minority, net of $41.8 million issuance costs, of which $10.4 million was paid in the form of common stock	52,426	5	—	110,073	—	—	110,078	(74,984)	35,094
Accretion and accrued dividends on redeemable preferred stock	—	—	—	(3,277)	—	—	(3,277)	—	(3,277)
Other comprehensive income	—	—	—	—	4,675	—	4,675	—	4,675
Net income	—	—	—	—	—	13,710	13,710	16,929	30,639
Balance at December 31, 2020	124,132	$ 12	$ —	$ 212,103	$ 9,119	$ (29,653)	$ 191,581	$ (161)	$ 191,420
Share-based compensation	—	—	—	5,804	—	—	5,804	—	5,804
Transactions with non-controlling interests	—	—	—	(396)	—	—	(396)	396	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	(240)	(240)
Dividends on redeemable preferred stock	—	—	—	(2,836)	—	(2,899)	(5,735)	—	(5,735)
Issuance of shares	296	—	—	3,000	—	—	3,000	—	3,000
Net income	—	—	—	—	—	59,198	59,198	229	59,427
Balance at December 31, 2021	124,428	$ 12	$ —	$ 217,675	$ 9,119	$ 26,646	$ 253,452	$ 224	$ 253,676
Share-based compensation	—	—	—	12,161	—	—	12,161	—	12,161
Transactions with non-controlling interests	—	—	—	159	—	—	159	(159)	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	(240)	(240)
Dividends on redeemable preferred stock	—	—	—	—	—	(5,750)	(5,750)	—	(5,750)
Dividends declared (9 cents per share)	—	—	—	—	—	(10,893)	(10,893)	—	(10,893)
Common stock repurchased	(4,653)	—	(40,042)	—	—	—	(40,042)	—	(40,042)
Vesting of restricted share units	286	—	—	—	—	—	—	—	—
Issuance of shares to employees	13	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	71,747	71,747	231	71,978
Balance at December 31, 2022	120,074	$ 12	$ (40,042)	$ 229,995	$ 9,119	$ 81,750	$ 280,834	$ 56	$ 280,890

The accompanying notes are an integral part of these consolidated financial statements.

ARKO Corp.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 71,978	$ 59,427	$ 30,639
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	101,752	97,194	74,396
Deferred income taxes	22,300	4,848	(4,747)
Loss on disposal of assets and impairment charges	5,731	1,384	6,060
Foreign currency loss (gain)	227	(1,320)	6,754
Amortization of deferred financing costs, debt discount and premium	2,514	9,304	2,236
Amortization of deferred income	(9,724)	(10,327)	(7,650)
Accretion of asset retirement obligation	1,833	1,705	1,359
Non-cash rent	7,903	6,359	7,051
Charges to allowance for credit losses	659	601	260
Loss (income) from equity investment	74	(186)	1,269
Share-based compensation	12,161	5,804	1,891
Fair value adjustment of financial assets and liabilities	(3,396)	3,821	(1,014)
Other operating activities, net	775	677	115
Changes in assets and liabilities:			
Increase in trade receivables	(50,229)	(16,003)	(24,010)
(Increase) decrease in inventory	(6,850)	(21,816)	6,618
Decrease (increase) in other assets	1,476	(5,421)	(7,864)
Increase in accounts payable	31,645	16,813	26,893
Increase in other current liabilities	6,884	7,867	46,303
Decrease in asset retirement obligation	(95)	(130)	(393)
Increase (decrease) in non-current liabilities	11,638	(1,410)	7,676
Net cash provided by operating activities	$ 209,256	$ 159,191	$ 173,842

The accompanying notes are an integral part of these consolidated financial statements.

ARKO Corp.
Consolidated Statements of Cash Flows (cont'd)
(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Cash flows from investing activities:			
Purchase of property and equipment	$ (98,595)	$ (226,205)	$ (44,646)
Purchase of intangible assets	(176)	(246)	(30)
Proceeds from sale of property and equipment	287,901	284,854	1,302
Business acquisitions, net of cash	(419,726)	(203,070)	(363,988)
Prepayment for WTG Acquisition	(4,000)	—	—
Decrease (increase) of investments, net	58,934	(27,110)	—
Loans to equity investment, net	174	—	(189)
Net cash used in investing activities	(175,488)	(171,777)	(407,551)
Cash flows from financing activities:			
Receipt of long-term debt, net	70,896	484,089	570,207
Repayment of debt	(45,948)	(531,834)	(58,792)
Lines of credit, net	—	—	(83,515)
Repayment of related-party loans	—	—	(4,517)
Buyback of long-term debt	—	—	(1,995)
Principal payments on financing leases	(6,543)	(8,094)	(8,116)
Proceeds from sale-leaseback	54,988	44,188	—
Proceeds from issuance of rights, net	—	—	11,332
Purchase of non-controlling interest in GPMP	—	—	(99,048)
Investment of non-controlling interest in subsidiary	—	—	19,325
Payment of Additional Consideration	(5,913)	(3,828)	—
Payment of Merger Transaction issuance costs	—	(4,773)	—
Common stock repurchased	(40,042)	—	—
Issuance of shares in Merger Transaction	—	—	57,997
Issuance of redeemable preferred stock, net	—	—	96,880
Dividends paid on common stock	(10,893)	—	—
Dividends paid on redeemable preferred stock	(5,750)	(5,892)	—
Distributions to non-controlling interests	(240)	(240)	(8,710)
Net cash provided by (used in) financing activities	10,555	(26,384)	491,048
Net increase (decrease) in cash and cash equivalents and restricted cash	44,323	(38,970)	257,339
Effect of exchange rate on cash and cash equivalents and restricted cash	(97)	(1,464)	2,875
Cash and cash equivalents and restricted cash, beginning of year	272,543	312,977	52,763
Cash and cash equivalents and restricted cash, end of year	$ 316,769	$ 272,543	$ 312,977
Reconciliation of cash and cash equivalents and restricted cash			
Cash and cash equivalents, beginning of year	$ 252,141	$ 293,666	$ 32,117
Restricted cash, beginning of year	20,402	16,529	14,423
Restricted cash with respect to bonds, beginning of year	—	2,782	6,223
Cash and cash equivalents and restricted cash, beginning of year	$ 272,543	$ 312,977	$ 52,763
Cash and cash equivalents, end of year	$ 298,529	$ 252,141	$ 293,666
Restricted cash, end of year	18,240	20,402	16,529
Restricted cash with respect to bonds, end of year	—	—	2,782
Cash and cash equivalents and restricted cash, end of year	$ 316,769	$ 272,543	$ 312,977

The accompanying notes are an integral part of these consolidated financial statements.

ARKO Corp.
Consolidated Statements of Cash Flows (cont'd)
(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Supplementary cash flow information:			
Cash received for interest	$ 1,964	$ 428	$ 1,323
Cash paid for interest	57,653	51,495	40,026
Cash received for taxes	283	226	1,856
Cash paid for taxes	6,747	14,912	1,163
Supplementary noncash activities:			
Prepaid insurance premiums financed through notes payable	6,668	8,210	7,224
Purchases of equipment in accounts payable and accrued expenses	9,007	7,569	4,805
Purchase of property and equipment under leases	21,534	23,730	29,625
Disposals of leases of property and equipment	19,885	4,465	7,593
Issuance of shares	—	3,000	—
Receipt of related-party receivable payment offset by related-party loan payments	—	—	7,133
Ares Put Option	—	—	9,201

The accompanying notes are an integral part of these consolidated financial statements.

ARKO Corp.
Notes to Consolidated Financial Statements

1. General

ARKO Corp. (the "Company") is a Delaware corporation whose common stock, par value $0.0001 per share ("common stock") and publicly-traded warrants are listed on the Nasdaq Stock Market ("Nasdaq") under the symbols "ARKO" and "ARKOW," respectively.

On September 8, 2020, the Company (then a newly-formed company) entered into a business combination agreement, as amended on November 18, 2020 (the "Merger Agreement"), together with Arko Holdings Ltd. ("Arko Holdings"), Haymaker Acquisition Corp. II, a Delaware corporation and a special purpose acquisition company ("Haymaker"), and additional newly-formed wholly owned subsidiaries of Haymaker that were formed in order to enable the consummation of the merger transaction, as described below (the "Merger Transaction"). Arko Holdings is a corporation incorporated in Israel, whose securities were listed on the TASE prior to the consummation of the Merger Transaction and which held approximately 67.99% of the equity rights in GPM Investments, LLC, a Delaware limited liability company ("GPM"). On December 22, 2020 (the "Merger Closing Date"), the Merger Transaction was consummated, following which Arko Holdings and Haymaker became wholly owned subsidiaries of the Company. Concurrently with the execution of the Merger Agreement, the third parties who held approximately 32% of the equity rights in GPM (collectively, the "GPM Minority") entered into an agreement with the Company and Haymaker for the sale of all of the GPM Minority's rights, directly or indirectly, in GPM, such that, upon the consummation of the Merger Transaction, the Company indirectly held full ownership and control of GPM.

The Company's operations are primarily performed by its subsidiary, GPM. GPM is primarily engaged directly and through fully owned and controlled subsidiaries (directly or indirectly) in retail activity, which includes the operations of a chain of convenience stores, most of which include adjacent gas stations. The Company is also engaged in wholesale activity, which includes the supply of fuel to gas stations operated by third parties and following the closing of the Quarles Acquisition (as defined in Note 4) on July 22, 2022, in fleet fueling, which includes the operation of proprietary and third-party cardlock locations (unstaffed fueling locations) and issuance of proprietary fuel cards that provide customers access to a nationwide network of fueling sites. As of December 31, 2022, GPM's activity included the operation of 1,404 retail convenience stores, the supply of fuel to 1,674 gas stations operated by independent dealers and the operation of 183 cardlock locations throughout 34 states and the District of Columbia in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States ("U.S.").

The Company has four reportable segments: retail, wholesale, fleet fueling, and GPMP. Refer to Note 23 below for further information with respect to the segments.

Accounting Treatment of the Merger Transaction

The Merger Transaction was accounted for as a reverse recapitalization. For accounting purposes, Haymaker was treated as the "acquired" company and Arko Holdings was considered the accounting acquirer. The Merger Transaction was treated as the equivalent of Arko Holdings' issuing stock in exchange for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Arko Holdings and Haymaker were stated at historical cost. No goodwill or intangible assets were recorded in connection with the Merger Transaction.

Because Arko Holdings was deemed the accounting acquirer, upon the consummation of the Merger Transaction, the historical financial statements of Arko Holdings became the historical financial statements of the combined company. As a result, the financial statements included in this Annual Report on Form 10-K reflect the historical operating results of Arko Holdings prior to the Merger Closing Date and the combined results of the Company, including those of Haymaker, following the Merger Closing Date. Additionally, the Company's equity structure has been reclassified in all periods up to the Merger Closing Date to reflect the number of shares of the Company's common stock issued to Arko Holdings' stockholders in connection with the recapitalization transaction. As such, the share counts, common stock amounts related to Arko Holdings' common stock prior to the Merger Transaction have been retroactively reclassified as shares reflecting the exchange ratio established in accordance with the Merger Agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

In the preparation of consolidated financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include right-of-use assets and lease liabilities; impairment of goodwill, intangible, right-of-use and fixed assets; environmental assets and liabilities; deferred tax assets; and asset retirement obligations.

Foreign Currency Translation

Transactions and balances that are denominated in currencies that differ from the functional currencies have been remeasured into US dollars in accordance with principles set forth in ASC 830, Foreign Currency Matters. At each balance sheet date, monetary items denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations as financial expenses or income, as appropriate.

The revenues of the Company and most of its subsidiaries are generated in US dollars. In addition, most of the costs of the Company and most of its subsidiaries are incurred in US dollars. The Company's management believes that the US dollar is the primary currency of the economic environment in which the Company and most of its subsidiaries operate. Thus, the functional currency of the Company and most of its subsidiaries is the US dollar.

For subsidiaries whose functional currency has been determined to be other than the US dollar, assets and liabilities are translated at year-end exchange rates, and statement of operations items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents, of which there were $207.5 million and $0.7 million as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, $0.5 million and $0.7 million of cash and cash equivalents, respectively, were denominated in New Israeli Shekels ("NIS"). Cash and cash equivalents are maintained at financial institutions.

Restricted Cash

The Company classifies as restricted cash any cash and cash equivalents that are currently restricted from use in order to comply with agreements with third parties, including cash related to net lottery proceeds.

Trade Receivables

The majority of trade receivables are typically from independent dealers, fleet fueling customers, customer credit accounts and credit card companies in the ordinary course of business. Balances due in respect of credit cards processed through the Company's fuel suppliers and other providers are collected within two to three days depending upon the day of the week of the purchase and time of day of the purchase. Receivables from independent dealers and customer credit accounts are typically due within one to 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due.

At each balance sheet date, the Company recognizes a loss allowance for expected credit losses on trade receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The expected credit losses on trade receivables are estimated based on historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecasted direction of conditions at the reporting date, including time value of money where appropriate. The expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate, as long as the discount impact is material. The Company records an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

The Company writes off receivable amounts when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company's recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss. The Company has not experienced significant write-offs for the years ended December 31, 2022, 2021 and 2020.

Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined using the average cost, net of vendor rebates or discounts in the event that they can be attributed to inventory, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The net realizable value is an estimate of the sales price in the ordinary course of business less an estimate of the costs required in order to execute the sale. The Company periodically reviews inventory for obsolescence and records a charge to merchandise costs for any amounts required to reduce the carrying value of inventories to net realizable value.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date, less accumulated depreciation and accumulated impairment losses. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets as follows:

	Range in Years
Buildings and leasehold improvements	15 to 40
Signs	5 to 15
Other equipment (primarily office equipment)	5 to 7
Computers, software and licenses	3 to 5
Motor vehicles	7
Fuel equipment	5 to 30
Equipment in convenience stores	5 to 15

Amortization of leasehold improvements is recorded using the straight-line method based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured or the estimated useful lives.

Impairment of Long-lived Assets

The Company reviews its long-lived assets, including property and equipment, right-of-use assets and amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a review indicates that the assets will not be recoverable, based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized to the extent carrying value of the assets exceeds their estimated fair value and the asset's carrying value is reduced to fair value. Impairment losses related to property and equipment and right-of-use assets of $3.7 million, $3.2 million and $4.7 million were recorded in relation to closed and non-performing sites as an expense within other expenses, net in the consolidated statements of operations during the years ended December 31, 2022, 2021 and 2020, respectively. No impairment was recognized for long-lived intangible assets during the years ended December 31, 2022, 2021 and 2020.

Business Combinations

The Company applies the provisions of ASC 805, Business Combinations, and allocates the fair value of purchase consideration to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. In subsequent periods, the goodwill is measured at cost less accumulated impairment losses.

If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately within other expenses, net in the consolidated statements of operations as a gain on bargain purchase.

When the consideration transferred in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. For the purpose of impairment testing, goodwill is allocated to each reporting unit (or groups of reporting units) expected to benefit from the synergies of the business combination. Intangible assets acquired in a business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets, with a weighted average remaining amortization period as of December 31, 2022, as follows:

	Range in Years	Weighted Average Remaining Amortization Period
Goodwill	Indefinite life	Indefinite life
Trade names	5	3
Wholesale fuel supply contracts	4 to 14	10
Third-party cardlock site contracts	2	2
Option to acquire ownership rights	6 to 15	8
Option to develop stores	5	0.5
Non-contractual customer relationships	20	20
Liquor licenses	Indefinite life	Indefinite life
Franchise rights	9 to 20	14

Goodwill is reviewed annually on October 1 for impairment, or more frequently if indicators of impairment exist, such as disruptions in the business, unexpected significant declines in operating results or a sustained market capitalization decline. In the goodwill impairment test, the reporting unit's carrying amount (including goodwill) and its fair value are compared. If the estimated fair value of a reporting unit is less than its carrying amount, an impairment charge is recognized for the deficit up to the amount of goodwill recorded.

The Company completed the annual impairment analyses for goodwill for the years ended December 31, 2022, 2021 and 2020, and no impairment was recognized.

Non-controlling Interest

These consolidated financial statements reflect the application of ASC 810, Consolidation, which establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within shareholders' equity, but separate from the parent's equity, (ii) the amount of consolidated net income attributable to the parent and the non-controlling interest to be clearly identified and presented on the face of the consolidated statements of operations, and (iii) changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

The Company's investments in GPM (until the purchase of the GPM Minority on the Merger Closing Date as described in Note 1 above) and GPM Petroleum LP ("GPMP") (until the purchase of the third parties' interests in GPMP on December 21, 2020 as described in Note 3 below) were accounted for under the method of accounting referred to as the hypothetical liquidation at book value method for allocating the profits and losses. In accordance with this method, profits and losses are allocated between the Company and the non-controlling interest assuming at the end of the reporting period, GPM and GPMP would liquidate or distribute its assets and redeem its liabilities at their book value.

Until December 21, 2020, due to the terms of GPMP's Agreement of Limited Partnership, and the preference provided to the one of the third party investors in the monthly distributions of GPMP as well as in liquidation, the investor's investment was classified in the consolidated statements of changes in equity as 'Non-controlling interests.' A non-controlling interest was also recorded for the interests owned by the seller of the Fuel USA sites and the seller of the Riiser sites (the "Riiser Seller").

Equity Investment

For equity investments that are not required to be consolidated, the Company evaluates the level of influence it is able to exercise over the investee's operations to determine whether to use the equity method of accounting. Investees over which the Company determines that the Company has significant influence are accounted for as equity method investment. The Company evaluates its equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investment may be impaired.

Since January 2014, the Company has held joint control (50%) of Ligad Investments and Construction Ltd. ("Ligad"), which is presented on the Company's books using the equity method of accounting. As of December 31, 2022, Ligad owed the Company approximately $0.7 million, bearing interest at the prime rate plus 1%, and payable on December 31, 2023.

In September 2020, Ligad entered into an agreement with a third party for the lease of the properties held by it for a period of three years beginning March 1, 2021, in consideration of an annual payment of approximately $0.3 million and granted another third party an option, as amended, that it may exercise until September 2023, pursuant to which such third party may purchase the leased properties for consideration of approximately $7.5 million plus value-added taxes, from which the lease payments received will be deducted.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.

Significant estimates of fair value include, among other items, tangible and intangible assets acquired and liabilities assumed through business combinations, certain leases, contingent consideration in business combinations, financial derivative instruments, the Public Warrants (as defined below), the Private Warrants (as defined below), the Deferred Shares (as defined below) and the Ares Put Option (as defined below). The Company also uses fair value measurements to routinely assess impairment of long-lived assets, intangible assets and goodwill.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the customers. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a single point in time or over time, based on when control of goods and services transfers to a customer. Control is transferred to the customer over time if the customer simultaneously receives and consumes the benefits provided by the Company's performance. If a performance obligation is not satisfied over time, the Company satisfies the performance obligation at a single point in time.

Revenue is recognized in an amount that reflects the consideration to which the Company expects to be entitled in exchange for goods or services.

When the Company satisfies a performance obligation by transferring control of goods or services to the customer, revenue is recognized against contract assets in the amount of consideration to which the Company is entitled. When the consideration amount received from the customer exceeds the amounts recognized as revenue, the Company recognizes a contract liability for the excess.

An asset is recognized related to the costs incurred to obtain a contract (i.e. sales commissions) if the costs are specifically identifiable to a contract, the costs will result in enhancing resources that will be used in satisfying performance obligations in the future and the costs are expected to be recovered. These capitalized costs are recorded as a part of other current assets and other non-current assets and are amortized on a systematic basis consistent with the pattern of transfer of the goods or services to which such costs relate. The Company expenses the costs to obtain a contract, as and when they are incurred, in cases where the expected amortization period is one year or less.

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis. In performing this analysis, the Company considers first whether it controls the goods before they are transferred to the customers and if it has the ability to direct the use of the goods or obtain benefits from them. The Company also considers the following indicators: (1) the primary obligor, (2) the latitude in establishing prices and selecting suppliers, and (3) the inventory risk borne by the Company before and after the goods have been transferred to the customer. When the Company acts as principal, revenue is recorded on a gross basis. When the Company acts as agent, revenue is recorded on a net basis.

Certain fuel and sales taxes are invoiced by fuel suppliers or collected from customers and remitted to governmental agencies either directly, or through suppliers, by the Company. Whether these taxes are presented on a gross or net basis is dependent on whether the Company is acting as a principal or agent in the sales transaction. Fuel excise taxes are presented on a gross basis for fuel sales because the Company is acting as the primary obligor, has pricing latitude, and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue included fuel taxes of $1,015.2 million, $1,004.8 million and $584.6 million for 2022, 2021 and 2020, respectively.

Revenue recognition patterns are described below by reportable segment:

Retail

- **Fuel revenue and merchandise revenue**—Revenues from the sale of merchandise and fuel less discounts given and returns are recognized upon delivery, which is the point at which control and title is transferred, the customer has accepted the product and the customer has significant risks and rewards of owning the product. The Company typically has a right to payment once control of the product is transferred to the customer. Transaction prices for these products are typically at market rates for the product at the time of delivery. Payment terms require customers to pay shortly after delivery and do not contain significant financing components.

- **Customer loyalty program**—The customer loyalty program provides the Company's customers rights to purchase products at a lower price or at no cost in future periods. The sale of products in accordance with the loyalty program are recognized as multiple performance obligations. The consideration for the sale is allocated to each performance obligation identified in the contract (the actual purchases and the future purchases) on a relative stand-alone selling price basis. Revenue for the rights granted is deferred and recognized on the date on which the Company completes its obligations in respect thereof or when it expires. The related contract liability for the customer loyalty program was approximately $0.9 million and $1.5 million as of December 31, 2022 and 2021, respectively, and was included in other current liabilities on the consolidated balance sheets.

- **Commissions on sales of lottery products, money orders and prepaid value cards**—The Company recognizes a commission on the sale of lottery products, money orders, and sales of prepaid value cards (gift or cash cards) at the time of the sale to the customer.

Wholesale

- **Consignment arrangements**—In arrangements of this type, the Company owns the fuel until the date of sale to the final customer, and the gross profit created from the sale of the fuel is allocated between the Company and the independent dealer based on the terms of the relevant agreement with the independent dealer. In certain cases, gross profit is split based on a percentage and in others, the Company pays a fixed fee per gallon to the independent dealer. The Company recognizes revenues on the date of the sale to the final customer (namely, upon dispensing of the fuel by the consumer which is the date of transfer of control, risks and rewards to the final customer).

- **Fuel supply arrangements ("Cost Plus")**—In arrangements of this type, the independent dealer purchases the fuel from the Company. The Company recognizes revenue upon delivery of the fuel to the independent dealer which is the date of transfer of ownership of the fuel to the independent dealer. The sales price to the independent dealer is determined according to the terms of the relevant agreement with the independent dealer, which generally includes a stated price of the fuel plus the cost of transportation and a margin, with the Company generally retaining any prompt pay discounts and rebates.

Fleet Fueling

- **Fuel revenue from cardlock locations**—Revenues from the sale of fuel, less applicable discounts, are recognized upon delivery of the fuel, which is the point at which control and title are transferred, the customer has accepted the product and the customer has significant risks and rewards of owning the product. The Company typically has a right to payment once control of the product is transferred to the customer. At third-party cardlock locations, the Company remains the owner of the fuel until the date of sale to the customer. Transaction prices for these products are typically at market rates for the products at the time of delivery. Payment terms require customers to pay shortly after delivery and do not contain significant financing components.

- **Commissions on proprietary fuel cards**—The Company receives a commission on the sale of fuel from proprietary fuel cards that provide customers access to a nationwide network of fueling sites. The commission is recognized at the time of the sale to the customer.

GPMP

- GPMP recognizes fuel revenue upon delivery of the fuel to GPM and its subsidiaries selling fuel (both in the retail and wholesale segments) and a fixed fee charged to sites in the fleet fueling segment, all of which is eliminated in consolidation.

Refer to Note 23 for disclosure of the revenue disaggregated by segment and product line, as well as a description of the reportable segment operations.

Fuel Costs and Merchandise Costs

The Company records discounts and rebates received from suppliers as a reduction of inventory cost if the discount or rebate is based upon purchases or to merchandise costs if the discount relates to product sold. Discounts and rebates conditional upon the volume of the purchases or on meeting certain other goals are included in the consolidated financial statements on a basis relative to the progress toward the goals required to obtain a discount or rebate, as long as receiving the discounts or rebates is reasonably assured and its amount can be reasonably estimated. The estimate of meeting the goals is based, among other things, on contract terms and historical purchases/sales as compared to required purchases/sales.

The Company includes in fuel costs all costs incurred to acquire fuel, including the costs of purchasing and transporting inventory prior to delivery to customers. The Company primarily utilizes third-party carriers to transport fuel inventory to each location. Fuel costs do not include any depreciation of property and equipment as there are no significant amounts that could be attributed to fuel costs. Accordingly, depreciation is separately classified in the consolidated statements of operations.

The Company recognizes merchandise vendor rebates based upon the period of time in which it has completed the unit purchases and/or sales as specified in the merchandise vendor agreements. The Company records such rebates as a reduction of merchandise costs.

Certain upfront amounts paid to the Company by merchandise suppliers and amounts paid to the Company by fuel suppliers for renovation and upgrade costs associated with the rebranding of gas stations are presented as a liability and are recorded to operations as a reduction of merchandise or fuel costs on a straight-line basis relative to the period of the agreement. In the event that the Company does not comply with the conditions of the agreement with the supplier, the Company may be required to repay the unamortized balance of the amount received or grant to the supplier based on the amortization schedule as defined in each applicable agreement. These amounts are classified in other non-current liabilities, except for the current maturity which is classified in other current liabilities.

Total purchases from suppliers who accounted for 10% or more of total purchases for the periods presented were as follows:

	For the Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Fuel products - Supplier A	$ 974,156	$ 776,314	$ 312,231
Fuel products - Supplier B	870,982	638,928	256,606
Fuel products - Supplier C	758,856	*	*
Merchandise products - Supplier D	664,438	645,257	653,994

    * Purchases did not exceed 10% in period

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed. A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs, net of co-op advertising reimbursement from certain vendors/suppliers, for the years ended December 31, 2022, 2021 and 2020 were $5.2 million, $4.4 million and $3.8 million, respectively, and were included in store operating and general and administrative expenses in the consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the provisions of ASC 740, Income Taxes. Current and deferred taxes are recognized in profit or loss, except when they arise from the initial accounting for a business acquisition, in which case the tax effect is included in the accounting for the business acquisition. The current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is provided using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets are recognized for future tax benefits and credit carryforwards to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date. Deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on the tax rates (and tax laws) that have been enacted by the end of the reporting periods. After determining the total amount of deferred tax assets, a determination is made as to whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is determined that a deferred tax asset is not likely to be realized, a valuation allowance is established. Deferred tax assets and deferred tax liabilities are offset if the Company had a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax relates to the same taxable entity and the same tax authority.

Uncertain tax positions meeting the more likely than not recognition threshold are measured and recognized in the consolidated financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to income tax matters as a component of income tax expense in the consolidated statements of operations.

Derivative Instruments and Hedging Activities

The Company accounts for financial derivative instruments at fair value and applies hedge accounting rules when applicable. The Company utilizes derivative instruments related to ultra-low sulfur diesel to offset changes in the fair value of its firm commitments to purchase diesel fuel that is ultimately delivered to certain of its fleet fueling sites.

These instruments are accounted for as fair value hedges of a firm commitment upon proper qualification. The Company assesses at inception and on an ongoing basis whether a derivative instrument accounted for as a hedge is highly effective in offsetting changes in the fair value of the hedged item (that is, the unrecognized firm commitment). The gain or loss on the hedging instrument is recognized currently in earnings within fuel costs in the consolidated statement of operations, for the period in which the changes in fair value occur. The gain or loss (that is, the change in fair value) on the hedged item attributable to the hedged risk designated as being hedged adjusts the carrying amount of the related hedged item and is simultaneously recognized in earnings within fuel costs in the consolidated statement of operations, as an adjustment to the carrying amount of that hedged item (that is, the Company recognizes as assets or liabilities the changes in the fair value of the firm commitment that are attributable to the risk being hedged and that arise while the hedge of the firm commitment exists). When the underlying assets are purchased in accordance with the terms of the hedged firm commitment, the initial cost basis in the acquired assets is adjusted by the amount of the firm commitment that was recognized as an asset or liability under the fair value hedging model. See Note 21 and Note 22 for further information about the Company's derivatives.

Earnings Per Share

Basic earnings per share are calculated in accordance with ASC 260, Earnings Per Share, by dividing net income (loss) attributable to the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated, if applicable, by adjusting net income (loss) attributable to the Company and the weighted average number of common shares, taking into effect all potential dilutive common shares.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, requires the cost of all share-based payments to employees to be recognized in the statement of operations and establishes fair value as the measurement objective in accounting for share-based payment arrangements. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards on the date of grant.

Restricted share units are valued based on the fair market value of the underlying stock on the date of grant. The Company records compensation expense for these awards based on the grant date fair value of the award, recognized ratably over the vesting period of the award.

The Company recognizes compensation expense related to stock-based awards with graded vesting on a straight-line basis over the vesting period. The Company's share-based compensation expense is adjusted for forfeitures when they are incurred.

Employee Benefits

The Company has a 401(k) retirement plan for its employees who may contribute up to 75% of eligible wages as defined in the plan, subject to limitations defined in the plan and applicable law. The Company matches a percentage of employee contributions according to the plan. The Company has a deferred compensation plan for certain employees who may contribute up to 90% of eligible wages as defined in the plan, subject to limitations defined in the plan and applicable law. The Company matches a percentage of employee contributions according to the plan. The expense for matching contributions for both of these plans was approximately $1.0 million, $1.6 million and $0.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Leases

The Company as Lessee

The Company assesses whether a contract is, or contains, a lease at inception of the contract. A contract contains a lease on the basis of whether the Company has the right to control the use of an identified asset for a period of time in exchange for consideration. While assessing whether a contract conveys the right to control the use of an identified asset, the Company assesses whether, throughout the period of use, it has both of the following:

- the right to obtain substantially all of the economic benefits from use of the identified assets; and

- the right to direct the use of the identified asset.

The lease term is the non-cancellable period of a lease together with periods covered by an option to extend the lease if the Company is reasonably certain it will exercise that option.

In assessing the lease term, the Company takes into account extension options that, at initial recognition, it is reasonably certain that it will exercise. The likelihood of the exercise of the extension options is examined considering, among other things, the lease payments during the extension periods in relation to the market prices, significant improvements in the leased properties that are expected to have a significant economic benefit during the extension period, actual profitability characteristics and expected profitability of the sites, the remaining non-cancellable period, the number of years under the extension periods, location of the leased property and the availability of suitable alternatives.

Because the interest rate implicit in the lease cannot be readily determined, the Company generally utilizes the incremental borrowing rates of the Company. These rates are defined as the interest rates that the Company would have to pay, on the commencement date of the lease, to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in the lease agreement and in a similar economic environment.

Lease payments included in the measurement of the lease liability consist of:

- fixed lease payments (including in-substance fixed payments), including those in extension option periods which are reasonably certain to be exercised;

- variable lease payments that depend on an index, initially measured using the index at the commencement date; and

- the exercise price of purchase options, if the Company is reasonably certain it would exercise the options.

Variable rents that do not depend on an index or rate and which are not in-substance fixed lease payments (for example, payments that are determined as a percentage of sales) are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in store operating expenses in the statements of operations.

For variable lease payments that depend on an index or a rate (such as the consumer price index or a market interest rate), on the commencement date, the lease payments were initially measured using the index or rate at the commencement date. The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index or rate unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in statements of operations as they are incurred.

The Company determines if the lease is an operating lease or a financing lease and recognizes right-of-use assets and lease liabilities for all leases, except for short-term leases (lease term of one year or less) and leases of low value assets. For these leases, the Company recognizes lease expense on a straight-line basis over the lease term.

At the commencement date, the lease liability is measured at the present value of future lease payments that are not paid at that date (not including payments made at the commencement date of the lease), discounted generally using the relevant incremental borrowing rate, and presented as a separate line item in the consolidated balance sheets. The operating lease liability is subsequently remeasured each period at the present value of future lease payments that are not paid at that date. The financing lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. The Company determined, based on past experience and consumer price index increase expectations, that these types of variable payments are in-substance fixed payments and such payments are included in the measurement of the lease liabilities as of the date of the initial lease liability measurement.

The Company remeasures the lease liability (and makes corresponding adjustments to the related right-of-use asset) whenever the following occurs:

- the lease term has changed as a result of, among other factors, a change in the assessment of exercising an extension option or a purchase option that results from the occurrence of a significant event or a significant change in circumstances that is within the Company's control, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; or

- a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate. For lease modifications that decrease the scope of the lease, the lessee recognizes in profit or loss any gain or loss relating to the partial or full termination of the lease.

The right-of-use asset is measured at cost and presented as a separate line item in the consolidated balance sheets. The cost of the right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, and any initial direct costs. In business combinations, the amount is adjusted to reflect favorable or unfavorable terms of the lease relative to market terms. Subsequently, the right-of-use asset under operating leases is measured at the carrying amount of the lease liability, adjusted for prepaid or accrued lease payments, unamortized lease incentives received and accumulated impairment losses. The right-of-use asset under financing leases is measured at cost less accumulated depreciation and accumulated impairment losses.

Whenever the Company incurs an obligation for costs (either on the commencement date or consequently) to dismantle and remove a leased asset, restore the site on which it is located, or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized. The costs are included in the related right-of-use asset.

Right-of-use assets under financing leases are depreciated based on the straight-line method over the shorter period of the lease term and the useful life of the underlying asset, with weighted average depreciation periods as follows:

	Years
Leasehold improvements, buildings and real estate assets	28
Equipment	5

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company will depreciate the right-of-use asset from the commencement date to the end of the useful life of the underlying asset.

The Company adjusts the right-of-use asset and as a result, the depreciation period in the following periods if it remeasures the respective lease liability.

The Company as Lessor

Leases for which the Company is a lessor are classified as financing or operating leases. When the Company is an intermediate lessor, it accounts for the head lease and the sublease as separate contracts. The sublease is classified as a financing or operating lease by reference to the head lease's underlying asset.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and depreciated on a straight-line basis over the lease term. Rental income on leased and subleased property to independent dealers and other third-parties is recognized on a straight-line basis based upon the term of the tenant's lease or sublease.

Reclassifications

Certain prior year equity amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

Reference Rate Reform – In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard included optional guidance for a limited period of time to help ease the burden in accounting for the effects of reference rate reform. The Company has not needed to implement this optional guidance.

3. Limited Partnership

GPMP commenced its operation in January 2016, and thereafter the following has applied:

i. Fuel distribution agreements – GPMP is a party to the majority of the agreements with fuel suppliers relating to the supply of fuel to GPM and its subsidiaries in the retail and wholesale segments, and GPM guarantees the obligations under certain of such agreements.

ii. Distribution agreement with GPM – GPM and its subsidiaries related to substantially all of its sites in the retail and wholesale segments are engaged with GPMP in an exclusive supply agreement pursuant to which they purchase fuel from GPMP at GPMP's cost of fuel including taxes and transportation, plus a fixed margin. Such supply arrangements have a duration of 10 years from the date of the initial supply agreement and, with respect to acquired sites, for 10 years from the date of the applicable acquisition.

iii. GPMP charges a fixed fee to sites in the fleet fueling segment.

As of December 31, 2022,and 2021, GPM, directly and through certain of its wholly owned subsidiaries, held approximately 99.8% of the limited partnership interests in GPMP and all of the rights in the general partner of GPMP.

Just prior to the Merger Transaction, third parties owned approximately 19.3% of the limited partnership interests in GPMP. On December 21, 2020, GPM purchased such interests except for units held by the Riiser Seller which represented, at that time, 0.29% of the limited partnership interests in GPMP, for a total consideration of approximately $98.0 million, plus consideration for the amount of outstanding distributions not yet distributed, which was funded from GPM's own sources. Part of the proceeds paid by GPM were used to purchase shares of Haymaker in privately negotiated transactions and upon consummation of the Merger Transaction, these shares automatically converted into shares of the Company.

The Riiser Seller currently owes GPM approximately $3.375 million with respect to a post-closing adjustment. The Riiser Seller may, at its option, satisfy $3.0 million of such adjustment by tendering all of its limited partnership units in GPMP to GPM.

4. Acquisitions

Quarles Acquisition

On July 22, 2022, the Company consummated its acquisition from Quarles Petroleum, Incorporated ("Quarles") of certain assets (the "Quarles Acquisition"), including 121 proprietary Quarles-branded cardlock sites and 63 third-party cardlock sites for fleet fueling operations, and 46 independent dealer locations, including certain lessee-dealer sites.

The total consideration for the Quarles Acquisition as set forth in the purchase agreement was approximately $170 million plus the value of inventory on the closing date, subject to customary closing adjustments. The Company financed $40 million of the purchase price with the Capital One Line of Credit (as defined in Note 12 below), and Oak Street Real Estate Capital Net Lease Property Fund, LP ("Oak Street"), under the Company's standby real estate purchase, designation and lease program agreement with Oak Street, dated as of May 3, 2021 (as amended, the "Program Agreement"), paid approximately $129.3 million of the consideration in exchange for fee simple ownership in 39 sites. At the closing, pursuant to the Program Agreement, the Company amended one of its master leases with Oak Street to add the sites Oak Street acquired in the transaction under customary lease terms. For accounting purposes, the transaction with Oak Street was treated as a sale-leaseback. Because the sale-leaseback was off-market, a financial liability of $20.2 million was recorded, resulting in interest expense recognized over the lease term. Additionally, right-of-use assets and operating lease liabilities of approximately $61.6 million were recorded in connection with the operating lease, after reducing for accounting purposes from the contractual lease payments the amount attributable to the repayment of the additional financing.

The details of the Quarles Acquisition were as follows:

		Amount
		(in thousands)
Fair value of consideration transferred:		
Cash	$	14,847
GPMP Capital One Line of Credit		40,000
Liability resulting from contingent consideration		826
Consideration provided by Oak Street		129,316
Total consideration	$	184,989
Assets acquired and liabilities:		
Inventory	$	12,300
Other assets		1,181
Property and equipment, net		146,055
Right-of-use assets under operating leases		32,916
Intangible assets		30,010
Environmental receivables		8
Total assets		222,470
Other liabilities		(1,168)
Environmental liabilities		(316)
Asset retirement obligations		(5,195)
Operating leases		(30,802)
Total liabilities		(37,481)
Total identifiable net assets		184,989
Goodwill	$	-
Consideration paid in cash	$	54,847
Consideration provided by Oak Street		129,316
Net cash outflow	$	184,163

The initial accounting treatment of the Quarles Acquisition reflected in these consolidated financial statements is provisional as the Company has not yet finalized the initial accounting treatment of the business combination, and in this regard, has not finalized the valuation of some of the assets acquired and the goodwill resulting from the Quarles Acquisition, mainly due to the limited period of time between the Quarles Acquisition closing date and the date of these consolidated financial statements. Therefore, some of the financial information presented with respect to the Quarles Acquisition in these consolidated financial statements remains subject to change.

The Company included identifiable tangible assets and identifiable liabilities at their respective fair values based on the information available to the Company's management on the Quarles Acquisition closing date, including, among other things, a preliminary valuation performed by external consultants for this purpose. The useful life of the wholesale fuel supply contracts was 4.3 years, the useful life of the contracts related to the third-party cardlock sites was two years, and the useful life of the customer relationships related to the proprietary cardlock sites and the proprietary fuel cards that give customers access to a nationwide network of fueling sites was 20 years.

The Company's preliminary accounting treatment of the Quarles Acquisition resulted in no goodwill being recorded.

Acquisition-related costs amounting to approximately $2.3 million and $0.6 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses, net in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. No acquisition-related costs were recognized for the year ended December 31, 2020.

Results of operations for the Quarles Acquisition for the period subsequent to the acquisition closing date were reflected in the consolidated statement of operations for the year ended December 31, 2022. For the period from the Quarles Acquisition closing date through December 31, 2022, the Company recognized $317.2 million in revenues and $13.7 million in net income related to the Quarles Acquisition.

Pride Convenience Holdings, LLC Acquisition

On December 6, 2022, the Company acquired all of the issued and outstanding membership interests in Pride Convenience Holdings, LLC ("Pride"), which operates 31 convenience stores and gas stations in Connecticut and Massachusetts (the "Pride Acquisition"), pursuant to its purchase agreement with Pride Parent, LLC.

The total purchase price for the Pride Acquisition was approximately $230.0 million plus the value of inventory at the closing, subject to certain closing adjustments. The Company financed approximately $30.0 million of the cash consideration including the value of inventory and other closing adjustments with the Capital One Line of Credit and cash on hand. Oak Street, under the Program Agreement, paid the remaining consideration to acquire the entity holding certain real estate assets of Pride immediately prior to the closing of the Pride Acquisition. At the closing, pursuant to the Program Agreement, the Company entered into a master lease with Oak Street for the sites Oak Street acquired in the transaction under customary lease terms. Although Oak Street acquired the entity holding certain real estate assets immediately prior to the Company consummating the Pride Acquisition, for accounting purposes, the transaction with Oak Street was treated as a sale-leaseback. Because the sale-leaseback was off-market, a financial liability of $34.8 million was recorded, resulting in interest expense recognized over the lease term. Additionally, right-of-use assets and operating lease liabilities of approximately $105.5 million were recorded in connection with the operating lease, after reducing for accounting purposes from the contractual lease payments the amount attributable to the repayment of the additional financing.

The details of the Pride Acquisition were as follows:

	Amount (in thousands)
Fair value of consideration transferred:	
Cash	$ 10,669
GPMP Capital One Line of Credit	20,000
Payable to Pride Parent, LLC	3,055
Consideration provided by Oak Street	201,654
Total consideration	$ 235,378
Assets acquired and liabilities:	
Cash and cash equivalents	$ 3,591
Trade receivables	6,228
Inventory	5,126
Other assets	951
Property and equipment	204,581
Right-of-use assets under operating leases	2,245
Intangible assets	1,824
Environmental receivables	42
Deferred tax asset	6,527
Total assets	231,115
Accounts payable	(11,073)
Other liabilities	(1,259)
Environmental liabilities	(70)
Asset retirement obligations	(675)
Operating leases	(2,245)
Total liabilities	(15,322)
Total identifiable net assets	215,793
Goodwill	$ 19,585
Consideration paid in cash by the Company	$ 30,669
Consideration provided by Oak Street	201,654
Less: cash and cash equivalent balances acquired	(3,591)
Net cash outflow	$ 228,732

The initial accounting treatment of the Pride Acquisition reflected in these consolidated financial statements is provisional as the Company has not yet finalized the initial accounting treatment of the business combination, and in this regard, has not finalized the valuation of some of the assets and liabilities acquired and the goodwill resulting from the Pride Acquisition, mainly due to the limited period of time between the Pride Acquisition closing date and the date of these consolidated financial statements. Therefore, some of the financial information presented with respect to the Pride Acquisition in these consolidated financial statements remains subject to change.

The Company included identifiable tangible assets and identifiable liabilities at their respective fair values based on the information available to the Company's management on the Pride Acquisition closing date, including, among other things, a preliminary valuation performed by external consultants for this purpose. The useful life of the trade name was five years. The liquor licenses have indefinite useful lives.

As a result of the preliminary accounting treatment of the Pride Acquisition, the Company recorded goodwill of approximately $19.6 million, all of which was allocated to the GPMP segment and attributable to the opportunities to expand into new geographic locations and add significant volume to the GPMP segment. None of the goodwill recognized is tax deductible for U.S. income tax purposes.

Acquisition-related costs amounting to approximately $2.2 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses, net in the consolidated statements of operations for the year ended December 31, 2022. No acquisition-related costs were recognized for the years ended December 31, 2021 and 2020.

Results of operations for the Pride Acquisition for the period subsequent to the acquisition closing date were reflected in the consolidated statement of operations for the year ended December 31, 2022. For the period from the Pride Acquisition closing date through December 31, 2022, the Company recognized $25.7 million in revenues and $1.1 million in net income related to the Pride Acquisition.

ExpressStop Acquisition

On May 18, 2021, the Company acquired, in conjunction with two U.S. real estate funds that are unrelated third parties (each a "Real Estate Fund," collectively the "Real Estate Funds"), 60 self-operated convenience stores and gas stations located in the Midwestern U.S. for consideration of approximately $87 million plus the value of inventory and cash in stores on the closing date (the "ExpressStop Acquisition"). The Company financed its share of the consideration from its own sources and the Real Estate Funds paid the purchase price for the seller's real estate they acquired as described below.

At the closing of the transaction, (i) the Company purchased and assumed, among other things, certain vendor agreements, fee simple ownership in 10 sites, equipment in the sites, inventory and goodwill with regard to the acquired activity; and (ii) in accordance with agreements between the Company and each of the Real Estate Funds, in consideration of approximately $78 million, the Real Estate Funds purchased the fee simple ownership in 44 of the sites, which are leased to the Company under customary lease terms. One of the Real Estate Funds granted the Company an option to purchase the fee simple ownership in 24 of the sites following an initial four-year period for a purchase price agreed upon between the parties. For accounting purposes, the transaction with this Real Estate Fund was treated as a failed sale-leaseback and resulted in recording a financial liability of approximately $44.2 million, which included an additional site added to the agreement with the Real Estate Fund in October 2021. For accounting purposes, the transaction with the other Real Estate Fund, which purchased 20 of the sites, was treated as a sale-leaseback and the Company recorded right-of-use assets and operating lease liabilities of approximately $30.0 million in connection therewith. The Company's total net cash outlay was approximately $15.9 million.

The details of the business combination were as follows:

	Amount (in thousands)
Fair value of consideration transferred:	
Cash	$ 16,191
Consideration provided by the Real Estate Funds	78,496
Total consideration	$ 94,687
Assets acquired and liabilities:	
Cash and cash equivalents	$ 258
Inventory	7,507
Other assets	326
Property and equipment	76,550
Intangible assets	2,740
Environmental receivables	46
Deferred tax asset	2,435
Total assets	89,862
Other liabilities	(213)
Environmental liabilities	(70)
Asset retirement obligations	(2,448)
Total liabilities	(2,731)
Total identifiable net assets	87,131
Goodwill	$ 7,556
Consideration paid in cash by the Company	$ 16,191
Consideration provided by the Real Estate Funds	78,496
Less: cash and cash equivalent balances acquired	(258)
Net cash outflow	$ 94,429

The Company included identifiable tangible and intangible assets and identifiable liabilities at their respective fair values based on the information available to the Company's management on the acquisition closing date, including, among other things, a valuation performed by external consultants for this purpose. The useful life of the trade name on the date of acquisition was five years. The liquor licenses have indefinite useful lives.

As a result of the ExpressStop Acquisition, the Company recorded goodwill of approximately $7.6 million, all of which was allocated to the GPMP segment and attributable to the opportunity to add significant volume to the GPMP segment. None of the goodwill recognized is tax deductible for U.S. income tax purposes.

Acquisition-related costs amounting to approximately $2.5 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses, net in the consolidated statement of operations for the year ended December 31, 2021. No acquisition-related costs for the ExpressStop Acquisition were recognized for the years ended December 31, 2022 and 2020.

Results of operations for the ExpressStop Acquisition for the period subsequent to the acquisition closing date were reflected in the consolidated statement of operations for the year ended December 31, 2021. For the period from the ExpressStop Acquisition closing date through December 31, 2021, the Company recognized $130.0 million in revenues and $2.0 million in net income related to the ExpressStop Acquisition.

Handy Mart Acquisition

On November 9, 2021, the Company acquired the operations and leasehold interest of 36 Company-operated convenience stores and gas stations and one development parcel, located in North Carolina (the "Handy Mart Acquisition" and together with the ExpressStop Acquisition, the "2021 Acquisitions"). The total consideration for the transaction, including the purchase of real estate by Oak Street pursuant to the Program Agreement, was approximately $112 million plus the value of inventory and cash in the stores on the closing date. The Company financed the consideration for the acquired operations from its own sources, and Oak Street agreed to pay the remaining consideration for certain of the seller's sites it has agreed to acquire as described below.

At the closing of the transaction, the Company purchased and assumed, among other things, certain vendor agreements, equipment, inventory and goodwill with regard to the acquired assets and paid approximately $12 million plus the value of inventory and cash in the stores on the closing date. In the fourth quarter of 2021, Oak Street purchased the fee simple ownership in 28 of the sites for approximately $93.2 million and in the first quarter of 2022, Oak Street purchased the fee simple ownership in the remaining leased site from the seller for approximately $6.7 million. Additionally, at the closing, pursuant to the Program Agreement, the Company entered into a master lease with Oak Street under customary lease terms for the sites Oak Street acquired in the Handy Mart Acquisition. As of the closing of the transaction, the Company leases one site, the development parcel and a maintenance facility from the seller and the remaining six sites from other third parties.

The details of the business combination were as follows:

	Amount (in thousands)
Fair value of consideration transferred:	
Cash	$ 17,626
Consideration provided by Oak Street	93,202
Total consideration	$ 110,828
Assets acquired and liabilities:	
Cash and cash equivalents	$ 50
Inventory	4,754
Other assets	671
Property and equipment	105,824
Right-of-use assets under operating leases	12,047
Intangible assets	1,290
Total assets	124,636
Other liabilities	(437)
Environmental liabilities	(40)
Asset retirement obligations	(1,348)
Operating leases	(12,047)
Total liabilities	(13,872)
Total identifiable net assets	110,764
Goodwill	$ 64
Consideration paid in cash by the Company	$ 17,626
Consideration provided by Oak Street	93,202
Less: cash and cash equivalent balances acquired	(50)
Net cash outflow	$ 110,778

The Company included identifiable tangible and intangible assets and identifiable liabilities at their respective fair values based on the information available to the Company's management on the acquisition closing date, including, among other things, a valuation performed by external consultants for this purpose. The useful life of the trade name on the date of acquisition was five years.

As a result of the Handy Mart Acquisition, the Company recorded goodwill of approximately $0.06 million, all of which was allocated to the GPMP segment and attributable to the opportunity to add volume to the GPMP segment. None of the goodwill recognized is tax deductible for U.S. income tax purposes.

Acquisition-related costs amounting to approximately $0.6 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses, net in the consolidated statement of operations for the year ended December 31, 2021. No acquisition-related costs were recognized for the years ended December 31, 2022 and 2020.

Results of operations for the Handy Mart Acquisition for the period subsequent to the acquisition closing date were reflected in the consolidated statement of operations for the year ended December 31, 2021. For the period from the Handy Mart Acquisition closing date through December 31, 2021, the Company recognized $32.7 million in revenues and $0.9 million in net income related to the Handy Mart Acquisition.

Empire Acquisition

Following a purchase agreement entered into on December 17, 2019 (the "Purchase Agreement") with unrelated third-parties (the "Empire Sellers"), on October 6, 2020, the acquisition closed for the purchase of (i) the Empire Sellers' wholesale business of supplying fuel which included 1,453 gas stations independently-operated by others and (ii) 84 Company-operated convenience stores and gas stations (the "Empire Acquisition").

As part of the Empire Acquisition, on the closing date, the Empire Sellers: (i) sold to GPMP the rights according to agreements with fuel suppliers and all of the rights to supply fuel to 1,537 sites; (ii) sold to a subsidiary of GPM the fee simple ownership rights in 64 sites; (iii) assigned to various of GPM's subsidiaries leases of 132 sites (including two vacant parcels and one non-operating site) (the "third party leases"); (iv) leased to certain of GPM's subsidiaries 34 sites (including one vacant parcel) that were valued at approximately $60 million that were owned by the Empire Sellers, at terms as specified below (collectively the "Sellers' Leases"); and (v) sold and assigned to various of GPM's subsidiaries and GPMP the equipment, inventory, agreements, intangible assets and other rights with regard to the wholesale and retail businesses acquired (collectively, the "Acquired Operations").

The consideration to the Empire Sellers for the Acquired Operations, based on the Purchase Agreement, as amended, was as follows:

- The net consideration paid to the Empire Sellers totaled approximately $351 million (the "Base Consideration"), including post-closing adjustments, and in addition, approximately $10.6 million was paid for the cash and inventory in the stores, net of deposit amounts and other collateral provided by the independent dealers, as of the closing date (collectively, the "Closing Consideration") including post-closing adjustments.

- On each of the first five anniversaries of the closing date, the Empire Sellers will be paid an amount of $4.0 million (total of $20.0 million) (the "Additional Consideration"). If the Empire Sellers are entitled to amounts on account of the Contingent Consideration (as defined below), these amounts will initially be applied to accelerate payments on account of the Additional Consideration. For the years ended December 31, 2022 and 2021, the Company paid the Empire Sellers $6.1 million and $4.0 million of Additional Consideration, respectively.

- An amount of up to $45.0 million (the "Contingent Consideration") will be paid to the Empire Sellers according to mechanisms set forth in the Purchase Agreement, with regard to the occurrence of the following events during the five years following the closing date (the "Earnout Period"): (i) sale and lease to third parties or transfer to Company-operation by GPM of sites with leases to third parties that expired or are scheduled to expire during the Earnout Period, (ii) renewal of agreements with independent dealers at sites not leased or owned by GPM which agreements expired or are scheduled to expire during the Earnout Period, (iii) improvement in the terms of the agreements with fuel suppliers (with regard to the Acquired Operations and/or GPM's sites as of the closing date), (iv) improvement in the terms of the agreements with transportation companies (with regard to the Acquired Operations and/or GPM's sites as of the closing date), and (v) the closing of additional wholesale transactions that the Empire Sellers had engaged in prior to the closing date. The measurement and payment of the Contingent Consideration will be made once a year.

GPM was granted options to purchase each of the sites during and at the end of the initial five year term and has a right of first refusal to purchase the assets in the event of sale of the assets to third parties during such term, all as determined in the lease agreements. Refer to Note 8 for detail on the exercise of these purchase options.

The Company paid the Closing Consideration using $350 million of proceeds from the Capital One Line of Credit and $63 million of proceeds from a term loan under the Ares Credit Agreement, as described in Note 12 below.

The details of the business combination were as follows:

	Amount (in thousands)
Fair value of consideration transferred:	
Cash	$ 11,790
GPMP Capital One Line of Credit	350,000
Liability resulting from Additional Consideration	17,560
Liability resulting from Contingent Consideration	7,205
Total consideration	$ 386,555
Assets acquired and liabilities:	
Cash and cash equivalents	$ 174
Inventory	12,464
Other assets	4,898
Property and equipment	109,317
Right-of-use assets under operating leases	210,352
Right-of-use assets under financing leases	15,120
Wholesale fuel supply contracts	194,000
Option to acquire ownership rights	8,446
Other intangible assets	750
Environmental receivables	491
Deferred tax asset	11,459
Total assets	567,471
Other liabilities	(4,753)
Environmental liabilities	(1,278)
Asset retirement obligations	(15,168)
Operating leases	(202,500)
Financing leases	(13,357)
Total liabilities	(237,056)
Total identifiable net assets	330,415
Goodwill	$ 56,140
Consideration paid in cash	$ 361,790
Less: cash and cash equivalent balances acquired	(174)
Net cash outflow	$ 361,616

The Company included identifiable tangible and intangible assets and identifiable liabilities at their respective fair values based on the information available to the Company's management on the closing date, including, among other things, a valuation performed by external consultants for this purpose. Specifically, the valuation of the wholesale fuel supply contracts was performed by an external consultant using a combination of the income approach with a weighted average discount rate of 13% and the market approach with a multiple of 4.0x EBITDA. The weighted average useful life of the wholesale fuel supply contracts on the date of acquisition was 12 years. The option to acquire ownership rights was valued using a Black-Scholes model.

In 2021, the Company finalized the accounting treatment of the Empire Acquisition, including the valuation of some of the assets acquired and the goodwill resulting from the acquisition. As a result, the Company primarily reduced property and equipment by approximately $16.3 million, reduced the option to acquire ownership rights by $2.8 million, increased the deferred tax asset by approximately $3.1 million and reduced consideration by $2.1 million. The adjustments to the assets acquired resulted in an increase in goodwill of approximately $16.2 million. These adjustments resulted in a reduction in depreciation and amortization expenses recorded by approximately $2.3 million, of which approximately $0.8 million related to amounts recorded for the year ended December 31, 2020.

As a result of the Empire Acquisition, the Company recorded goodwill of approximately $56.1 million, all of which was allocated to the GPMP segment and attributable to the opportunities to expand into new geographic locations and add a significant amount of volume to the GPMP segment. None of the goodwill recognized is tax deductible for U.S. income tax purposes.

Acquisition-related costs amounting to approximately $0.3 million and $4.2 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses, net in the consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively. No acquisition-related costs were recognized for the year ended December 31, 2022.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2020 for the period subsequent to the closing date. For the period from the closing date through December 31, 2020, the Company recognized $477.3 million in revenues and $7.7 million in net loss related to the Empire Acquisition.

Impact of Acquisitions (unaudited)

The unaudited supplemental pro forma financial information was prepared based on the historical information of the Company and the acquired operations and gives pro forma effect to the acquisitions using the assumption that the Pride Acquisition, the Quarles Acquisition, 2021 Acquisitions and the Empire Acquisition had occurred on January 1, 2020. The unaudited supplemental pro forma financial information does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the acquisitions or any integration costs. The unaudited pro forma financial information is not necessarily indicative of what the actual results of operations would have been had the acquisitions occurred on January 1, 2020 nor is it indicative of future results.

	For the Year Ended December 31,		
	2022	2021	2020
		(unaudited) (in thousands)	
Total revenue	$ 9,907,002	$ 8,451,919	$ 6,502,948
Net income	80,260	61,872	55,020

Pending Acquisition – Transit Energy Group, LLC

On September 9, 2022, the Company entered into a purchase agreement to acquire from Transit Energy Group, LLC ("TEG") (i) company-operated convenience stores and gas stations (of which there are anticipated to be approximately 135 at closing), (ii) fuel supply rights to independent dealer locations (of which there are anticipated to be approximately 190 at closing), (iii) a commercial, government, and industrial business, including certain bulk plants, and (iv) certain distribution and transportation assets, all in the Southeastern United States (the "TEG Acquisition").

The purchase price for the TEG Acquisition is approximately $370 million plus the value of inventory at the closing, of which $50 million will be deferred and payable in two annual payments of $25 million, which the Company may elect to pay in either cash or, subject to the satisfaction of certain conditions, shares of common stock (the "Installment Shares"), on the first and second anniversaries of the closing. Pursuant to the purchase agreement, at closing, the parties have agreed to enter into a registration rights agreement, pursuant to which the Company will agree to prepare and file a registration statement with the SEC, registering the Installment Shares, if any, for resale by TEG.

The Company intends to finance from its own sources approximately $60.0 million of the cash consideration payable at closing of the TEG Acquisition plus the value of inventory and other closing adjustments. Oak Street, under the Program Agreement, has agreed to pay the remaining consideration for the fee simple ownership in 104 sites, which the Company will lease from Oak Street.

The closing of the TEG Acquisition is subject to fulfillment of conditions precedent. The Company currently anticipates the closing to occur by the end of the first quarter of 2023. There can be no assurances that the TEG Acquisition will be consummated on the foregoing terms, if at all.

Pending Acquisition – WTG Fuels, LLC

On December 6, 2022, the Company entered into an asset purchase agreement with WTG Fuels Holdings, LLC and certain other sellers party thereto, pursuant to which the sellers have agreed to sell to the Company certain assets (the "WTG Acquisition"), including:

- 24 Uncle's company-operated convenience stores located across western Texas; and

- 57 proprietary GASCARD-branded fleet fueling cardlock sites and 52 private cardlock sites located in western Texas and southeastern New Mexico.

The purchase price for the WTG Acquisition is approximately $140.4 million plus the value of inventory on the closing date, subject to certain other closing adjustments. The Company intends to finance from its own sources approximately $25.4 million plus the value of inventory and other closing adjustments. Oak Street, under the Program Agreement, has agreed to pay the remaining consideration to acquire certain of the real properties from the sellers, which the Company will lease from Oak Street.

The closing of the WTG Acquisition is subject to fulfillment of customary conditions precedent and the completion of various transition planning matters. The Company currently anticipates the closing to occur by the end of the second quarter of 2023. There can be no assurances that the WTG Acquisition will be consummated on the foregoing terms, if at all.

5. Trade Receivables, Net

Trade receivables consisted of the following:

| | As of December 31, | | |
| | 2022 | | 2021 |
	(in thousands)		
Credit card receivables	$	42,806 $	30,113
Fleet fueling customer credit accounts receivables, net		33,082	—
Independent dealers and customer credit accounts receivables, net		42,252	32,229
Total trade receivables, net	$	118,140 $	62,342

An allowance for credit losses is provided based on management's evaluation of outstanding accounts receivable. The Company had reserved $1.8 million and $1.1 million for uncollectible fleet fueling customers, independent dealers and customer credit accounts receivables as of December 31, 2022 and 2021, respectively.

6. Inventory

Inventory consisted of the following:

| | As of December 31, | | |
| | 2022 | | 2021 |
	(in thousands)		
Fuel inventory	$	80,004 $	63,102
Merchandise inventory		132,080	126,147
Lottery inventory		9,867	8,587
Total inventory	$	221,951 $	197,836

Merchandise inventory consisted primarily of cigarettes, other tobacco products, beer, wine, non-alcoholic drinks, candy, snacks, dairy products, prepackaged food and other grocery items.

7. Other Current Assets

Other current assets consisted of the following:

| | As of December 31, | | |
| | 2022 | | 2021 |
	(in thousands)		
Vendor receivables	$	42,711 $	48,833
Asset resulting from contingent consideration		4,533	3,375
Prepaid expenses		15,543	13,116
Environmental receivables		1,083	1,119
Income tax receivable		800	3,340
Due from related parties		1,151	2,669
Other current assets		22,052	19,643
Total other current assets	$	87,873 $	92,095

8. Property and Equipment, Net

Property and equipment consisted of the following:

	As of December 31,	
	2022	2021
	(in thousands)	
Land	$ 115,276	$ 104,492
Buildings and leasehold improvements	242,265	219,052
Equipment	633,511	508,000
Accumulated depreciation	(345,243)	(282,575)
Total property and equipment, net	$ 645,809	$ 548,969

Depreciation expense was $68.8 million, $60.2 million and $49.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Standby Real Estate Program

On May 3, 2021, GPM entered into the Program Agreement with Oak Street. Pursuant to the Program Agreement, Oak Street has agreed to purchase, subject to the conditions contained in the Program Agreement, up to $1.15 billion of convenience store and gas station real property, subject to the conditions contained in the Program Agreement, during the second year of the Program Agreement's term, which is inclusive of purchase agreements that GPM or an affiliate thereof, may from time to time enter into to acquire convenience stores and gas stations real property from third parties (each, a "Property"). The foregoing $1.15 billion limit is in addition to the approximately $130 million of funding utilized in July 2022 related to the Quarles Acquisition as described in Note 4.

Pursuant to the Program Agreement, upon any acquisition of a Property by Oak Street, or an affiliate thereof, GPM, or an affiliate thereof, would enter into a triple-net lease agreement with Oak Street or such affiliate pursuant to which GPM or such affiliate would lease such Property from Oak Street or such affiliate based upon commercial terms contained in the Program Agreement. The purchase price for any Property would similarly be subject to commercial terms agreed upon by GPM and Oak Street in the Program Agreement and if in connection with the acquisition of convenience stores and gas stations from third parties, consistent with the agreed upon purchase price or designation rights with the seller of the real estate. The Program Agreement has a two-year term expiring May 2, 2023, during which GPM may not sell or designate any Property pursuant to a sale-leaseback or similar transaction without first offering such Property to Oak Street in accordance with the terms and conditions of the Program Agreement. Certain Properties specified by GPM are not subject to the foregoing right of first offer, and the Program Agreement does not obligate GPM to sell any Property, or acquire any property from a third party for purposes of its sale, to Oak Street or assign the right to acquire the third party's real estate to Oak Street, unless GPM elects, in its sole discretion, to enter into a sale-leaseback, designation or similar transaction governed by the Program Agreement.

In the fourth quarter of 2021, Oak Street purchased from third parties approximately $150 million of convenience store and gas station real property related to sites GPM leased as part of the Empire Acquisition in 2020 and the E-Z Mart acquisition in 2018. The Company had options to acquire ownership rights in these sites. Simultaneously, GPM entered into three triple-net lease agreements with Oak Street to lease the properties for a term of 20 years, with six five-year renewal options, which were classified as operating leases in the consolidated financial statements. As a result of accounting for these transactions as sale-leasebacks, the Company recorded a $11.1 million loss on the Empire Acquisition sites and a $11.0 million gain on the E-Z Mart acquisition sites included in other expenses, net in the consolidated statement of operations for the year ended December 31, 2021, including the write-off of the remaining value of the unexercised options to acquire ownership rights which expired. In addition, as part of these transactions, the Company purchased convenience store and gas station real property for total consideration of approximately $9.0 million in 2021.

9. Goodwill and Intangible Assets

Goodwill

The Company reports revenue and operating results for its operating segments: retail, wholesale, fleet fueling and GPMP (see Note 23 for a description of these operating segments). The following summarizes the activity in goodwill, by segment:

	Retail	GPMP	Total
		(in thousands)	
Beginning balance, January 1, 2021	$ 14,861	$ 159,076	$ 173,937
Goodwill attributable to acquisitions during the year	—	7,556	7,556
Goodwill adjustment – Empire Acquisition	—	16,155	16,155
Ending balance, December 31, 2021	$ 14,861	$ 182,787	$ 197,648
Goodwill attributable to acquisitions during the year	—	19,585	19,585
Goodwill adjustment – Handy Mart Acquisition	—	64	64
Ending balance, December 31, 2022	$ 14,861	$ 202,436	$ 217,297

Intangible Assets, Net

Intangible assets consisted of the following:

	As of December 31,	
	2022	2021
	(in thousands)	
Wholesale fuel supply agreements	$ 202,512	$ 198,232
Trade names	37,084	35,760
Options to acquire ownership rights and develop stores	6,372	6,372
Non-contractual customer relationships	25,220	—
Other intangibles	21,690	20,473
Accumulated amortization – Wholesale fuel supply agreements	(40,645)	(23,932)
Accumulated amortization – Trade names	(33,060)	(30,341)
Accumulated amortization – Options to acquire ownership rights and develop stores	(3,939)	(3,140)
Accumulated amortization – Non-contractual customer relationships	(525)	—
Accumulated amortization – Other intangibles	(17,586)	(17,431)
	$ 197,123	$ 185,993

Franchise rights and liquor licenses of $3.1 million and $2.5 million as of December 31, 2022 and 2021, respectively, were not being amortized.

Amortization expense related to definite lived intangible assets was $20.9 million, $23.6 million and $12.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

Future Amortization Expense	Amount
	(in thousands)
2023	$ 20,924
2024	19,954
2025	19,543
2026	19,250
2027	18,009
Thereafter	96,297
	$ 193,977

10. Other Current Liabilities

The components of other current liabilities were as follows:

	As of December 31,		
	2022		**2021**
	(in thousands)		
Accrued employee costs	$ 28,298	$	30,935
Fuel and other taxes	30,491		31,381
Accrued insurance liabilities	9,881		10,986
Accrued expenses	42,955		35,672
Environmental liabilities	3,425		3,459
Deferred vendor income	12,101		11,654
Accrued income taxes payable	4,056		—
Due to related parties	—		258
Liabilities resulting from Additional and Contingent Consideration	5,674		8,813
Ares Put Option	8,575		—
Other accrued liabilities	8,641		4,330
Total other current liabilities	$ 154,097	$	137,488

Ares Put Option

On the Merger Closing Date, the Company entered into an arrangement that guarantees Ares (as defined in Note 12 below) a value of $27.3 million at the end of February 2023 for the shares of common stock received by Ares pursuant to the GPM Equity Purchase Agreement (as defined in Note 17 below), by way of the Company's purchase of the shares or allotment of additional shares of common stock (the "Ares Put Option"). The embedded derivative recorded for the Ares Put Option has been evaluated under ASC 815, Derivatives and Hedging, and has been determined to not be clearly and closely related to the host instrument. The embedded derivative (a put option) is classified as liability. For further details, see Note 22 below.

11. Other Non-current Liabilities

The components of other non-current liabilities were as follows:

	As of December 31,		
	2022		**2021**
	(in thousands)		
Environmental liabilities	$ 8,639	$	9,394
Deferred vendor income	26,715		23,872
Liabilities resulting from Additional and Contingent Consideration	7,256		11,855
Ares Put Option	—		8,904
Public Warrants	25,894		23,600
Private Warrants	4,515		7,240
Deferred Shares	1,436		1,563
Financial liabilities	96,864		43,647
Other non-current liabilities	7,626		6,778
Total other non-current liabilities	$ 178,945	$	136,853

Public and Private Warrants

As of the Merger Closing Date, there were 17.3 million warrants to purchase Haymaker common stock outstanding for an exercise price of $11.50 per share, consisting of 13.3 million public warrants (the "Public Warrants") and four million private warrants (the "Private Warrants"). Pursuant to the warrant agreement as amended on the Merger Closing Date, each whole warrant to purchase one share of Haymaker common stock became a warrant to purchase one share of the Company's common stock. The warrants will expire five years after the completion of the Merger Transaction, or earlier upon redemption or liquidation.

The Company may redeem not less than all of the outstanding Public Warrants:

- in whole and not in part;

- at a price of $0.01 per warrant;

- upon a minimum of 30 days' prior written notice of redemption (the "30-day redemption period") to each warrant holder; and

- if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganization, recapitalization and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption as described above, the Company's management will have the option to require any holder that wishes to exercise its warrant to do so on a "cashless basis."

The Private Warrants will not be redeemable by the Company so long as they are held by certain of the Haymaker Founders (as defined in Note 17 below) or their permitted transferees. Otherwise, the Private Warrants have terms and provisions that are substantially identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Warrants are held by holders other than certain of the Haymaker Founders or its permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

12. Debt

The components of debt were as follows:

	As of December 31,		
	2022		2021
	(in thousands)		
Senior Notes	$	443,648	$	442,889
PNC term loan		—		32,385
M&T debt		49,023		43,392
Capital One line of credit		256,430		195,232
Insurance premium notes		2,886		3,111
Total debt, net	$	751,987	$	717,009
Less current portion		(11,944)		(40,384)
Total long-term debt, net	$	740,043	$	676,625

Financing Agreements

Type of financing	Amount of financing	Financing payment terms	Interest rate	Interest rate as of December 31, 2022	Amount financed as of December 31, 2022 (in thousands)	Balance as of December 31, 2022 (net of deferred financing costs) (in thousands)
ARKO Corp.						
Senior Notes	$450 million	The full amount of principal is due on maturity date of November 15, 2029.	Fixed rate	5.125%	$ 450,000	$ 443,648
GPM Investments, LLC						
PNC Line of Credit	Up to $140 million	Maturity date of December 22, 2027.	For revolving advances that are Term SOFR Loans: SOFR Adjusted plus Term SOFR (as defined in the agreement) plus 1.25% to 1.75% For revolving advances that are domestic rate loans: Alternate Base Rate (as defined in the agreement) plus 0% to 0.5% Unused fee - 0.375% or 0.25% if usage is 25% or more	5.71%	None $134,058 unused based on borrowing base	None
M&T Term Loan	$35 million	The principal is paid in equal monthly installments of approximately $194 thousand based on a 15-year amortization schedule with the remaining balance of $23.4 million due on the maturity date of June 10, 2026.	LIBOR plus 3.0%	7.31%	$ 31,365	$ 30,860
M&T Equipment Lines of Credit	Up to $20 million	Current balance is being paid in equal monthly installments of approximately $590 thousand (principal and interest) with the balance due on the maturity dates in August and September 2024 and September 2025.	Fixed rate	3.58% to 6.90%	$15,411 $887 unused	$ 15,333
Other M&T Term Loans	$3.5 million	The principal is being paid in equal monthly installments including interest of approximately $36 thousand with the remaining balance due on the maturity dates ranging from December 2023 through August 2031.	Fixed rate	3.91% to 5.26%	$ 2,854	$ 2,830
GPMP						
GPMP Capital One Line of Credit	Up to $500 million	The full amount of the principal is due on the maturity date of July 15, 2024.	For SOFR Loans: Adjusted Term SOFR (as defined in the agreement) plus 2.25% to 3.25% For alternate base rate loans: Alternate Base Rate (as defined in the agreement) plus 1.25% to 2.25% Unused fee ranges from 0.3% to 0.50%	6.58%	$258,300 No borrowings under the Alternate Base rate $241,000 unused	$ 256,430
Total						$ 749,101

Senior Notes

On October 21, 2021, the Company completed a private offering of $450 million aggregate principal amount of 5.125% Senior Notes due 2029 (the "Senior Notes"), pursuant to a note purchase agreement dated October 14, 2021, by and among the Company, certain of the Company's wholly owned domestic subsidiaries (the "Guarantors"), and BofA Securities, Inc., as representative of the several initial purchasers named therein. The Senior Notes are guaranteed, on an unsecured senior basis, by all of the Guarantors.

The Company used a portion of the net proceeds from the issuance and sale of the Senior Notes to repay in full approximately $223 million of outstanding obligations under the Ares Credit Agreement and $200 million of the outstanding obligations under the Capital One Line of Credit. The indenture governing the Senior Notes contains customary restrictive covenants that, among other things, generally limit the ability of the Company and substantially all of its subsidiaries to (i) create liens, (ii) pay dividends, acquire shares of capital stock and make payments on subordinated debt, (iii) place limitations on distributions from certain subsidiaries, (iv) issue or sell the capital stock of certain subsidiaries, (v) sell assets, (vi) enter into transactions with affiliates, (vii) effect mergers and (viii) incur indebtedness.

The Senior Notes and the guarantees rank equally in right of payment with all of the Company's and the Guarantors' respective existing and future senior unsubordinated indebtedness and are effectively subordinated to all of the Company's and the Guarantors' existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and are structurally subordinated to any existing and future obligations of subsidiaries of the Company that are not Guarantors.

Financing Agreements with PNC Bank, National Association ("PNC")

PNC Credit Agreement

GPM and certain subsidiaries have a financing arrangement with PNC (as amended, the "PNC Credit Agreement") that provides a line of credit for purposes of financing working capital (the "PNC Line of Credit"). The calculation of the availability under the PNC Credit Agreement is determined monthly subject to terms and limitations as set forth in the PNC Credit Agreement, taking into account the balances of receivables, inventory and letters of credit, among other things. PNC has a first priority lien on receivables, inventory and rights in bank accounts (other than assets that cannot be pledged due to regulatory or contractual obligations).

On December 20, 2022, GPM entered into an eighth amendment to the PNC Credit Agreement (the "Eighth Amendment") which effected the following primary changes: (1) extended the maturity date by five years to December 22, 2027; (2) replaced LIBOR with SOFR (as defined in the Eighth Amendment) as an interest rate benchmark, including the replacement of LIBOR Rate Loans, with interest periods of one, two and three months, with adjusted Term SOFR Rate Loans (as defined in the Eighth Amendment), with interest periods of one and three months; (3) revised certain negative covenants to provide additional flexibility, including increased fixed dollar baskets and introduction of basket increases based on average undrawn availability; (4) added cardlock receivables as a portion of the borrowing base under certain circumstances; and (5) increased certain thresholds for events of default. The Company did not incur additional debt or receive any proceeds in connection with the Eighth Amendment.

Prior to the Eighth Amendment, the PNC Line of Credit bore interest, as elected by GPM at: (a) LIBOR plus a margin of 1.75% or (b) a rate per annum equal to the alternate base rate plus a margin of 0.5%, which was equal to the greatest of (i) the PNC base rate, (ii) the overnight bank funding rate plus 0.5%, and (iii) LIBOR plus 1.0%, subject to the definitions set in the agreement. Every quarter, the LIBOR margin rate and the alternate base rate margin rate were updated based on the quarterly average undrawn availability of the PNC Line of Credit.

The PNC Line of Credit contains customary restrictive covenants and events of default.

GPMP PNC Term Loan

On August 15, 2022, GPMP repaid in its entirety and voluntarily terminated its term loan and security agreement, dated January 12, 2016 (as amended, the "GPMP PNC Term Loan Agreement"), by and among GPMP, as borrower, certain of the Company's subsidiaries as guarantors, the lenders party thereto, and PNC, as agent, which had provided for a secured term loan in the aggregate principal amount of $32.4 million (the "GPMP PNC Term Loan"). The GPMP PNC Term Loan was scheduled to mature on December 22, 2022; however, the Company elected to prepay all amounts outstanding under the GPMP PNC Term Loan Agreement, upon which prepayment all related security interests were terminated and released. The Company did not incur any early termination penalties in connection with the termination of the GPMP PNC Term Loan Agreement.

M&T Bank Credit Agreement

On June 24, 2021, GPM amended and restated its credit agreement with M&T Bank (the "M&T Credit Agreement") and related master covenant agreement. The M&T Credit Agreement includes a three-year $20.0 million line of credit for purchases of equipment, which line may be borrowed in tranches, as described below, and $35.0 million of real estate loans (the "M&T Term Loan").

The Company has pledged the property of 40 sites and certain equipment as collateral to support the M&T Term Loan. The M&T Credit Agreement provides that each additional equipment loan tranche will have a three-year term, payable in level monthly payments of principal plus interest, and will accrue a fixed rate of interest equal to M&T Bank's three-year cost of funds as of the applicable date of such tranche, plus 3.00%. The real estate loans and equipment loans are both secured by the real property and equipment acquired with the proceeds of such loans.

Financing agreement with a syndicate of banks led by Capital One, National Association

In July 2019, GPMP entered into a credit agreement with a syndicate of banks led by Capital One, National Association (as amended, the "Capital One Credit Facility"), which currently provides for a revolving credit facility in an aggregate principal amount of up to $500 million (as amended, the "Capital One Line of Credit"). At GPMP's request, the Capital One Line of Credit can be increased up to $700 million, subject to obtaining additional financing commitments from current lenders or from other banks, and subject to certain terms as detailed in the Capital One Line of Credit.

The Capital One Credit Facility is available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions. All borrowings and letters of credit under the Capital One Credit Facility are subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties. The Capital One Credit Facility is secured by substantially all of GPMP and its subsidiaries' properties and assets, and pledges of the equity interests in all present and future subsidiaries (subject to certain exceptions as permitted under the Capital One Credit Facility).

On December 9, 2022, GPMP entered into an amendment to the Capital One Line of Credit to replace LIBOR with SOFR as an interest rate benchmark. Prior to the amendment, the Capital One Line of Credit bore interest, as elected by GPMP at: (a) LIBOR plus a margin of 2.25% to 3.25% or (b) a rate per annum equal to base rate plus a margin of 1.25% to 2.25%, which was equal to the greatest of (i) Capital One's prime rate, (ii) the one-month LIBOR plus 1.0%, and (iii) the federal funds rate plus 0.5%, subject to the definitions set in the agreement. The margin was determined according to a formula in the Capital One Line of Credit that depends on GPMP's leverage.

Ares Credit Agreement

In February 2020, GPM entered into an agreement with Ares Capital Corporation and certain funds managed or controlled by Ares Capital Management (collectively, "Ares") to provide financing (as amended, the "Ares Credit Agreement"), in an aggregate principal amount of $225 million, which was secured by a pledge on substantially all of the assets of GPM and certain of its wholly owned subsidiaries (the "Ares Term Loan"). The principal of the Ares Term Loan was payable in four equal quarterly installments in a total amount of 1% per annum with the remaining balance due on the maturity date of February 28, 2027. The Ares Term Loan bore interest at ABR plus 3.75% (which was reduced to 3.50% in March 2021) or LIBOR (not less than 1.5% and not less than 1.0% as amended in March 2021) plus 4.75% (which was reduced to 4.50% in March 2021). On October 21, 2021, the Company used a portion of the proceeds from the issuance of the Senior Notes to repay in full all of its obligations to Ares and terminate the Ares Credit Agreement.

Letters of Credit

Financing Facility	Annual Cost as of December 31, 2022	Amount available for letters of credit	Letters of credit issued as of December 31, 2022
PNC Line of Credit	1.5%	$40.0 million	$5.8 million
Capital One Credit Facility	1.5%	$40.0 million	$0.7 million

The letters of credit were issued in connection with certain workers' compensation and general insurance liabilities and fuel purchases from one supplier. The letters of credit will be drawn upon only if GPM does not comply with the time schedules for the payment of associated liabilities.

Bonds (Series C)

In 2016 through 2018, Arko Holdings issued bonds (Series C), bearing a fixed annual interest rate of 4.85% (the "Bonds (Series C)"). The gross proceeds amounted to a total of approximately $105 million. The principal of the Bonds (Series C) was payable in annual installments through 2024 and the interest on the Bonds (Series C) was payable in semi-annual installments.

On March 30, 2021, Arko Holdings exercised its right to fully redeem the Bonds (Series C). The total amount paid to holders of the Bonds (Series C) in connection with the redemption (including additional interest for the early redemption and accrued and unpaid interest thereon to the redemption date) was approximately NIS 264 million (approximately $79 million).

Insurance Premium Notes

During the ordinary course of business, the Company finances insurance premiums with notes payable. These notes are generally entered into for a term of 18 months or less.

Total scheduled future principal payments required and amortization of deferred financing costs under all of the foregoing debt agreements were as follows as of December 31, 2022:

| | Amount |
	(in thousands)
2023	$ 12,165
2024	267,224
2025	5,720
2026	25,128
2027	115
Thereafter	450,464
	760,816
Deferred financing costs	(8,829)
Total debt	$ 751,987

Deferred Financing Costs

Deferred financing costs of $0.6 million and $8.3 million were incurred in the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the gross value of deferred financing costs of $14.1 million and $14.6 million, respectively, and accumulated amortization of $4.8 million and $3.3 million, respectively, were recorded as a direct reduction from the carrying amount of the associated debt liabilities, with the exception of $0.5 million and $0.2 million which were recorded as a prepaid asset related to the unused PNC Line of Credit, respectively. Amortization of deferred financing costs, debt discount and premium, including the write-off of deferred financing costs due to the early repayment of debt, was $2.5 million, $9.3 million and $2.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Such amounts were classified as a component of interest and other financial expenses in the consolidated statements of operations.

Financial Covenants

As part of the PNC Credit Agreement, increased reporting requirements were set in cases where the usage of the PNC Line of Credit exceeds certain thresholds, and also it is required that the undrawn availability of the PNC Line of Credit will equal to or be greater than 10%, subject to exceptions included in the PNC Credit Agreement.

The M&T Credit Agreement requires GPM to maintain a leverage ratio and a debt service coverage ratio.

The Capital One Credit Facility requires GPMP to maintain certain financial covenants, including a leverage ratio and an interest coverage expense ratio.

As of December 31, 2022, the Company was in compliance with all of the obligations and financial covenants under the terms and provisions of its loans with financial institutions.

13. Commitments and Contingencies

Environmental Liabilities and Contingencies

The Company is responsible for certain environmental costs and legal expenses arising in the ordinary course of business. See Note 15 for further discussion.

Asset Retirement Obligation

As part of the fuel operations at its operated convenience stores, at most of the other owned and leased locations leased to independent dealers, certain other independent dealer locations and proprietary cardlock locations, there are aboveground and underground storage tanks for which the Company is responsible. The future cost to remove a storage tank is recognized over the estimated remaining useful life of the storage tank or the termination of the applicable lease. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a storage tank is installed. The amount added to equipment or right-of-use asset is amortized and accretion expense is recognized in connection with the discounted liability over the remaining life of the respective storage tanks. The accretion of the asset retirement obligation is recorded in interest and other financial expenses in the consolidated statements of operations.

The estimated liability is based upon historical experience in removing storage tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and current and anticipated federal and state regulatory requirements governing the removal of tanks, and discounted. The asset retirement obligations are re-evaluated annually and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or whether federal or state regulators enact new guidance on the removal of such tanks. The non-current portion of the asset retirement obligation is included in non-current liabilities in the consolidated balance sheets.

A reconciliation and roll forward of the liability for the removal of its storage tanks was as follows:

	2022		2021	
	(in thousands)			
Beginning Balance as of January 1,	$	58,428	$	53,235
Acquisitions in year		5,870		3,796
Accretion expense		1,833		1,705
Adjustments		(727)		(178)
Retirement of tanks		(95)		(130)
Ending Balance as of December 31, (*)	$	65,309	$	58,428

(*) $400 thousand and $407 thousand were recorded to other current liabilities in the consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Fuel Vendor Agreements

GPMP enters into fuel supply contracts with various major fuel suppliers. These fuel supply contracts have expiration dates at various times through June 2032. In connection with certain of these fuel supply and related incentive agreements, upfront payments and other vendor assistance payments for rebranding costs and other incentives were received. If GPMP defaults under the terms of any contract, including not purchasing committed fuel purchase volume, or terminates any supply agreement prior to the end of the applicable term, GPMP must refund and reimburse the respective fuel supplier for the unearned unamortized portion of the payments received to date, based on the amortization schedule outlined in each respective agreement and refund other benefits from each supplier subject to the terms that were set in the incentive agreement, as well as pay a penalty with regard to the early termination if applicable. The payments are amortized and recognized as a reduction to fuel costs using the straight-line method based on the term of each agreement or based on fuel volume purchased. The amount of the unamortized liability was $31.4 million and $27.5 million as of December 31, 2022 and 2021, respectively, which were recorded in other current and non-current liabilities on the consolidated balance sheets. The legal liability period in these fuel supply agreements can extend beyond the amortization period, and differ in the amortization schedule, used for book purposes.

Purchase Commitments

In the ordinary course of business, the Company has entered into agreements with fuel suppliers to purchase inventories for varying periods of time. The fuel vendor agreements with suppliers require minimum volume purchase commitments of branded gasoline, which vary throughout the period of supply agreements and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distributions. If the Company fails to purchase the required minimum volume during a contract year, the underlying supplier's exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or an agreed monetary compensation. Based upon GPMP's current and future expected purchases, the Company does not anticipate incurring penalties for volume shortfalls with isolated de minimis exceptions.

In light of the reduction in the number of gallons sold since the onset of the COVID-19 pandemic, certain of the Company's principal fuel suppliers have waived the requirements under their agreements with the Company to purchase minimum quantities of gallons, including such requirements under the incentive agreements from such suppliers. As of December 31, 2022, the reduction in gallons sold did not affect the Company's ability to receive incentives under the agreements with its principal suppliers.

The total future minimum gallon volume purchase requirements from fuel vendors were as follows:

	Gallons (in thousands)
2023	407,570
2024	293,203
2025	191,155
2026	169,512
2027	169,512
Thereafter	678,049
Total	1,909,001

Merchandise Vendor Agreements

The Company enters into various merchandise product supply agreements with major merchandise vendors. The Company receives incentives for agreeing to exclusive distribution rights for the suppliers of certain products.

Legal Matters

The Company is a party to various legal actions, as both plaintiff and defendant, in the ordinary course of business. The Company's management believes, based on estimations with support from legal counsel for these matters, that these legal actions are routine in nature and incidental to the operation of the Company's business and that it is not reasonably possible that the ultimate resolution of these matters will have a material adverse impact on the Company's business, financial condition, results of operations and cash flows.

14. Leases

Lessee

As of December 31, 2022, the Company leased 1,144 of the convenience stores that it operates, 173 independent dealer locations, 113 cardlock locations and certain office and storage spaces, including land and buildings in certain cases. Most of the lease agreements are for long-term periods, ranging from 15 to 20 years, and generally include several renewal options for extension periods for five to 25 years each. Additionally, the Company leases certain store equipment, office equipment, automatic tank gauges and fuel dispensers.

As of December 31, 2022, there are approximately 775 sites which are leased under 38 separate master lease agreements. Master leases with 10 lessors encompass a total of approximately 735 sites. Master leases with the same landlord contain cross-default provisions, in most cases. In most instances of leases of multiple stores from one landlord, each one under a separate lease agreement, the lease agreements contain cross-default provisions between all or some of the other lease agreements with the same landlord.

The lease agreements include lease payments that are set at the beginning of the lease, but which may increase by a specified increment or pursuant to a formula both during the course of the initial period and any additional option periods.

Some of the lease agreements include escalation clauses based on the consumer price index, with the majority of these lease agreements including an increase in the consumer price index coupled with a multiplier and a percentage increase cap which effectively assures the cap will be reached each year. Lease payments determined as in-substance fixed payments are included in the lease payments used for the measurement of the lease liabilities. Some of the lease agreements include lease payments which are contingent upon fuel and merchandise sales (these amounts were not material during the above periods). In some of the lease agreements, the right of first refusal to purchase the sites from the lessor is given and in some of the lease agreements an option to purchase the sites from the lessor is given.

The leases are typically triple net leases whereby the lessor is responsible for the repair and maintenance at the site, insurance and property taxes in addition to environmental compliance.

The components of lease cost recorded on the consolidated statements of operations were as follows:

| | For the Year Ended December 31, | | |
	2022	2021	2020
	(in thousands)		
Finance lease cost:			
Depreciation of right-of-use assets	$ 12,061	$ 13,393	$ 12,743
Interest on lease liabilities	17,041	17,515	17,391
Operating lease costs included in store operating expenses	142,730	131,106	112,541
Operating lease costs included in general and administrative expenses	1,753	1,652	1,404
Lease cost related to variable lease payments, short-term leases and leases of low value assets	2,390	2,037	1,153
Right-of-use asset impairment charges	1,661	1,799	2,352
Total lease costs	$ 177,636	$ 167,502	$ 147,584

For the years ended December 31, 2022, 2021 and 2020, total cash outflows for leases amounted to approximately $139.0 million, $128.4 million and $106.3 million for operating leases, respectively, and $23.6 million, $25.0 million and $24.7 million for financing leases, respectively.

Supplemental balance sheet data related to leases was as follows:

| | As of December 31, | |
| | 2022 | 2021 |
	(in thousands)	
Operating leases		
Assets		
Right-of-use assets under operating leases	$ 1,203,188	$ 1,064,982
Liabilities		
Operating leases, current portion	57,563	51,261
Operating leases	1,218,045	1,076,905
Total operating leases	1,275,608	1,128,166
Weighted average remaining lease term (in years)	14.1	14.1
Weighted average discount rate	7.7%	7.3%
Financing leases		
Assets		
Right-of-use assets	$ 232,986	$ 236,963
Accumulated amortization	(50,873)	(44,585)
Right-of-use assets under financing leases, net	182,113	192,378
Liabilities		
Financing leases, current portion	5,457	6,383
Financing leases	225,907	229,215
Total financing leases	231,364	235,598
Weighted average remaining lease term (in years)	23.4	23.8
Weighted average discount rate	7.2%	7.3%

As of December 31, 2022, maturities of lease liabilities for operating lease obligations and financing lease obligations having an initial or remaining non-cancellable lease terms in excess of one year were as follows. The minimum lease payments presented below include periods where an option is reasonably certain to be exercised and do not take into consideration any future consumer price index adjustments for these agreements.

| | Operating | Financing |
	(in thousands)	
2023	$ 151,974	$ 21,974
2024	153,275	20,922
2025	154,183	21,039
2026	153,603	20,664
2027	151,580	20,719
Thereafter	1,398,188	424,787
Gross lease payments	$ 2,162,803	$ 530,105
Less: imputed interest	(887,195)	(298,741)
Total lease liabilities	$ 1,275,608	$ 231,364

Lessor

The Company leases and subleases owned and leased properties to independent dealers and other tenants and subtenants which are accounted for as operating subleases. The majority of leases and subleases are for periods of up to 10 years, which may be a fixed period or a shorter period with an option or series of renewal options, and in certain cases with additional renewal options past such 10-year period. Some of the lease agreements include lease payments which are based upon such tenant's or subtenants' sales subject to fixed minimum lease payments. At the time that an agreement is entered into, the independent dealers and other tenants and subtenants often post a security deposit as collateral. Total operating sublease income was approximately $22.1 million, $20.7 million and $11.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. Sublease income is included in other revenues, net in the consolidated statements of operations.

As of December 31, 2022, the future minimum cash payments to be received under these operating subleases that have initial or remaining non-cancelable terms in excess of one year were as follows:

	Amount (in thousands)
2023	$ 21,449
2024	16,039
2025	14,646
2026	12,799
2027	10,048
Thereafter	31,340
	$ 106,321

15. Environmental Liabilities

The Company is subject to certain federal and state environmental laws and regulations associated with sites at which it stores and sells fuel and other fuel products, as well as at owned and leased locations leased or subleased to independent dealers.

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

- Annual payments for registration of storage tanks are recorded as prepaid expenses when paid and expensed throughout the year.

- Environmental compliance testing costs of storage tanks are expensed as incurred.

- Payments for upgrading and installing corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected remaining useful life of the relevant UST or the lease period of the relevant site in which the UST is installed, whichever is shorter. Leak detectors installed are capitalized and depreciated over the expected remaining useful life of the equipment.

- Costs for removal of storage tanks located at the convenience stores, selected independent dealer locations and certain cardlock locations are classified under the asset retirement obligation section as described in Note 13.

- A liability for future remediation costs of contaminated sites related to storage tanks as well as other exposures, is established when such losses are probable and reasonably estimable. Reimbursement for these expenses from government funds or from insurance companies is recognized as a receivable. The liabilities and receivables are not discounted to their present value. The net change in the reimbursement asset and liability for future remediation costs is recorded in store operating expenses in the consolidated statements of operations. The adequacy of the reimbursement asset and liability is evaluated by a third party at least twice annually and adjustments are made based on past experience, changing environmental conditions and changes in government policy.

As of December 31, 2022 and 2021, environmental obligations totaled $12.1 million and $12.9 million, respectively. These amounts were recorded as other current and non-current liabilities in the consolidated balance sheets. Environmental reserves have been established on an undiscounted basis based upon internal and external estimates in regard to each site. It is reasonably possible that these amounts will be adjusted in the future due to changes in estimates of environmental remediation costs, the timing of the payments or changes in federal and/or state environmental regulations.

The Company maintains certain environmental insurance policies and participates in various state underground storage tank funds that entitle it to be reimbursed for environmental loss mitigation. Estimated amounts that will be recovered from its insurance policies and various state funds for the exposures totaled $4.9 million and $5.1 million as of December 31, 2022 and 2021, respectively, and were recorded as other current and non-current assets in the consolidated balance sheets.

The undiscounted amounts of future estimated payments and anticipated recoveries from insurance policies and various state funds as of December 31, 2022 were as follows:

	Payments		Recoveries		Net Obligations	
			(in thousands)			
2023	$	3,425	$	1,083	$	2,342
2024		3,911		1,922		1,989
2025		2,185		1,139		1,046
2026		550		148		402
2027		447		122		325
Thereafter		1,546		528		1,018
Total Future Payments and Recoveries	$	12,064	$	4,942	$	7,122

16. Income Taxes

The Company and its subsidiaries file federal, state, local and foreign income tax returns in jurisdictions with varying statutes of limitation. The Company's subsidiary, GPM, had been classified through July 31, 2022 as a partnership for U.S. federal and certain state jurisdictions for income tax purposes.

In the third quarter of 2022, the Company, in order to streamline business operations and provide long term synergies and other cost savings, approved an internal entity realignment and streamlining of certain direct and indirect subsidiaries. The internal realignment involved a series of steps, the majority of which were completed by the end of the third quarter of 2022. As part of the internal restructuring plan, the tax status of certain subsidiaries changed from nontaxable to taxable. Accordingly, the recognition and derecognition of certain deferred taxes are reflected in the continuing operations as of the date on which the change in tax status occurred. The Company recorded a one-time non-cash tax expense in the amount of approximately $8.9 million for the year ended December 31, 2022 in connection with the internal entity realignment. The recording of this deferred tax expense aligned the Company's deferred tax assets and liabilities to reflect the temporary differences between the financial statement and tax basis of the Company's assets and liabilities at the time of the change in status. As a result of the internal entity realignment, effective July 31, 2022, Arko Convenience Stores, LLC, a wholly owned subsidiary of the Company, became the 100% owner of GPM, which was then classified as a disregarded entity for U.S. federal tax purposes.

The Company has income tax net operating losses ("NOL") and tax credit carryforwards related to both domestic and international operations. As of December 31, 2022, the Company has recorded a deferred tax asset of $5.3 million reflecting the benefit of $33.1 million in loss carryforwards and $5.1 million in tax credits. The deferred tax assets expire as follows:

	Amount	Expiration Date
	(in thousands)	
Domestic state NOL	$ 11,602	2032 - Indefinite
Foreign NOL	18,963	Indefinite life
Foreign capital loss	2,557	Indefinite life
Foreign tax credits	5,136	2022 - 2027

At each balance sheet date, the Company's management assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. This assessment is performed tax jurisdiction by tax jurisdiction. Based on this assessment, a valuation allowance has been recorded to reflect the portion of the deferred tax asset that is more likely than not to be realized.

The Company recorded a valuation allowance related to U.S. jurisdictions in the amount of $0.4 million and $0.0 million, respectively, as of December 31, 2022 and 2021 to recognize that a portion of the deferred tax asset will not be realized based on the more likely than not standard. In 2021, the Company released the valuation allowance in one tax jurisdiction which resulted in a $5.5 million benefit to the current rate. The release of the prior valuation allowance was based on the Company's current earnings and anticipated future earnings. The Company has recorded a 100% valuation allowance against its foreign subsidiaries' deferred tax assets in the amount of $10.7 million to recognize that the deferred tax asset will not be realized based on the more likely than not standard. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the respective three-year period in this jurisdiction. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

The benefits of tax positions are not recorded unless it is more likely than not the tax position would be sustained upon challenge by the appropriate tax authorities. As of December 31, 2022 and 2021, the Company and its subsidiaries have recorded $0.3

million and $0.6 million, respectively, for unrecognized tax benefits related to state exposures. A reconciliation of the beginning and ending balances of uncertain tax positions included in other current liabilities on the consolidated balance sheets was as follows:

	2022	2021
	(in thousands)	
Beginning balance as of January 1,	$ 600	$ 600
Additions for tax positions taken in prior years	—	931
Reductions of tax positions taken in prior years	—	—
Reductions for settlements on tax positions of prior years	(339)	(931)
Ending balance as of December 31,	$ 261	$ 600

Each of the Company's subsidiaries is subject to examination in their respective filing jurisdiction. For the Company's U.S. subsidiaries, tax years ending after December 31, 2018 remain open. The Company's foreign subsidiaries' tax returns up to and including tax year 2017 are considered closed due to the statute of limitations.

Earnings before income taxes were as follows:

	For the Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Domestic (U.S.)	$ 106,365	$ 73,338	$ 38,762
Foreign (Israel)	1,170	(2,277)	(9,622)
Total	$ 107,535	$ 71,061	$ 29,140

The components of the income tax provision were as follows:

	For the Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Current:			
Domestic federal	$ 6,907	$ 1,535	$ 690
Domestic state and local	6,350	5,251	2,558
Total current	13,257	6,786	3,248
Deferred:			
Domestic federal	19,830	7,550	(3,399)
Domestic state and local	2,470	(2,702)	(1,348)
Total deferred	22,300	4,848	(4,747)
Total income tax expense (benefit)	$ 35,557	$ 11,634	$ (1,499)

The reconciliation of significant differences between income tax expense applying the US statutory rate and the actual income tax expense (benefit) at the effective rate were as follows:

	For the Year Ended December 31,					
	2022		2021		2020	
	(in thousands)					
Income tax expense (benefit) at the statutory rate	$ 22,582	21.0%	$ 14,923	21.0%	$ 6,119	21.0%
Increases (decreases):						
Internal entity realignment, change in entity status (*)	8,880	8.3%	—	0.0%	—	0.0%
Non-controlling interest in partnership	(58)	(0.1)%	(48)	(0.1)%	(3,412)	(11.7)%
State income taxes, net of federal income tax benefit	6,470	6.0%	3,444	4.8%	2,188	7.5%
International rate differential	23	0.0%	(425)	(0.6)%	262	0.9%
Non-deductible expenses	1,392	1.3%	1,941	2.7%	470	1.6%
Investment in partnership	—	0.0%	—	0.0%	850	2.9%
Valuation allowance	(2,222)	(2.1)%	(3,892)	(5.5)%	(7,550)	(25.9)%
Credits	(1,319)	(1.2)%	(1,880)	(2.6)%	(1,066)	(3.7)%
Other rate differentials	(191)	(0.1)%	(2,429)	(3.4)%	640	2.3%
Total	$ 35,557	33.1%	$ 11,634	16.3%	$ (1,499)	(5.1)%

(*) refer to details above.

The above components reflect that for the three years ended December 31, 2022, the registrant filer was the Company, a U.S. (domestic) entity. Refer to Note 1 for details regarding the Merger Transaction.

Significant components of deferred income tax assets and liabilities consisted of the following:

		As of December 31,		
		2022		2021
		(in thousands)		
Deferred tax assets:				
Asset retirement obligation	$	16,290	$	1,616
Inventory		376		221
Lease obligations		375,299		72,944
Financial liabilities		24,607		—
Accrued expenses		4,054		213
Deferred income		9,868		1,024
Fuel supply agreements		61,816		—
Environmental liabilities		1,780		168
Transaction costs		2,224		2,273
Investment in partnership		13,754		33,332
Share-based compensation		3,936		224
Net operating loss carryforwards		5,291		11,922
Credits		5,136		11,971
Other		2,302		1,169
Total deferred tax assets		526,733		137,077
Valuation allowance		(11,142)		(13,416)
Total deferred tax assets, net		515,591		123,661
Deferred tax liabilities:				
Property and equipment		(123,931)		(10,540)
Intangible assets		(19,810)		(1,214)
Right-of-use assets		(345,902)		(66,097)
Prepaid expenses		(3,208)		(580)
Translation adjustments		—		(2,097)
Other		(12)		(4,632)
Total deferred tax liabilities		(492,863)		(85,160)
Net deferred tax asset	$	22,728	$	38,501

17. Equity and Temporary Equity

Dividends

The Company's board of directors (the "Board") declared, and the Company paid, dividends of $0.09 per share of common stock in 2022, totaling $10.9 million. The amount and timing of dividends payable on the common stock are within the sole discretion of the Board, which will evaluate dividend payments within the context of the Company's overall capital allocation strategy on an ongoing basis, giving consideration to its current and forecasted earnings, financial condition, cash requirements and other factors. As a result of the dividends paid on the common stock, the conversion price of the Company's Series A convertible preferred stock has been adjusted from $12.00 to $11.91 per share, as were the threshold share prices in the Deferred Shares agreement (as defined below). The Board declared a quarterly dividend of $0.03 per share of common stock, to be paid on March 21, 2023 to stockholders of record as of March 9, 2023.

Share Repurchase Plan

In February 2022, the Board authorized a share repurchase program for up to an aggregate of $50 million of outstanding shares of common stock. The share repurchase program does not have a stated expiration date. In the year ended December 31, 2022, the Company repurchased approximately 4.5 million shares of common stock under the repurchase program for approximately $39.0 million, or an average share price of $8.60.

Series A Redeemable Preferred Stock

On November 18, 2020, the Company entered into a subscription agreement with certain investors (the "Subscription Agreement") for the purchase by such investors of 700,000 shares of the Company's Series A convertible preferred stock, par value $0.0001 per share (the "Series A Stock") at the Merger Closing Date and up to an aggregate of additional 300,000 shares of the Company's Series A Stock if, and to the extent the Company exercises its right to sell such additional shares (which the Company exercised on December 14, 2020) so that on the Merger Closing Date, 1,000,000 shares of Series A Stock were issued. The shares of the Series A Stock were issued at a price per share of $100.

The key terms of the Series A Stock are as follows:

- **Conversion:** Each share of Series A Stock is convertible into shares of the Company at the holder's option at any time after the date of issuance of such share for a conversion price equal to $12.00 per share of Series A Stock, adjusted for customary recapitalization events including common stock dividends (the "Conversion Rate"), which Conversion Rate was $11.91 as of December 31, 2022. Holders are entitled to up to a total of 1.2 million additional shares of the Company's common stock (the "Bonus Shares") upon any optional conversion of Series A Stock by the holder for which notice of conversion is provided after June 1, 2027, but prior to August 31, 2027. The specific number of Bonus Shares will be determined according to the Company's volume weighted average price (the "VWAP") for the 30 trading days prior to June 1, 2027, adjusted for customary recapitalization events. Each share of Series A Stock will automatically convert into fully paid and nonassessable shares of the Company's common stock at the then-applicable Conversion Rate, if, at any time during target periods as set forth in the amended and restated Certificate of Incorporation of the Company (the "Charter"), the VWAP of the Company's common stock equals or exceeds the applicable target price as agreed in the Charter for that period (ranging between $15.50 to $18 per share for the period until March 31, 2025 and $18 thereafter, adjusted for any customary recapitalization events), provided that the average daily trading volume for the Company's common stock is at least $7.5 million.

- **Dividends:** Holders are entitled to receive, when, if, and as declared by the Board, cumulative dividends at the annual rate of 5.75% of the then-applicable Liquidation Preference (as defined below) per share of Series A Stock, paid or accrued quarterly in arrears (the "Dividend Rate"). If the Company fails to pay a dividend for any quarter at the then-prevailing Dividend Rate, then for purposes of calculating the accrual of unpaid dividends for such quarter then ended, dividends will be calculated to have accrued at the then-prevailing Dividend Rate plus 3% on an annual basis provided that the Dividend Rate will, in no event, exceed an annual rate of 14.50%, and will revert to 5.75% upon the Company paying in cash all then-accrued and unpaid dividends on the Series A Stock. If the Company breaches any of the protective provisions set forth below or fails to redeem the Series A Stock upon the proper exercise of any redemption right by the holders, the Dividend Rate will increase to an annual rate of 15% for so long as such breach or failure to redeem remains in effect.

- **Redemption:** At any time on or after August 31, 2027, holders of at least a majority of the then outstanding shares of the Series A Stock or the Company may deliver written notice requesting or notifying of redemption of all or a portion of shares of the Series A Stock at a price equal to the Liquidation Preference (as defined below).

  In addition, if the Company undergoes a change of control (as defined in the Charter), each holder, at such holder's election, may require the Company to purchase all or a portion of such holder's shares of Series A Stock that have not been converted, at a purchase price per share of Series A Stock, payable in cash, equal to the greater of (A) the sum of (x) the product of 101% multiplied by $100.00 per share of Series A Stock, adjusted for any customary recapitalization events, plus (y) all accrued but unpaid dividends in respect of such share as of the effective date of the change of control or (B) the amount payable in respect of such share in such change of control if such share of Series A Stock had been converted into common stock immediately prior to such change of control. In the event that a holder shall be entitled to redemption or a payment under this section and such payment is prohibited by Delaware law, then the Dividend Rate will be raised as set forth above to 15%.

- **Voting Rights:** Except as required by Delaware law or with regard to matters relating to their rights, holders are not entitled to vote on any matter presented to the holders of the Company's common stock for their action or consideration. Provided that at any time, the holders of a majority of the outstanding shares of Series A Stock are entitled to provide written notification to the Company that such holders are electing, on behalf of all holders, to activate their voting rights so that holders and holders of the Company's common stock will vote as a single class on an as converted basis. Holders will be and continue to be entitled to vote their shares of Series A Stock unless and until holders of at least a majority of the outstanding shares of Series A Stock provide further written notice to the Company that they are electing to deactivate their voting rights.

- **Liquidation Preference:** Upon the occurrence of the liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or a change of control of the Company (a "Liquidation Event"), holders of Series A Stock will be entitled to receive, prior and in preference to any distribution of any of the Company's assets to the holders of the Company's common stock, an amount equal to the greater of (x) $100 per share of Series A Stock, plus all accrued and unpaid dividends thereon, if any (the "Liquidation Preference"), for such holders' shares of Series A Stock or (y) the amount such holder would have received if such holder had converted such holders' shares of Series A Stock into the Company's common stock immediately prior to such Liquidation Event.

- **Protective Rights:** As long as the Series A Stock is outstanding, the Company will not be permitted without the consent of the holders of a majority of the then outstanding shares of such Series A Stock to: (i) incur indebtedness if the incurrence of such indebtedness results in the leverage ratio (as defined in the Ares Credit Agreement) being greater than 7:00:1:00, (ii) change or amend or waive the Charter or the Company's by laws if that will result in the rights, preference or privileges with respect to the Series A Stock being changed or diminish in a material way, and (iii) issuance or undertaking to issue any new class of equity rights that are entitled to dividends or payments upon liquidation senior to or pari passu with the Series A Stock.

- **Transfer Restrictions:** Holders may not transfer shares of Series A Stock for three years following the initial issue date of the Series A Stock without the prior written consent of the Company (not to be unreasonably withheld). After such date, shares of Series A Stock may be transferred without the prior written consent of the Company.

- **Short Position**: Each holder undertook that it and certain of its affiliates are not be permitted to hold a "put equivalent position" (as defined under the Securities Exchange Act of 1934, as amended) or other short position in the Company's common stock at periods specified in the Charter.

- **Registration Rights and Lock Up:** The investors joined the Registration and Lock Up Agreement as signed by some of the Company's common shareholders.

Classification of Convertible Preferred Stock – The Series A Stock is considered contingently redeemable based on events that are not solely within the Company's control. Accordingly, the Series A Stock is presented outside of permanent equity in the temporary equity section of the consolidated balance sheets. As of December 31, 2022 and 2021, the Series A Stock was accreted to its full redemption value.

Consideration for the Merger Transaction

On the Merger Closing Date, the equity holders of Arko Holdings received an aggregate of 65,208,698 shares of common stock and approximately $55.4 million in cash. In addition, each holder of Arko Holdings ordinary shares received a pro rata cash payment, in the form of additional merger consideration in total of approximately $58.7 million.

In accordance with the agreement with the GPM Minority (the "GPM Equity Purchase Agreement"), the GPM Minority received 33,772,660 shares of common stock. In addition, on the Merger Closing Date, the Company issued to Ares 1.1 million New Ares Warrants as defined below, and granted the Ares Put Option as defined in Note 10 above.

According to the Merger Agreement, at the Merger Closing Date, the Haymaker's founders (the "Haymaker Founders") were entitled to 4.8 million common shares and 3.55 million warrants in the Company entitling the warrant holders to 3.55 million shares for an exercise price of $11.50 per share. An additional 2.0 million common shares will be issued subject to the share price of the Company's common shares reaching $13.00 or higher within five years from the Merger Closing Date; an additional 2.0 million common shares will be issued subject to the share price of the Company's common shares reaching $15.00 or higher within seven years from the Merger Closing Date and additional up to 200 thousand common shares of the Company (the "Deferred Shares") will be issued subject to the number of Bonus Shares as defined above issued to the holders of Series A Stock not being higher than an amount determined.

New Ares Warrants

Pursuant to the agreement with the GPM Minority, on the Merger Closing Date, certain entities affiliated with Ares exchanged their warrants to acquire membership interests in GPM for warrants (the "New Ares Warrants") to purchase 1.1 million shares of the Company's common stock (the "New Ares Warrant Shares"). Each New Ares Warrant may be exercised to purchase one share of common stock at an exercise price of $10.00 per share, subject to adjustment as described below (the "New Ares Warrants Price"). Each New Ares Warrant may be exercised until the five year anniversary of the Merger Closing Date.

The New Ares Warrants Price and the number of New Ares Warrant Shares for which each New Ares Warrant remains exercisable will each be proportionally adjusted on an equitable basis in the event of a stock split, reverse stock split or similar recapitalization event.

A New Ares Warrant and all rights thereunder may not be transferred by the holder thereof, in whole or in part, without the written consent of the Company, which written consent may be withheld or given in the Company's sole discretion; provided, however, no such written consent of the Company shall be required with respect to a transfer of such warrant by such holder to an affiliate thereof.

Nomura Equity Transaction

On August 1, 2020, Haymaker and Nomura Securities International, Inc. ("Nomura") entered into an engagement letter, pursuant to which Nomura agreed to act as a placement agent in connection with the Company's issuance of the Series A Stock, and on September 8, 2020, Haymaker and Nomura entered into an engagement letter, pursuant to which Nomura agreed to act as a financial and capital markets advisor in connection with the Merger Transaction. On January 19, 2021, the Company, Haymaker and Nomura entered into a letter agreement, amending the engagement letters to provide that all of the placement fee and the transaction fee, in each case at Haymaker's option, may be paid to Nomura in the form of 296,150 shares of common stock. On January 21, 2021, the Company issued 296,150 shares of common stock to Nomura in a private placement in satisfaction of such fees.

Rights Offering

In April and May 2020, rights were exercised for the purchase of 5,749,458 common shares of Arko Holdings offered by way of a rights offering, according to a shelf offering report published by Arko Holdings in April 2020, in exchange for a gross amount of $11.4 million.

18. Share-Based Compensation

The Compensation Committee of the Board has approved the grant of non-qualified stock options, restricted stock units ("RSUs"), and shares to certain employees, non-employees and members of the Board under the ARKO Corp. 2020 Incentive Compensation Plan (the "Plan"). The total number of shares of common stock authorized for issuance under the Plan is 12.4 million. As of December 31, 2022, 7.1 million shares of common stock were available for future grants. Stock options granted under the Plan expire no later than ten years from the date of grant and the exercise price may not be less than the fair market value of the shares on the date of grant. Vesting periods are assigned to stock options and restricted share units on a grant-by-grant basis at the discretion of the Board. The Company issues new shares of common stock upon exercise of stock options and vesting of RSUs.

Additionally, a non-employee director may receive RSUs in lieu of up to 100% of his or her cash fees, which RSUs will be settled in common stock upon the director's departure from the Board or an earlier change in control of the Company.

Stock Options

The following table summarizes share activity related to stock options:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Remaining Average Contractual Term (Years)	Aggregate Intrinsic Value
	(in thousands)				(in thousands)
Options Outstanding, January 1, 2021	—	$ —			
Granted	126	10.00	3.73		
Options Outstanding, December 31, 2021	126	$ 10.00		9.2	$ —
Granted	771	9.11	2.70		
Options Outstanding, December 31, 2022	897	$ 9.24		9.0	$ 77
Exercisable at December 31, 2022	42	$ 10.00		8.2	$ —
Vested and expected to vest at December 31, 2022	897	$ 9.24		9.0	$ 77

The aggregate intrinsic value is the difference between the exercise price and the closing price of the Company's common stock on December 31.

As of December 31, 2022, total unrecognized compensation cost related to unvested stock options was approximately $1.6 million, which is expected to be recognized over a weighted average period of approximately 1.8 years.

The fair value of each stock option award is estimated by management on the date of the grant using the Black-Scholes option pricing model. The following table summarizes the assumptions utilized in the valuation of the stock option awards granted for the periods noted.

	For the Year Ended December 31,	
	2022	2021
Expected dividend rate	0.9%	—
Expected stock price volatility	28.3%	28.8%
Risk-free interest rate	1.7%	1.6%
Expected term of options (years)	10.0	10.0

The expected stock price volatility is based on the historical volatility of the Company's peer group's stock price. The volatilities are estimated for a period of time equal to the expected term of the related option. The risk-free interest rate is based on the implied yield of U.S. Treasury zero-coupon issues with an equivalent remaining term. The expected term of the options represents the estimated period of time until exercise and is determined by considering the contractual terms, vesting schedule and expectations of future employee behavior.

Restricted Stock Units

The following table summarizes share activity related to RSUs:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested RSUs, January 1, 2021	—	$ —
Granted	1,600	9.60
Released	(90)	9.70
Forfeited	(10)	9.60
Performance-based share adjustment	106	9.60
Nonvested RSUs, December 31, 2021	1,606	$ 9.60
Granted	1,923	8.41
Released	(395)	9.38
Forfeited	(19)	8.49
Nonvested RSUs, December 31, 2022	3,115	$ 8.90

In the years ended December 31, 2022 and 2021, 108,600 and 89,570 RSUs were issued to non-employee directors. These awards are included in the table above under restricted stock units. There were 198,170 and 89,570 RSUs issued to non-employee directors outstanding as of December 31, 2022 and 2021, respectively.

The fair value of RSUs released during 2022 and 2021 was $3.5 million and $0.9 million, respectively.

In the years ended December 31, 2022 and 2021, the Company granted a target of 1,120,354 and 644,867 performance-based RSUs, respectively. The performance-based RSUs in both years were awarded to certain members of senior management in connection with the achievement of specific key financial metrics that are primarily measured over a three-year period and cliff vest at the end of such period. The number of performance-based RSUs in both years which will ultimately vest is contingent upon the achievement of these key financial metrics at the end of the relevant performance period. The Company assesses the probability of achieving these metrics on a quarterly basis, and as of December 31, 2021, the number of performance-based RSUs was adjusted for the probability of achieving these metrics, resulting in additional expense of $1.0 million being recorded in 2021 based on the grant date fair value. No adjustment was made in 2022. For performance-based RSUs with market conditions, the Company recognizes the fair value expense ratably over the performance and vesting period.

In connection with the consummation of the Merger Transaction, approximately 96 thousand unvested RSUs which were previously granted to officers and other employees of Arko Holdings became fully vested and were exercised prior to the Merger Closing Date into ordinary shares of Arko Holdings. In December 2020, Arko Holdings granted approximately 200 thousand ordinary shares to officers of Arko Holdings. The shares, following the Merger Transaction, are governed by the Israel Appendix to the Plan. The shares were subject to the following terms: (a) approximately 133 thousand shares were granted with no vesting period; (b) approximately 67 thousand shares vest over a two year period from the grant date, subject to the grantees being employed by Arko Holdings; and (c) the fair value of the total Arko Holdings' shares granted, based on the market value of Arko Holdings' shares at the time of grant, was $1.8 million.

As of December 31, 2022, total unrecognized compensation cost related to RSUs was approximately $16.0 million, which is expected to be recognized over a weighted average period of approximately 1.7 years.

Stock Grants

In the year ended December 31, 2022, the Company granted 13,332 shares of immediately vested common stock to certain members of senior management, with a weighted average grant date fair value of $7.58 per share, or $0.1 million.

Compensation Cost

Total compensation cost recorded for employees, non-employees and members of the Board for the years ended December 31, 2022, 2021 and 2020 was $12.2 million, $5.8 million and $1.9 million, respectively, and included in general and administrative expenses on the consolidated statements of operations.

19. Related Party Transactions

Balances outstanding with related parties were as follows:

	As of December 31,	
	2022	2021
	(in thousands)	
Current assets:		
Due from equity investment	$ 111	$ 126
Loan to equity investment	674	1,008
Due from related parties	366	1,535
Current liabilities:		
Due to related parties	—	(258)

Mr. Kotler

Effective as of the Merger Closing Date, Mr. Kotler became the Chief Executive Officer of the Company and his compensation for such services (including his services as President and Chairman of the Board) is provided for in an employment agreement, dated September 8, 2020.

Prior to the Merger Closing Date, Mr. Kotler was one of Arko Holdings' controlling shareholders, and his services as Chief Executive Officer of GPM were provided to GPM through KMG Realty LLC ("KMG"), an entity wholly owned by Mr. Kotler, in exchange for management fees, pursuant to a management services agreement between GPM and KMG (the "GPM Management Services Agreement"). In addition, KMG was also party to a profits participation agreement with the members of GPM (the "Profits Participation Agreement"), pursuant to which KMG was entitled to receive annual net profit participation amounts from GPM.

Additionally, prior to October 31, 2020, the services of Mr. Kotler as Chairman of Arko Holdings were provided to Arko Holdings through KMG in exchange for management fees, pursuant to a management services agreement between Arko Holdings and KMG (the "Arko Management Services Agreement"). Each of the GPM Management Services Agreement, the Profits Participation Agreement and the Arko Holdings Management Services Agreement has been terminated, as described below.

GPM Management Services Agreement

Under the GPM Management Services Agreement, for the period January 1, 2020 through December 31, 2022, KMG was entitled to a management fee in the amount of $90,000 per month. In addition, KMG was entitled to receive an annual bonus in accordance with GPM's corporate incentive plan which could not exceed six monthly management fee payments. The GPM Management Services Agreement also required GPM to reimburse KMG for all out of pocket expenses related to the activity of GPM. Upon the closing of the Merger Transaction, the GPM Management Services Agreement was terminated. KMG continued to be entitled to receive the bonus of $540,000 for 2020.

Profits Participation Agreement

Pursuant to the Profits Participation Agreement, KMG was entitled, for the years 2020 through 2022, to an annual net profit participation amount up to an annual maximum amount of $400,000. Based on GPM's financial performance in 2020, KMG was entitled to an annual net profit participation amount of $400,000 for 2020. The Profits Participation Agreement was terminated upon the termination of the GPM Management Services Agreement, other than the right to receive the profit participation amount for 2020.

Arko Holdings Management Services Agreement

Under the Arko Management Services Agreement, KMG was entitled to a monthly management fee of approximately $5,000, linked to the Israeli Consumer Price Index, and to a reimbursement for reasonable expenses incurred by KMG in connection with the provision of management services. The Arko Management Services Agreement remained in effect until October 31, 2020.

Mr. Willner

Mr. Morris Willner, a director and beneficial owner in the Company, one of Arko Holdings' controlling shareholders until the Merger Closing Date, served as chairman of the board of managers of GPM. The terms of the management services agreement (the "Willner Management Agreement") effective between January 1, 2018 to December 31, 2020 between GPM and an entity owned and controlled by Mr. Willner (the "Willner Management Company") entitled the Willner Management Company to receive from GPM monthly management fees in the amount of $24,000. Total amounts paid to Mr. Willner in accordance with the Willner Management Agreement, recorded in general and administrative expenses, were approximately $0.3 million in the year ended December 31, 2020.

In addition, the Willner Management Company was entitled to reimbursement for all reasonable expenses incurred in providing management services and receive an annual payment based on GPM's bonus plan and based on GPM's results for the year ended December 31, 2020, the Willner Management Company was eligible for $0.1 million for the annual bonus.

At the Merger Closing Date, the Willner Management Agreement terminated. Mr. Willner continued to be entitled to the annual bonus for 2020.

20. Earnings per Share

The following table sets forth the computation of basic and diluted net income per share of common stock:

	For the Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Net income available to common stockholders	$ 65,997	$ 53,463	$ 10,433
Change in fair value of Ares Put Option	(329)	(927)	—
Net income available to common stockholders after assumed conversions	$ 65,668	$ 52,536	$ 10,433
Weighted average common shares outstanding — Basic	121,476	124,412	71,074
Effect of dilutive securities:			
Restricted share units	822	259	—
Ares Put Option	926	766	—
Weighted average common shares outstanding — Diluted	123,224	125,437	71,074
Net income per share available to common stockholders — Basic	$ 0.54	$ 0.43	$ 0.15
Net income per share available to common stockholders — Diluted	$ 0.53	$ 0.42	$ 0.15

The following potential shares of common stock have been excluded from the computation of diluted earnings per share because their effect would be antidilutive:

	As of December 31,		
	2022	2021	2020
	(in thousands)		
Ares Warrants	1,100	1,100	1,100
Public and private warrants	17,333	17,333	17,333
Ares Put Option	—	—	*
Series A redeemable preferred stock	8,396	8,333	8,333
Stock options	897	126	—

(*) Refer to description of this instrument in Note 10 above.

21. Financial Derivative Instruments

Beginning in the third quarter of 2022, the Company has made limited use of derivative instruments (futures contracts) to manage certain risks related to diesel fuel prices. The Company does not hold any derivatives for speculative purposes and it does not use derivatives with leveraged or complex features. The Company currently uses derivative instruments that are traded primarily over national exchanges such as the New York Mercantile Exchange ("NYMEX"). For accounting purposes, the Company has designated its derivative contracts as fair value hedges of firm commitments.

As of December 31, 2022, the Company had fuel futures contracts in place to hedge approximately 2.5 million gallons of diesel fuel for which the Company had a firm commitment to purchase. As of December 31, 2022, the Company had an asset derivative with a fair value of approximately $0.5 million recorded in other current assets and a firm commitment with a fair value of approximately $0.5 million recorded in other current liabilities on the consolidated balance sheet.

As of December 31, 2022, there was approximately $0.5 million of cash collateral provided to counterparties that was classified as restricted cash on the consolidated balance sheet. All cash flows associated with purchasing and selling fuel derivative instruments are classified as other operating activities, net cash flows in the consolidated statements of cash flows.

22. Fair Value Measurements and Financial Instruments

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e. observable inputs) and the lowest priority to data lacking transparency (i.e. unobservable inputs). An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value adjustment.

The fair value of cash and cash equivalents, restricted cash, short-term investments, trade receivables, accounts payable and other current liabilities approximated their carrying values as of December 31, 2022 and 2021 primarily due to the short-term maturity of these instruments. Based on market trades of the Senior Notes close to year-end (Level 1 fair value measurement), the fair value of the Senior Notes was estimated at approximately $354.7 million and $436.0 million as of December 31, 2022 and 2021, respectively, compared to a gross carrying value of $450 million. The fair value of the other long-term debt approximated their carrying values as of December 31, 2022 and 2021 due to the frequency with which interest rates are reset based on changes in prevailing interest rates. The fair value of fuel futures contracts was determined using NYMEX quoted values.

The Contingent Consideration from the Empire Acquisition (as defined in Note 4) is measured at fair value at the end of each reporting period and amounted to $3.7 million and $6.2 million as of December 31, 2022 and 2021, respectively. The fair value methodology for the Contingent Consideration liability is categorized as Level 3 because inputs to the valuation methodology are unobservable and significant to the fair value adjustment. Approximately $(0.3) million, $0.5 million and $0.2 million were recorded as a component of interest and other financial (income) expenses in the consolidated statements of operations for the change in the fair value of the Contingent Consideration for the years ended December 31, 2022, 2021 and 2020, respectively, and approximately $2.2 million, $1.7 million and $0 of income were recorded as a component of other expenses, net in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively.

The Public Warrants (as defined in Note 11), of which approximately 14.8 million were outstanding as of December 31, 2022, are measured at fair value at the end of each reporting period and amounted to $25.9 million and $23.6 million as of December 31, 2022 and 2021, respectively. The fair value methodology for the Public Warrants is categorized as Level 1. Approximately $(0.3) million, $5.5 million and $(0.3) million were recorded as a component of interest and other financial (income) expenses in the consolidated statements of operations for the change in the fair value of the Public Warrants for the years ended December 31, 2022, 2021 and 2020, respectively.

The Private Warrants (as defined in Note 11), of which approximately 2.5 million were outstanding as of December 31, 2022, are measured at fair value at the end of each reporting period and amounted to $4.5 million and $7.2 million as of December 31, 2022 and 2021, respectively. The fair value methodology for the Private Warrants is categorized as Level 2 because certain inputs to the valuation methodology are unobservable and significant to the fair value adjustment. The Private Warrants have been recorded at fair value based on a Black-Scholes option pricing model with the following material assumptions based on observable and unobservable inputs:

| | As of December 31, | |
	2022	2021
Expected term (in years)	3.0	4.0
Volatility	41.9%	36.3%
Risk-free interest rate	4.2%	1.1%
Strike price	$ 11.50	$ 11.50

For the change in the fair value of the Private Warrants, approximately $(0.1) million, $0.6 million and $(0.2) million were recorded as a component of interest and other financial (income) expenses in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively.

The Deferred Shares (as defined in Note 11) are measured at fair value at the end of each reporting period and amounted to $1.4 million and $1.6 million as of December 31, 2022 and 2021, respectively. The fair value methodology for the Deferred Shares is categorized as Level 3 because inputs to the valuation methodology are unobservable and significant to the fair value adjustment. The Deferred Shares have been recorded at fair value based on a Monte Carlo pricing model with the following material assumptions based on observable and unobservable inputs:

		As of December 31,		
		2022		**2021**
Expected term (in years)		4.4		5.4
Volatility		42.0%		35.9%
Risk-free interest rate		4.1%		1.3%
Stock price	$	8.66	$	8.77

For the change in the fair value of the Deferred Shares, approximately $0.1 million was recorded as a component of interest and other financial income in the consolidated statements of operations for each of the years ended December 31, 2022, 2021 and 2020.

The Ares Put Option (as defined in Note 10) is measured at fair value at the end of each reporting period and amounted to $8.6 million and $8.9 million as of December 31, 2022 and 2021, respectively. The fair value methodology for the Ares Put Option is categorized as Level 3 because inputs to the valuation methodology are unobservable and significant to the fair value adjustment. The Ares Put Option has been recorded at its fair value based on a Monte Carlo pricing model with the following material assumptions based on observable and unobservable inputs:

		As of December 31,		
		2022		**2021**
Expected term (in years)		0.2		1.2
Volatility		25.9%		30.1%
Risk-free interest rate		4.3%		0.4%
Strike price	$	12.845	$	12.935

For the change in the fair value of the Ares Put Option, approximately $(0.3) million, $(0.9) million and $0.6 million were recorded as a component of interest and other financial (income) expenses in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively.

23. Segment Reporting

The reportable segments were determined based on information reviewed by the chief operating decision maker for operational decision-making purposes, and the segment information is prepared on the same basis that the Company's chief operating decision maker reviews such financial information. The Company's reportable segments are retail, wholesale, fleet fueling and GPMP. The Company defines segment earnings as operating income.

The retail segment includes the operation of a chain of retail stores, which includes convenience stores selling fuel products and other merchandise to retail customers. At its Company operated convenience stores, the Company owns the merchandise and fuel inventory and employs personnel to manage the store.

The wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk and spot purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Company retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer, and shares the gross profit with the independent dealers.

The fleet fueling segment, which was added to the Company's business upon the closing of the Quarles Acquisition on July 22, 2022, includes the operation of proprietary and third-party cardlock locations (unstaffed fueling locations), and commissions from the sales of fuel using proprietary fuel cards that provide customers access to a nationwide network of fueling sites.

The GPMP segment includes GPMP and primarily includes its sale and supply of fuel to GPM and its subsidiaries related to substantially all of its sites that sell fuel in the retail and wholesale segments and charges a fixed fee primarily to sites in the fleet fueling segment (currently 5.0 cents per gallon sold). GPMP sells fuel at its cost of fuel (including taxes and transportation) plus a fixed margin (currently 5.0 cents per gallon). GPMP also supplies fuel to a small number of independent dealers and bulk and spot purchasers.

The "All Other" segment includes the results of non-reportable segments which do not meet both quantitative and qualitive criteria as defined under ASC 280, Segment Reporting. The Company revised the composition of the "All Other" segment in the third quarter of 2022 in conjunction with the closing of the Quarles Acquisition.

The majority of general and administrative expenses, depreciation and amortization, net other expenses, net interest and other financial expenses, income taxes and minor other income items including intercompany operating leases are not allocated to the segments.

With the exception of goodwill as described in Note 9 above, assets and liabilities relevant to the reportable segments are not assigned to any particular segment, but rather, managed at the consolidated level. All reportable segment revenues were generated from sites within the U.S. and substantially all of the Company's assets were within the U.S. No external customer represented more than 10% of revenues.

Inter-segment transactions primarily included the distribution of fuel by GPMP to GPM and substantially all of its sites that sell fuel (both in the retail and wholesale segments) and charges by GPMP to sites that sell fuel in the fleet fueling segment. The effect of these inter-segment transactions was eliminated in the consolidated financial statements.

Year Ended December 31, 2022	Retail	Wholesale	Fleet Fueling	GPMP	All Other	Total
			(in thousands)			
Revenues						
Fuel revenue	$3,887,549	$3,234,145	$270,670	$ 5,160	$ 3,566	$ 7,401,090
Merchandise revenue	1,647,642	—	—	—	—	1,647,642
Other revenues, net	67,280	23,451	2,178	1,024	134	94,067
Total revenues from external customers	5,602,471	3,257,596	272,848	6,184	3,700	9,142,799
Inter-segment	—	—	—	5,678,167	4,264	5,682,431
Total revenues from reportable segments	5,602,471	3,257,596	272,848	5,684,351	7,964	14,825,230
Operating income	264,552	33,864	18,382	89,035	792	406,625
Interest and other financial expenses, net				(11,654)	—	(11,654)
Income tax benefit					177	177
Loss from equity investment					(74)	(74)
Net income from reportable segments						$ 395,074

Year Ended December 31, 2021	Retail	Wholesale	GPMP	All Other	Total
			(in thousands)		
Revenues					
Fuel revenue	$ 3,048,893	$ 2,659,706	$ 5,734	$ —	$ 5,714,333
Merchandise revenue	1,616,404	—	—	—	1,616,404
Other revenues, net	63,271	22,298	1,092	—	86,661
Total revenues from external customers	4,728,568	2,682,004	6,826	—	7,417,398
Inter-segment	—	—	4,384,227	1,264	4,385,491
Total revenues from reportable segments	4,728,568	2,682,004	4,391,053	1,264	11,802,889
Operating income	240,233	21,998	91,619	1,264	355,114
Interest and other financial expenses, net			(14,363)	—	(14,363)
Income tax expense				(221)	(221)
Income from equity investment				186	186
Net income from reportable segments					$ 340,716

Year Ended December 31, 2020	Retail	Wholesale	GPMP	All Other	Total
			(in thousands)		
Revenues					
Fuel revenue	$ 1,940,303	$ 508,175	$ 3,923	$ —	$ 2,452,401
Merchandise revenue	1,494,342	—	—	—	1,494,342
Other revenues, net	53,424	9,335	897	—	63,656
Total revenues from external customers	3,488,069	517,510	4,820	—	4,010,399
Inter-segment	—	—	1,706,233	3,041	1,709,274
Total revenues from reportable segments	3,488,069	517,510	1,711,053	3,041	5,719,673
Operating income	200,000	3,523	47,036	3,041	253,600
Interest and other financial expenses, net			(6,277)	(1,817)	(8,094)
Income tax expense				(303)	(303)
Loss from equity investment				(1,269)	(1,269)
Net income from reportable segments					$ 243,934

A reconciliation of total revenues from reportable segments to total revenues on the consolidated statements of operations was as follows:

| | For the Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(in thousands)		
Total revenues from reportable segments	$ 14,825,230	$ 11,802,889	$ 5,719,673
Other revenues, net	—	—	(167)
Elimination of inter-segment revenues	(5,682,431)	(4,385,491)	(1,709,274)
Total revenues	$ 9,142,799	$ 7,417,398	$ 4,010,232

A reconciliation of net income from reportable segments to net income on the consolidated statements of operations was as follows:

| | For the Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(in thousands)		
Net income from reportable segments	$ 395,074	$ 340,716	$ 243,934
Amounts not allocated to segments:			
Other revenues, net	—	—	(167)
Store operating expenses	2,264	3,287	(2,380)
General and administrative expenses	(137,072)	(121,697)	(91,447)
Depreciation and amortization	(94,383)	(89,822)	(67,023)
Other income, net	(9,816)	(3,536)	(9,228)
Interest and other financial expenses, net	(48,355)	(58,108)	(44,852)
Income tax (expense) benefit	(35,734)	(11,413)	1,802
Net income	$ 71,978	$ 59,427	$ 30,639

24. Store Operating Expenses

Store operating expenses consisted of the following:

| | For the Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(in thousands)		
Salaries and wages	$ 287,185	$ 242,692	$ 217,121
Rent	145,120	133,143	113,694
Credit card fees	101,434	83,757	57,644
Utilities, upkeep, and taxes	63,121	57,497	51,811
Repairs and maintenance	43,873	37,345	28,469
Insurance	19,308	20,537	18,956
Other store operating expenses	61,133	55,547	44,727
Total store operating expenses	$ 721,174	$ 630,518	$ 532,422

SCHEDULE I
ARKO Corp. (Parent Company Only)
Condensed Balance Sheets
(in thousands)

	As of December 31,	
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 93,721	$ 88,508
Short-term loans to subsidiaries	—	40,119
Other current assets	16,168	10,110
Total current assets	109,889	138,737
Non-current assets:		
Investment in subsidiaries	312,708	255,444
Loans to subsidiaries	450,000	450,000
Deferred tax asset	2,239	2,403
Total assets	$ 874,836	$ 846,584
Liabilities		
Current liabilities:		
Long-term debt, current portion	$ 1,145	$ 1,500
Other current liabilities	17,364	7,436
Total current liabilities	18,509	8,936
Non-current liabilities:		
Long-term debt, net	443,648	442,889
Other non-current liabilities	31,845	41,307
Total liabilities	$ 494,002	$ 493,132
Series A redeemable preferred stock	100,000	100,000
Shareholders' equity	280,834	253,452
Total liabilities, redeemable preferred stock and shareholders' equity	$ 874,836	$ 846,584

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I
ARKO Corp. (Parent Company Only)
Condensed Statements of Operations
(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Income:			
Income from loans to subsidiaries and other investee	$ 23,645	$ 6,016	$ 3,960
Other income	—	—	597
	23,645	6,016	4,557
Expenses:			
General and administrative	7,437	6,152	4,562
Expenses related to loans to subsidiaries and other investee	—	—	2,692
	7,437	6,152	7,254
Income (loss) before interest and financial income (expenses)	16,208	(136)	(2,697)
Interest and other financial income	1,577	1,005	1,093
Interest and other financial expenses	(23,641)	(10,855)	(8,225)
Loss before income taxes	(5,856)	(9,986)	(9,829)
Income tax benefit (expense)	3,579	(2,771)	(324)
Equity income from subsidiaries	74,024	71,955	23,863
Net income	$ 71,747	$ 59,198	$ 13,710
Accretion of redeemable preferred stock	—	—	(3,120)
Series A redeemable preferred stock dividends	(5,750)	(5,735)	(157)
Net income attributable to common shareholders	$ 65,997	$ 53,463	$ 10,433

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I
ARKO Corp. (Parent Company Only)
Condensed Statements of Comprehensive Income
(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Net income	$ 71,747	$ 59,198	$ 13,710
Other comprehensive income:			
Foreign currency translation adjustments	—	—	4,675
Total other comprehensive income	—	—	4,675
Comprehensive income	$ 71,747	$ 59,198	$ 18,385

The accompanying notes are an integral part of the condensed financial statements.

ARKO Corp. (Parent Company Only)
Condensed Statements of Cash Flows
(in thousands)

		For the Year Ended December 31,				
		2022		**2021**		**2020**
Cash flows from operating activities:						
Net income	$	71,747	$	59,198	$	13,710
Adjustments to reconcile net income to net cash used in operating activities:						
Equity income from subsidiaries		(74,024)		(71,955)		(23,863)
Deferred income taxes		(164)		519		(130)
Amortization of deferred financing cost, debt discount and premium		759		152		(331)
Depreciation and amortization		—		—		8
Foreign currency loss (gain) and interest related to intercompany balances		1,693		(4,656)		4,703
Share-based compensation		955		868		1,891
Fair value adjustment of financial liabilities		(887)		5,021		107
Other operating activities, net		—		—		(38)
Changes in assets and liabilities:						
(Increase) decrease in other current assets		(11,542)		(1,586)		490
Increase in other current liabilities		6,752		3,713		942
Net cash used in operating activities	$	(4,711)	$	(8,726)	$	(2,511)
Cash flows from investing activities:						
Loans to investees	$	—	$	(450,000)	$	(68,939)
Repayments of loans to subsidiaries and other investees		40,000		—		109,946
Distribution from subsidiary		28,109		—		—
Investment in subsidiary		—		—		(107,299)
Net cash provided by (used in) investing activities		68,109		(450,000)		(66,292)
Cash flows from financing activities:						
Proceeds from issuance of long-term debt, net		—		442,737		—
Issuance of shares in Merger Transaction		—		—		60,318
Payment of Merger Transaction issuance costs		—		(4,773)		—
Issuance of redeemable preferred stock, net		—		—		96,880
Common stock repurchased		(40,042)		—		—
Dividends paid on common stock		(10,893)		—		—
Dividends paid on redeemable preferred stock		(5,750)		(5,892)		—
Repayment of long-term debt		(1,500)		(2,017)		(10,953)
Buyback of long-term debt		—		—		(1,995)
Proceeds from issuance of rights, net		—		—		11,332
Net cash (used in) provided by financing activities		(58,185)		430,055		155,582
Net increase (decrease) in cash and cash equivalents and restricted cash		5,213		(28,671)		86,779
Effect of exchange rate on cash and cash equivalents and restricted cash		—		—		2,875
Cash and cash equivalents and restricted cash, beginning of year		88,508		117,179		27,525
Cash and cash equivalents, end of year	$	93,721	$	88,508	$	117,179
Reconciliation of cash and cash equivalents and restricted cash						
Cash and cash equivalents, beginning of year		88,508		117,179		21,302
Restricted cash with respect to bonds, beginning of year		—		—		6,223
Cash and cash equivalents and restricted cash, beginning of year	$	88,508	$	117,179	$	27,525

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I
ARKO Corp. (Parent Company Only)
Condensed Statements of Cash Flows (cont’d)
(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Supplementary cash flow information:			
Cash received for interest	$ 26,028	$ 1,404	$ 2,340
Cash paid for interest	24,610	14	3,840
Cash paid for taxes	735	6,175	305
Supplementary noncash activities:			
Prepaid insurance premiums financed through notes payable	1,145	1,765	2,190
Issuance of shares	—	3,000	—
Ares Put Option	—	—	9,201

The accompanying notes are an integral part of the condensed financial statements.

ARKO Corp. (Parent Company Only)
Notes to Condensed Financial Statements

1. General

The condensed financial statements represent the financial information required by SEC Regulation S-X Rule 5-04 for ARKO Corp. (the "Company"), which requires the inclusion of parent company only financial statements if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year. As of December 31, 2022, the Company's restricted net assets of its consolidated subsidiary, GPM Investments, LLC ("GPM"), were approximately $720.6 million and exceeded 25% of the Company's total consolidated net assets. The primary restrictions as of December 31, 2022 were driven by GPM's financing agreement with PNC which restrict the transfer of non-cash assets from GPM to the Company. This financing agreement also include restrictions on distributions according to which, among other things, GPM's ability to distribute is subject to certain conditions as defined in the underlying agreement. For more information about GPM's financing agreement with PNC, refer to Note 12 to the consolidated financial statements.

The Merger Transaction was accounted for as a reverse recapitalization. Under this method of accounting, Haymaker was treated as the "acquired" company and Arko Holdings was considered the accounting acquirer for accounting purposes. The Merger Transaction was treated as the equivalent of Arko Holdings issuing stock in exchange for the net assets of Haymaker, accompanied by a recapitalization. Because Arko Holdings was deemed the accounting acquirer, upon the consummation of the Merger Transaction, the historical financial statements of Arko Holdings became the historical financial statements of the combined company. As a result, the financial statements included in these parent only financial statements reflect the historical operating results of Arko Holdings prior to the Merger Closing Date.

2. Summary of Significant Accounting Policies

The accompanying condensed financial statements have been prepared to present the financial position, results of operations and cash flows of the Company on a stand-alone basis as a holding company. Investments in subsidiaries are accounted for using the equity method. The condensed parent company only financial statements should be read in conjunction with the Company's consolidated financial statements.

3. Long-Term Debt

Senior Notes

On October 21, 2021, the Company completed a private offering of $450 million aggregate principal amount of 5.125% Senior Notes due 2029 (the "Senior Notes"), pursuant to a note purchase agreement dated October 14, 2021, by and among the Company, certain of the Company's wholly owned domestic subsidiaries (the "Guarantors"), and BofA Securities, Inc., as representative of the several initial purchasers named therein. The Senior Notes are guaranteed, on an unsecured senior basis, by all of the Guarantors. Refer to Note 12 to the consolidated financial statements for further details.

Insurance Premium Notes

The debt outstanding related to premium financing agreements are due within one year. Refer to Note 12 to the consolidated financial statements for further details.



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